Form 10-K, Exhibit 13
period 1993-12-31
ALLERGAN INC
filed 1994-03-28
CIK 850693

                                                                 EXHIBIT 13

                                    Allergan

                      F I N A N C I A L   O V E R V I E W

                                                                                    Year Ended December 31,

      In millions, except per share data                                             1993             1992             % Inc.
      ----------------------------------                                            ------           ------           -------
      Financial Highlights
      Net Sales                                                                     $858.9           $830.7             3%
      Earnings from continuing operations before
         income taxes and minority interest                                          143.6            131.6
      Earnings from continuing operations before
         cumulative effect of accounting changes                                     104.5             95.8             9%
      Earnings from discontinued operations                                            4.4             10.0
      Earnings before cumulative effect of
         accounting changes                                                          108.9            105.8
      Cumulative effect of accounting changes                                          -               (2.2)
      Net earnings                                                                   108.9            103.6              5%
      Per share
           Continuing operations                                                       1.58             1.42
           Discontinued operations                                                     0.07             0.14
           Cumulative effect of accounting changes                                     -              (0.03)
           Net earnings                                                                1.65             1.53
           Book value                                                               $  8.04           $ 7.48
      Debt-to-equity ratio                                                               28%              24%
      Effective tax rate                                                                 26%              25%


                                                                                    Year Ended December 31,

      In millions                                                                    1993             1992          % Inc.(Dec.)
      -----------                                                                   ------           ------        ------------
      Net Sales by Product Line
      Specialty Pharmaceuticals
           Eye Care                                                                 $386.2           $359.2              8 %
           Skin Care                                                                  32.4             37.3            (13)%
                                                                                    ------           ------            -----
                                                                                     418.6            396.5              6 %
      Surgical                                                                       115.3            111.8              3 %
      Optical Lens Care                                                              325.0            322.4              1 %
                                                                                    ------           ------             -----
      Total Net Sales                                                               $858.9           $830.7              3 %
                                                                                    ======           ======             =====
      Domestic                                                                        47.5%            47.9%
      International                                                                   52.5%            52.1%

                                                                                    Year Ended December 31,

                                                                                     1993             1992            % (Dec.)
                                                                                     ----             ----            --------
      Employee Data
      Number of employees                                                            4,749            5,158             (8)%

                                 Allergan, Inc.

                   F I N A N C I A L   I N F O R M A T I O N





                      Management's Discussion and Analysis

                          Consolidated Balance Sheets

                      Consolidated Statements of Earnings

                     Consolidated Statements of Cash Flows

                   Notes to Consolidated Financial Statements

                              Report of Management

                          Independent Auditors' Report

                               Quarterly Results

                       Summary of Selected Financial Data

                               1993 Annual Report

 M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S   O F
                   F I N A N C I A L   C O N D I T I O N   A N D
                 R E S U L T S   O F   O P E R A T I O N S   F O R
                     T H E   T H R E E   Y E A R   P E R I O D
                    E N D E D   D E C E M B E R   3 1 ,  1 9 9 3

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Year Period Ended December 31, 1993

This financial review presents the Company's operating results for each of the three years in the period ended December 31, 1993, and its financial condition at December 31, 1993. This review should be read in connection with the information presented in the Consolidated Financial Statements and the related Notes to the Consolidated Financial Statements. During 1991, Allergan implemented an organizational realignment and focused investments on opportunities that are more closely aligned with core strengths. As a result of these actions, four key events occurred. In the third quarter of 1991, Allergan incurred a pretax nonrecurring charge of $164.5 million. This charge related primarily to the Company's contact lens business and included $123.1 million of goodwill recorded in connection with the Company's acquisition of International Hydron Corporation in 1987. In the fourth quarter of 1992, the Company sold its North and South American contact lens business. In the third quarter of 1993, the Company sold the remainder of the contact lens business. The divestiture of the contact lens business, together with the prior operating results of that division and the nonrecurring charge in the third quarter of 1991, are presented in Allergan's financial results as a discontinued operation. See Note 2 to the Consolidated Financial Statements.

In the fourth quarter of 1991, the divestiture of the Humphrey Instruments Division was completed. See Note 2 to the Consolidated Financial Statements. The Humphrey divestiture, together with that Division's prior operating results, are also presented as a discontinued operation in Allergan's financial results.
                             RESULTS OF OPERATIONS

                                   Net Sales

Net sales for 1993 were $858.9 million, which was an increase of 3% over 1992. Net sales for 1992 were $830.7 million, which was an increase of 9% over 1991. On a geographical basis, Company-wide sales in markets outside the United States continue to represent an increasing portion of the Company's sales, growing from 50% in 1991 to 52% in 1992 and 53% in 1993. Foreign currency fluctuations in 1993 decreased sales by $38.5 million or 5% as compared to average rates in effect throughout 1992. Foreign currency fluctuations in 1992 increased sales by $10.4 million or 1% as compared to average rates in effect throughout 1991. Sales growth rates on a comparable exchange rate basis were 8% in both 1993 and 1992.

The following table sets forth, for the periods indicated, net sales by major product line.

                                                                      Year Ended December 31,
In millions                                               1993                  1992                  1991
- -----------                                              ------                ------                ------
Specialty Pharmaceuticals
     Eye Care                                            $386.2                $359.2                $317.7
     Skin Care                                             32.4                  37.3                  36.5
                                                         ------                ------                ------
                                                          418.6                 396.5                 354.2
Surgical                                                  115.3                 111.8                 108.2
Optical Lens Care                                         325.0                 322.4                 299.3
                                                         ------                ------                ------
     TOTAL                                               $858.9                $830.7                $761.7
                                                         ======                ======                ======
Domestic                                                   47.5%                 47.9%                 50.4%
International                                              52.5%                 52.1%                 49.6%

Eye Care pharmaceutical sales include a broad range of products for glaucoma therapy, ocular inflammation, muscle disorder, infection, allergy and dry eye. Eye Care pharmaceutical sales for 1993 represented an 8% increase over 1992, while 1992 sales represented a 13% increase over 1991. The largest sales volume products in this Division are glaucoma therapy products, including Betagan(R) and Propine(R) ophthalmic solutions. Future sales of Betagan(R) and Propine(R) are anticipated to be negatively impacted by the introduction of generic versions of these products in 1994. Sales growth in 1993 was primarily the result of the introduction of Acular(R) solution in the United States. Price increases in the U.S. market in 1992 and 1993 have also contributed to sales growth. Sales growth in 1992 in the U.S. market was adversely affected by the increasing cost of rebates for Medicaid under the recently enacted federal cost containment laws. In the international markets, expansion into new markets, continuing introductions of new products and sales of existing products favorably impacted sales.

The Skin Care Division sales represent the Company's line of dermatological products. Sales in 1993 declined by 13% compared to 1992 as a result of declines in sales of most skin care products and a decline in contract manufacturing sales, offset by an increase in sales of Elimite(R) cream. Medicaid rebate costs also increased in 1993 compared to 1992. Sales growth in 1992 was 2% compared to 1991. Such growth was the result of continued strong growth in promoted products led by Elimite(R) cream and Naftin(R) cream and gel, offset by the increasing cost of Medicaid rebates and declines in sales of other products.

Surgical sales represent products for the ophthalmic surgical market, including intraocular lenses (IOLs), pharmaceuticals and other products related to cataract surgery. Surgical sales increased 3% in both 1993 compared to 1992 and 1992 compared to 1991. Domestic sales declined 3% in 1993 and 5% in 1992, while sales in international markets increased by 14% in 1993 and 21% in 1992. The declines in U.S. sales have been primarily the result of a decline in PMMA IOL sales offset by growth in sales of surgical adjunct products. Total IOL unit sales in the U.S. market decreased 5% in 1993 after increasing 5% in 1992. Unit sales of PMMA IOLs decreased over 20% in 1993 and were essentially flat from 1991 to 1992. Silicone IOL unit sales in the U.S. market increased by 12% in 1993 and 10% in 1992, offsetting the weakness in the PMMA IOL market. Competitive pressures in the U.S. market have resulted in declines in average selling prices of the IOLs in both 1993 and 1992. Strong growth was achieved in international markets in both 1993 and 1992 as the Company increased market penetration in certain countries.

Optical Lens Care sales increased by 1% from 1992 to 1993 and by 8% from 1991 to 1992. Increased sales in international markets were offset by declines in sales in U.S. markets in both 1993 and 1992. Domestic sales decreased by 4% from 1992 to 1993 and 5% from 1991 to 1992. Such decreases were the result of continuing competitive pressures within the U.S. contact lens care market including, among other things, the introduction by Allergan's competitors of disposable contact lenses and lens disinfection systems that are easier to use. In 1992 the Company introduced a new contact lens disinfection system marketed in the United States under the name UltraCare(R), which has slowed the overall decrease in U.S. sales. International lens care product sales increased by 3% in 1993 compared to 1992. Such sales increased by 14% in 1992 compared to 1991. International sales increases were the result of the introduction of UltraCare(R) in 1992, introduction of Complete(R), a one-bottle disinfection system, in 1993, and increased market penetration. Currency fluctuations had a strong negative impact on 1993 international sales growth. Excluding currency fluctuations, international sales increased by 12% from 1992 to 1993.

                              Income and Expenses

The following table sets forth the relationship to sales of various income statement items:

                                                     Year Ended December 31,
                                                    1993       1992       1991
                                                   -----      -----      -----
Net sales                                          100.0%     100.0%     100.0%
Cost of sales                                       29.1       29.1       27.9
                                                   -----      -----      -----
Gross margin                                        70.9       70.9       72.1
Other operating costs/expenses:
   Selling, general/administrative                  42.2       43.7       46.8
   Research and development                         11.9       10.8        9.2
                                                   -----      -----      -----
Operating income                                    16.8       16.4       16.1
Nonoperating (expense)                              (0.1)      (0.6)      (0.8)
                                                   -----      -----      -----
Earnings from continuing operations before
  income taxes and minority interest                16.7       15.8       15.3
                                                   =====      =====      =====
Earnings from continuing operations before
  cumulative effect of accounting changes           12.2%      11.5%      11.6%
                                                   =====      =====      =====

                                 Gross Margins

The Company's gross margin percentage was unchanged at 70.9% in 1992 and 1993 as a result of various offsetting changes in prices and costs. Margins decreased as a result of declines in the average selling price of IOLs and lower average price increases for pharmaceutical products in 1993 in the U.S. and various European markets compared to price increases in the prior year. Such decreases were offset by an overall gross margin percentage increase resulting from a shift in the mix of sales to higher margin product lines. The gross margin percentage decreased by 1.2 percentage points to 70.9 % in 1992. The decline in gross margin was primarily the result of increasing costs of Medicaid rebates in the U.S. reducing the margins earned by the Company in the U.S. on pharmaceutical products. Declines in IOL average selling prices, among other things, also contributed to the decline.

                      Selling, General and Administrative

Selling, general and administrative expenses as a percentage of net sales decreased in 1993 to 42.2% from 43.7% in 1992 and 46.8% in 1991. Such decreases are primarily the result of continuing cost reductions and efficiencies resulting from the realignment of the Company's organization in 1991.

                            Research and Development

Research and development expenses increased by 15% in 1993 to $102.5 million compared to $89.5 million in 1992. Such expenses in 1992 were $19.1 million or 27% greater than the $70.4 million spent on research and development in 1991. As a percentage of sales, these investments increased to 11.9% in 1993 compared to 10.8% in 1992 and 9.2% in 1991. The increases in 1992 and 1993 in research and development expenditures were primarily in the areas of emerging technologies, such as Botox(R) (Botulinum Toxin Type A) purified neurotoxin complex and receptor-selective retinoid research. The increases in 1992 and 1993 are a result of the realignment of the Company's organization in 1991 with the intent to increase research and development and decrease selling, general and administrative expenses as a percentage of sales. These expenditures are allocated to each product line, with higher rates of investments allocated to Eye Care and Skin Care pharmaceuticals.

                                Operating Income

Operating income in 1993 was $144.6 million or 16.8% of net sales compared to $136.5 million or 16.4% of net sales in 1992. The increase in operating income from 1992 to 1993 was primarily the result of the increase in sales offset by the increase in research and development expenses. The increase in the operating income percentage from 1992 to 1993 was primarily the result of the decrease in the selling, general and administrative expense percentage offset by an increase in research and development costs as a percentage of net sales.

Operating income in 1992 of $136.5 million or 16.4% of sales was $13.5 million greater than 1991 operating income of $123.0 million or 16.1% of sales. The increase in operating income from 1991 to 1992 was primarily the result of the increase in sales. Such increase was offset by the decline in the gross margin percentage from 72.1% in 1991 to 70.9% in 1992 and the increase in research and development expenses. The increase in operating income percentage from 1991 to 1992 was primarily the result of the decrease in the selling, general and administrative expense percentage offset by the decrease in gross margin percentage and an increase in research and development as a percentage of net sales.

                      Earnings from Continuing Operations

Earnings from continuing operations in 1993 were $104.5 million or 12.2% of net sales compared to $95.8 million or 11.5% of net sales in 1992. The increase in 1993 was primarily the result of the increase in operating income and a $3.6 million decrease in interest expense, offset by an increase in income taxes resulting from the increase in income before income taxes. The effective tax rate was unchanged from 1992 at 25% in 1993. The Company anticipates that the effective tax rate will increase to approximately 30% in 1994 as a result of changes in the U.S. tax laws governing taxation of Puerto Rican operations enacted in 1993.

Earnings from continuing operations in 1992 were $95.8 million or 11.5% of net sales compared to $88.3 million or 11.6% of net sales in 1991. The increase in earnings from continuing operations was primarily the result of the increase in operating income in 1992 offset by an increase in income taxes. Income taxes increased as a result of the increase in operating income and an increase in the effective tax rate from 21% in 1991 to 25% in 1992.

                                  Net Earnings
Net earnings were $108.9 million in 1993 compared to $103.6 million in 1992. The increase in net earnings was the result of the increase in earnings from continuing operations offset by decreases in earnings from discontinued operations and gain on disposal of discontinued operations. In the fourth quarter of 1992, the Company sold its North and South American contact lens business and recognized a gain on such sale of $2.3 million. In the third quarter of 1993, the Company sold the remainder of the contact lens business and recognized a gain of $0.4 million. As a result, 1992 earnings from discontinued operations include the operation of the entire contact lens business for substantially all of 1992. The 1993 results from discontinued operations relate to the remaining operations outside North and South America for the first three quarters of the year.

Net earnings in 1992 were $103.6 million compared to a loss of $59.5 million in 1991. The 1991 earnings from discontinued operations include a nonrecurring charge of $148.6 million reflecting the write-off of $123.1 million of goodwill resulting from the acquisition of the contact lens business in 1987 and other charges related to the restructuring of the Company's contact lens business. Excluding the after tax effect of the nonrecurring charge, net earnings were $89.1 million in 1991. The increase in net earnings, excluding the nonrecurring charge, was the result of the increase in earnings from continuing operations, a $7.4 million increase in earnings from discontinued operations, and the recording of two accounting changes in 1992. The 1992 results include a charge of $4.5 million from a change in the method of accounting for postretirement benefits, and a $2.3 million increase in earnings from a change in the method of accounting for income taxes. Such changes are discussed further under "Accounting Changes," below.

During 1993 the Company purchased $71.0 million of treasury stock. Such purchases were the primary cause of a decrease in weighted average common shares outstanding from 67.7 million in 1992 to 66.2 million in 1993. Net earnings per common share increased by $0.12 or 8% from $1.53 in 1992 to $1.65 in 1993. The decrease in weighted average common shares outstanding resulting primarily from the purchase of treasury stock resulted in $0.04 of the increase in net earnings per common share from 1992 to 1993.

                        Liquidity and Capital Resources
Management assesses the Company's liquidity by its ability to generate cash to fund its operations. Significant factors in the management of liquidity are: funds generated by operations; levels of accounts receivable, inventories and accounts payable and capital expenditures; the extent of the Company's stock repurchase program; adequate bank lines of credit; and financial flexibility to attract long-term capital on satisfactory terms.

Historically, the Company has generated cash from operations in excess of working capital requirements. The net cash provided by operating activities in 1993 was $156.0 million compared to $169.5 million in 1992. The decrease in cash provided from operations was primarily the result of increases in accounts receivable and inventories and a decrease in accrued liabilities, offset by an increase in income taxes payable.

Cash utilized for investing activities in 1993 includes $59.9 million of expenditures for plant and equipment more fully described under "Capital Expenditures," below. Cash utilized for investing activities in 1993 also includes $27.6 million used to acquire product licenses and rights, marketing rights and software. Offsetting such expenditures were $24.6 million in proceeds from the sales of the contact lens businesses.

Net cash used in financing activities was $70.2 million in 1993, composed primarily of $71.0 million for purchase of treasury stock and $26.4 million for payments of dividends, offset by $30.2 million in net borrowings under commercial paper obligations. Net cash used in financing activities was $66.9 million in 1992, composed primarily of $25.6 million for payments of dividends, $24.0 million for purchases of treasury stock, and $24.0 million in reductions in debt. Net cash used in financing activities was $61.6 million in 1991, reflecting payment of dividends and reductions in long-term debt. Purchases of treasury stock in 1993 and 1992 have been the primary cause of a decrease in common stock outstanding from 67.3 million shares at December 31, 1991, to 66.8 million shares at December 31, 1992, and less than 64.0 million shares at December 31, 1993.

As of December 31, 1993, the Company had a $200 million bank credit facility which allows for borrowings of up to $150 million on a revolving basis over five years ending in December 1998, and an additional $50 million over a period ending in December 1994. Borrowings under the credit facility are subject to certain financial and operating covenants, including a requirement that the Company maintain certain financial ratios and other customary covenants for credit facilities of similar kind. As of December 31, 1993, the Company had no borrowings under this bank credit facility. As of December 31, 1993, the Company has classified $72.9 million of its commercial paper borrowings as long-term debt based upon the Company's ability to maintain such debt under terms of the credit facility described above. As of December 31, 1993, the Company had commercial paper borrowings of $102.9 million.

A substantial portion of the Company's existing cash and equivalents are held by non-U.S. subsidiaries. These funds are planned to be utilized in the Company's operations outside the United States. Tax considerations could limit the use of these funds for domestic purposes.

The Company believes that the net cash provided by operating activities, supplemented as necessary with borrowings available under the Company's existing credit facilities, will provide it with sufficient resources to meet current and long-term working capital requirements, debt service and other cash needs.

                              Capital Expenditures

Expenditures for property, plant and equipment totaled $59.9 million for 1993, $65.6 million for 1992 and $51.0 million for 1991. Expenditures for 1993 include expansion of manufacturing facilities in Ireland and a variety of other projects designed to improve productivity. The Company expects to invest approximately $55.0 to $60.0 million in property, plant and equipment in 1994.

                                   Inflation

Although at reduced levels in recent years, inflation continues to apply upward pressure on the cost of goods and services used by the Company. The competitive and regulatory environments in many markets substantially limit the Company's ability to fully recover these higher costs through increased selling prices. The Company continually seeks to mitigate the adverse effects of inflation through cost containment and improved productivity and manufacturing processes.

                         Foreign Currency Fluctuations

Approximately 53% of the Company's revenues in 1993 were derived from operations outside the U.S., and a portion of the Company's international cost structure is denominated in currencies other than the U.S. dollar. As a result, the Company is subject to fluctuations in sales and earnings reported in U.S. dollars as a result of changing currency exchange rates. The Company routinely monitors its transaction exposure to currency rates and implements certain hedging strategies to limit such exposure, as appropriate. The impact of foreign currency fluctuations on the Company's sales has been as follows: a $38.5 million decrease in 1993; a $10.4 million increase in 1992; and a $0.8 million decrease in 1991. See Note 1 to the Consolidated Financial Statements.

                               Accounting Changes

Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 generally provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. The cumulative effect of the adoption of SFAS 109 increased net earnings by $2.3 million. The effect of adoption of SFAS 109 on 1992 earnings was not material.

In 1992 the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of adoption of the new standard on postretirement benefits other than pensions decreased net earnings by $4.5 million in 1992. In 1992, adoption of SFAS 106 decreased 1992 operating income and net earnings by $1.5 million and $0.9 million, respectively.

             C O N S O L I D A T E D   B A L A N C E   S H E E T S

                                                                December 31,
In millions, except share data                                1993       1992
- ------------------------------                               ------     ------
Assets
Current assets
   Cash and equivalents                                      $141.8     $121.3
   Trade receivables, net                                     146.8      148.5
   Inventories                                                 90.2       89.7
   Other current assets                                        65.1       63.3
                                                             ------     ------
       Total current assets                                   443.9      422.8
Investments and other assets                                   89.9       69.1
Property, plant and equipment, net                            288.1      268.6
Goodwill and intangibles, net                                 117.9      125.3
                                                             ------     ------
       Total assets                                          $939.8     $885.8
                                                             ======     ======

Liabilities and Stockholders' Equity
Current liabilities
   Notes payable                                             $ 38.0     $ 37.8
   Accounts payable                                            59.1       54.4
   Accrued compensation                                        42.8       40.9
   Other accrued expenses                                      89.8       92.3
   Income taxes                                                46.7       42.2
                                                             ------     ------
       Total current liabilities                              276.4      267.6
Long-term debt                                                104.6       82.0
Other liabilities                                              29.6       23.4

Commitments and contingencies

Minority interest                                              14.7       13.0

Stockholders' equity
   Preferred stock, $.01 par value; authorized
     5,000,000 shares; none issued                                -          -
   Common stock, $.01 par value; authorized
     150,000,000 shares; issued
     67,495,000 and 67,579,000 shares                           0.7        0.7
   Additional paid-in capital                                 194.5      194.2
   Foreign currency translation adjustment                     (5.0)       2.0
   Retained earnings                                          403.2      320.8
                                                             ------     ------
                                                              593.4      517.7
   Less treasury stock, at cost
     (3,512,000 and 789,000 shares)                           (78.9)     (17.9)
                                                             ------     ------
       Total stockholders' equity                             514.5      499.8
                                                             ------     ------
       Total liabilities and stockholders' equity            $939.8     $885.8
                                                             ======     ======

See accompanying notes to consolidated financial statements.

     C O N S O L I D A T E D   S T A T E M E N T S   O F   E A R N I N G S

                                                                   Year Ended December 31,
In millions, except per share data                        1993              1992              1991
- ----------------------------------                       ------            ------            ------
Net sales                                                $858.9            $830.7            $761.7
Operating costs and expenses
   Cost of sales                                          249.6             241.8             212.1
   Selling, general and administrative                    362.2             362.9             356.2
   Research and development                               102.5              89.5              70.4
                                                         ------            ------            ------
                                                          714.3             694.2             638.7
                                                         ------            ------            ------
Operating income                                          144.6             136.5             123.0
Nonoperating income (expense)
   Interest income                                          6.7               7.7               7.4
   Interest expense                                        (8.1)            (11.7)            (16.3)
   Other, net                                               0.4              (0.9)              2.3
                                                         ------            ------            ------
                                                           (1.0)             (4.9)             (6.6)
                                                         ------            ------            ------
Earnings from continuing operations
  before income taxes and minority interest               143.6             131.6             116.4
Provision for income taxes                                 36.5              33.3              24.5
Minority interest                                           2.6               2.5               3.6
                                                         ------            ------            ------
Earnings from continuing operations
  before cumulative effect of accounting changes          104.5              95.8              88.3
Discontinued operations
   Earnings (loss) from operations, net of
     income taxes                                           4.0               7.7            (148.3)
   Gain on disposal, net of income taxes                    0.4               2.3               0.5
                                                         ------            ------            ------
Earnings (loss) before cumulative
  effect of accounting changes                            108.9             105.8             (59.5)
Cumulative effect of accounting changes                     -                (2.2)              -
                                                         ------            ------           -------
Net earnings (loss)                                      $108.9            $103.6           $ (59.5)
                                                         ======            ======           =======
Net earnings (loss) per common share
   Continuing operations                                 $ 1.58            $ 1.42           $  1.31
   Discontinued operations
       Earnings (loss) from operations                     0.06              0.11             (2.21)
       Gain on disposal                                    0.01              0.03              0.01
   Cumulative effect of accounting changes                  -               (0.03)              -
                                                         ------            ------           -------
                                                         $ 1.65            $ 1.53           $ (0.89)
                                                         ======            ======           =======
Weighted average common shares
  outstanding                                              66.2              67.7              67.2
                                                         ======            ======           =======

See accompanying notes to consolidated financial statements.

   C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S

                                                                Year Ended December 31,
In millions                                               1993            1992             1991
- -----------                                               ----            ----           ------
Cash flows provided by operating activities
Net earnings (loss)                                      $108.9          $103.6          $ (59.5)
Non-cash items included in net earnings (loss)
   Cumulative effect of accounting changes                  -               2.2              -
   Depreciation and amortization                           46.8            42.9             46.2
   Deferred income taxes                                   (6.5)           (0.1)           (16.4)
   Gain on disposal of business                            (0.9)           (3.7)            (1.0)
   Loss on sale of assets                                   4.1             1.0              0.6
   Expense of compensation plans                            6.6             4.4              2.2
   Minority interest                                        2.6             2.5              3.6
   Nonrecurring charges                                     -               -              164.5
Changes in assets and liabilities
   Trade receivables                                      (15.3)            6.7              2.4
   Inventories                                             (8.3)            0.7             (5.8)
   Accounts payable                                         6.9             7.6             (2.5)
   Income taxes                                             5.3            (6.1)            (0.9)
   Accrued liabilities                                      1.0            10.7             (7.5)
   Other                                                    4.8            (2.9)            (4.2)
                                                         ------          ------           ------
       Net cash provided by operating activities          156.0           169.5            121.7
                                                         ------          ------           ------

Cash flows from investing activities
Additions to property, plant and equipment                (59.9)          (65.6)           (51.0)
Disposals                                                  25.1             2.6             42.5
Investment in Ligand Pharmaceuticals                       (4.0)          (20.0)             -
Other                                                     (27.0)          (20.9)           (22.2)
                                                         ------          ------           ------
       Net cash used in investing activities              (65.8)         (103.9)           (30.7)
                                                         ------          ------           ------

Cash flows from financing activities
Dividends to stockholders                                 (26.4)          (25.6)           (22.0)
Increase (decrease) in notes payable                       (2.1)          (11.8)             5.8
Sale of stock to employees                                  3.5             6.6              3.5
Net borrowings under commercial
  paper obligations                                        30.2             -                -
Long-term debt borrowings                                   -               0.1              1.5
Repayments of long-term debt                               (4.4)          (12.2)           (49.7)
Payments to acquire treasury stock                        (71.0)          (24.0)            (0.7)
                                                         ------          ------           ------
       Net cash used in financing activities              (70.2)          (66.9)           (61.6)
                                                         ------          ------           ------
Effect of exchange rates on cash and equivalents            0.5            (4.8)            (2.1)
                                                         ------          ------           ------
Net increase (decrease) in cash and equivalents            20.5            (6.1)            27.3
                                                                                             -
Effect of consolidation of joint venture on
  cash and equivalents                                      -               -               15.7
Cash and equivalents at beginning of year                 121.3           127.4             84.4
                                                         ------          ------           ------
Cash and equivalents at end of year                      $141.8          $121.3           $127.4
                                                         ======          ======           ======

Supplemental disclosure of cash flow information
Cash paid during the year for
   Interest (net of amount capitalized)                  $  6.2          $  9.3           $ 20.8
                                                         ======          ======           ======
   Income taxes                                          $ 39.9          $ 39.7           $ 36.2
                                                         ======          ======           ======

See accompanying notes to consolidated financial statements.

        N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L
            S T A T E M E N T S   O F   A L L E R G A N ,   I N C .

              Note 1:  Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Allergan and all of its subsidiaries. Results of operations of businesses sold have been reported as discontinued operations, and the consolidated statements of earnings exclude sales and expenses of the businesses from results of continuing operations. All significant transactions among the consolidated entities have been eliminated from the financial statements. The Company's financial position and results of operations include amounts for a joint venture in Japan on a consolidated basis. The accounts of non-U.S. subsidiaries are included on the basis of their fiscal years ended November 30.

                          Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are generally determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity. Gains and losses resulting from foreign currency transactions and translation adjustments relating to foreign entities deemed to be operating in U.S. dollar functional currency or in highly inflationary economies are included in earnings. Foreign currency transaction and translation losses were $3.1 million in 1993, $3.8 million in 1992 and $2.3 million in 1991.

                              Cash and Equivalents

The Company considers cash and equivalents to include cash in banks and deposits with financial institutions which can be liquidated without prior notice or penalty.

                                  Inventories

Inventories are valued at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method.

                         Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions, major renewals and improvements are capitalized, while maintenance and repairs are expensed. Upon disposition, the net book value of assets is relieved and resulting gains or losses are reflected in earnings.

                                  Depreciation

For financial reporting purposes, depreciation is generally provided on the straight-line method over the useful life of the related asset. Accelerated depreciation methods are generally used for income tax purposes.

                            Goodwill and Intangibles

Goodwill represents the excess of acquisition costs over the fair value of net assets of purchased businesses and is being amortized on a straight-line basis over periods from ten to thirty years. Intangibles include patents, licensing agreements and marketing rights which are being amortized over their estimated useful lives. Amortization expense was $9.8 million in 1993, $10.4 million in 1992 and $12.3 million in 1991.

                                  Income Taxes

Effective January 1, 1992, Allergan adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" (see Note 5). SFAS 109 generally provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. No provision is made for taxes on unremitted earnings of certain non-U.S. subsidiaries which are or will be reinvested indefinitely in such operations.

Pursuant to the deferred method under APB Opinion 11, which was applied in 1991 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for that year. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

                  Postretirement Benefits Other Than Pensions

In 1992, the Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the Company to accrue, during the years of employee service, the expected costs of providing postretirement benefits other than pensions to retired employees, employees' beneficiaries and covered dependents (see Note 7). Prior to 1992 the Company accounted for postretirement benefits by recognizing them as a charge to earnings as claims were received.

                        Note 2:  Discontinued Operations

In the fourth quarter of 1992, the Company sold its contact lens business in North and South America and recognized a gain on the sale of $2.3 million, net of $1.4 million of income taxes. In the third quarter of 1993, the Company divested its contact lens business outside of the Americas and recognized a gain on the sale of $0.4 million, net of income taxes of $0.5 million. In the third quarter of 1991, the Company recognized a pretax nonrecurring charge of $164.5 million, which included the write-off of $123.1 million of goodwill resulting from the acquisition of the contact lens business in 1987 and other charges related to the restructure of the Company's contact lens business. Such charge is included in the results of operations of the contact lens business which were as follows:

In millions                                                      1993          1992        1991
- -----------                                                     ------        ------      -------
Net Sales                                                        $29.1         $67.0      $  77.6
Earnings (loss) from operations before income taxes                6.7           8.7       (164.6)
Earnings (loss) from operations, net of income taxes               4.0           7.7       (149.7)

In the fourth quarter of 1991, the Company completed the divestiture of its Humphrey Instruments business and recognized a gain on the sale of $0.5 million, net of $0.5 million of income taxes. Results of operations in 1991 of the Humphrey Instruments business were as follows:

In millions                                                                    1991
- -----------                                                                   ------
Net Sales                                                                      $67.5
Earnings from operations before income taxes                                     3.1
Earnings from operations, net of income taxes                                    1.4

Results of operations of the contact lens business and the Humphrey Instruments business have been reported as discontinued operations, and the consolidated statements of earnings exclude sales and expenses of these businesses from the results of continuing operations for all years presented.

          Note 3:  Composition of Certain Financial Statement Captions

                                                                        December 31,
In millions                                                      1993                  1992
- -----------                                                     ------                ------
Trade receivables, net
   Trade receivables                                            $152.6                $155.5
   Less allowance for doubtful accounts                            5.8                   7.0
                                                                ------                ------
                                                                $146.8                $148.5
                                                                ======                ======
Inventories
   Finished products                                            $ 58.7                $ 57.5
   Work in process                                                13.8                  11.7
   Raw materials                                                  17.7                  20.5
                                                                ------                ------
                                                                $ 90.2                $ 89.7
                                                                ======                ======

Property, plant and equipment, net
   Land                                                         $ 14.0                $ 14.4
   Buildings                                                     220.7                 205.7
   Machinery and equipment                                       206.3                 186.1
                                                                ------                ------
                                                                 441.0                 406.2
   Less accumulated depreciation                                 152.9                 137.6
                                                                ------                ------
                                                                $288.1                $268.6
                                                                ======                ======

Goodwill and intangibles, net
   Goodwill                                                     $139.9                $141.5
   Intangibles                                                    30.9                  35.0
                                                                ------                ------
                                                                 170.8                 176.5
   Less accumulated amortization                                  52.9                  51.2
                                                                ------                ------
                                                                $117.9                $125.3
                                                                ======                ======

                   Note 4:  Notes Payable and Long-Term Debt

                                                                         December 31,
In millions                                                      1993                  1992
- -----------                                                     ------                ------
Notes payable
Bank loans                                                      $  4.0                $  3.6
Commercial paper                                                  30.0                  30.0
Current maturities of long-term debt                               4.0                   4.2
                                                                ------                ------
   Total notes payable                                          $ 38.0                $ 37.8
                                                                ======                ======

Long-term debt

Commercial paper                                                $ 72.9                $ 42.7
ESOP loan                                                         24.6                  26.5
Capitalized leases                                                 8.7                  10.3
Other                                                              2.4                   6.7
                                                                ------                ------
                                                                 108.6                  86.2
   Less current maturities                                         4.0                   4.2
                                                                ------                ------
   Total long-term debt                                         $104.6                $ 82.0
                                                                ======                ======

In December 1993, the Company entered into a domestic $200 million revolving credit facility with several banks. A $50 million portion of the facility expires in December 1994 while the remaining $150 million expires in December 1998. This credit facility replaced a similar facility entered into in July 1989. The facility offers various interest rates at the Company's option based on a percentage of prime or the London interbank borrowing rates, or other negotiated rates, and is used to support general corporate purposes and the issuance of commercial paper in the United States. The facility provides that the Company will maintain certain financial and operating covenants which include, among other provisions, maintaining minimum debt to capitalization ratios and minimum consolidated net worth. The facility also limits subsidiary debt and restricts dividend payments. The Company was in compliance with these covenants as of December 31, 1993. At December 31, 1993 and 1992, there was no debt outstanding under the revolving credit facilities. At December 31, 1993 and 1992, the Company classified $72.9 million and $42.7 million, respectively, of commercial paper as long-term debt because the Company has the ability to refinance this debt on a long-term basis under the terms of the revolving credit facility. The commercial paper is issued at current market rates and the carrying value approximates the fair value. The Employee Stock Ownership Plan (ESOP) is discussed in Note 8.

The aggregate maturities of long-term debt are $4.0 million in 1994, $3.7 million in 1995, $2.7 million in 1996, $2.7 million in 1997, $75.8 million in 1998 and $19.7 million thereafter. For purposes of summarizing the maturities of long-term debt, the commercial paper outstanding of $72.9 million at December 31, 1993 was treated as maturing in 1998 upon expiration of the current credit facility. Interest incurred of $1.3 million in 1993, $2.3 million in 1992 and $1.1 million in 1991 has been capitalized and included in property, plant and equipment. Noncash additions to capitalized leases and capital lease obligations of $0.6 million in 1993 and $0.2 million in 1992 were recorded on the Company's balance sheet and excluded from the Consolidated Statements of Cash Flows.

                             Note 5:  Income Taxes

As discussed in Note 1, the Company adopted SFAS 109 as of January 1, 1992. Prior years' financial statements have not been restated to apply its provisions and the cumulative effect of the adoption of SFAS 109 increased net earnings by $2.3 million in 1992. The effect of adoption of SFAS 109 on 1992 earnings was not material.

The components of earnings (loss) before income taxes and minority interest were:

                                                                     Year Ended December 31,
In millions                                                1993                 1992                  1991
- -----------                                               ------               ------                ------
Earnings from continuing operations before
  income taxes and minority interest
   U.S.                                                   $ 62.1               $ 57.0               $  45.8
   Non-U.S.                                                 81.5                 74.6                  70.6
                                                          ------               ------               -------
                                                           143.6                131.6                 116.4
Discontinued operations
   Earnings (loss) from operations                           6.7                  8.7                (161.5)
   Gain on disposal                                          0.9                  3.7                   1.0
                                                          ------               ------               -------
Earnings (loss) before income
  taxes and minority interest                             $151.2               $144.0               $ (44.1)
                                                          ======               ======               =======

The provision for income taxes consists of the following:

                                                  Year Ended December 31,
In millions                                1993             1992              1991
- -----------                               ------           -------           -------
Income tax expense (benefit)
   Continuing operations                    $36.5            $33.3            $ 24.5
   Discontinued operations                    3.2              2.4             (12.7)
                                            -----            -----             -----
                                            $39.7            $35.7            $ 11.8
                                            =====            =====             =====
   Current
       U.S. federal                         $ 9.8            $ 2.0            $ (2.4)
       Non-U.S.                              27.6             26.1              25.4
       U.S. state and Puerto Rico             8.6              7.7               5.2
                                            -----            -----             -----
       Total current                         46.0             35.8              28.2
                                            -----            -----             -----
   Deferred
       U.S. federal                          (2.3)             1.1             (16.4)
       Non-U.S.                              (0.2)            (2.0)              -
       U.S. state and Puerto Rico            (3.8)             0.8               -
                                            -----            -----             -----
       Total deferred                        (6.3)            (0.1)            (16.4)
                                            -----            -----             -----
   Total                                    $39.7            $35.7            $ 11.8
                                            =====            =====             =====

The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 1993 were $29.2 million and $8.0 million, respectively. The balances of net current deferred tax assets and net non-current deferred tax liabilities at December 31, 1992 were $31.2 million and $0.5 million, respectively. Such amounts are included in other current assets, investments and other assets, and other liabilities in the consolidated balance sheets.

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1993 and December 31, 1992 are as follows:

In millions                                               1993              1992
- -----------                                              ------            ------
Deferred tax assets
   Net operating loss carryforwards (foreign)            $ 10.3            $ 20.6
   Accrued expenses                                        21.9              18.5
   Foreign tax credit carryforwards                        14.5               9.8
   Capitalized expenses                                     7.2               3.8
   Pension expense                                          4.0               3.7
   Medicaid rebate                                          4.0               3.6
   Postretirement medical benefits                          4.3               3.4
   Intercompany profit in inventory                         4.0               3.1
   Alternative minimum tax credit                           -                 1.4
   All other                                               11.0              12.3
                                                         ------            ------
                                                           81.2              80.2
     Less: valuation allowance                            (32.6)            (36.5)
                                                         ------            ------
Total deferred tax asset                                   48.6              43.7
                                                         ------            ------
Deferred tax liabilities
   Depreciation                                             7.9               7.5
   All other                                                3.5               5.5
                                                         ------            ------
Total deferred tax liabilities                             11.4              13.0
                                                         ------            ------
Net deferred tax asset                                   $ 37.2            $ 30.7
                                                         ======            ======

The change in the valuation allowance is comprised of a reversal of allowance for state tax assets, an increase in the allowance related to foreign tax credit carryforwards and the change in the allowance related to benefits for non-U.S. net operating losses.

Based on the Company's current and historical pre-tax earnings, adjusted for significant items such as the nonrecurring charge, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax asset at December 31, 1993. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income, however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

The reconciliations of the U.S. federal statutory tax rate to the combined effective tax rate follow:

                                          1993         1992          1991
                                         -----        -----         -----
Statutory tax rate                        35.0%        34.0%        (34.0)%
   State taxes, net of U.S.
     tax benefit                           -            1.6           1.1
   Ireland and Puerto Rico
     income                              (13.1)       (14.0)        (48.9)
   Tax credits                            (6.0)        (4.9)         (2.5)
   Non-U.S. operations                     6.6          6.7          21.4
   Nonrecurring charge                     -            -            95.0
   Goodwill and intangibles                -            -            (2.8)
   Other                                   3.8          1.4          (2.5)
                                         -----        -----         -----
       Effective tax rate                 26.3%        24.8%         26.8%
                                         =====        =====         =====

The Company's 1991 effective tax rate, exclusive of the after tax impact of the nonrecurring charge of $148.6 million, would have been 23% for 1991.

Certain income of subsidiaries operating in Puerto Rico and Ireland is substantially exempt from income taxes. The exemptions reduced expected income taxes and increased net earnings by approximately $19.8 million ($0.30 per share) in 1993, $20.1 million ($0.30 per share) in 1992, and $21.5 million ($0.32 per share) in 1991. The Puerto Rico exemption expires December 31, 2007.

Withholding and U.S. taxes have not been provided on approximately $199.8 million of unremitted earnings of certain non-U.S. subsidiaries because such earnings are or will be reinvested in operations or will be offset by appropriate credits for foreign income taxes paid. Such earnings would become taxable upon the sale or liquidation of these non-U.S. subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability, if any.

The Company and its former parent through July 26, 1989, SmithKline Beckman Corporation (SmithKline), entered into a Tax Agreement dated April 11, 1989 which provides for the allocation of tax liabilities between SmithKline, the Company, and their respective subsidiaries for the period during which SmithKline was the parent of the Company. The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited and settled through the year 1986. SmithKline and its consolidated subsidiaries (including the Company) are under examination for the years 1987-1989. The Company and its consolidated subsidiaries are under examination for the years 1989-90. The Company believes the additional tax liability, if any, for such years and subsequent years will not have a material effect on the financial position of the Company.

At December 31, 1993, the Company has foreign tax credit carryforwards for federal income tax purposes of approximately $14.5 million which are available to reduce future federal income taxes, if any, through 1998.

At December 31, 1993 the Company has net operating loss carryforwards of certain non-U.S. subsidiaries, with various expiration dates, of approximately $23.4 million.

                         Note 6:  Stockholders' Equity

An analysis of activity in stockholders' equity for the three years ended December 31, 1993 follows:





                                         Common Stock                                Foreign
                                      -----------------    Additional   Unearned    Currency                  Treasury Stock
                                                   Par       Paid-In     Compen-   Translation   Retained    ------------------
In millions                           Shares      Value      Capital     sation     Adjustment   Earnings    Shares      Amount
- -----------                           ------      -----      -------     ------    ----------   --------     ------      ------
Balance December 31, 1990              67.6      $0.7        $222.8      $(34.6)     $19.4      $324.3        (0.6)     $ (8.7)
Net earnings (loss)                                                                              (59.5)
Translation adjustment                                                                (5.2)
Dividends ($0.33 per share)                                                                      (22.0)
Issuance of shares under
  stock plans                                                   0.4        (2.0)                               0.3         4.4
Stock options exercised                                         0.4                                            0.1         1.6
Purchase of treasury stock                                                                                                (0.7)
Expense of compensation plans                                               3.6
                                       ----      ----        ------      ------      ------     ------        ----      ------
Balance December 31, 1991              67.6       0.7         223.6       (33.0)      14.2       242.8        (0.2)       (3.4)
Net earnings                                                                                     103.6
Translation adjustment                                                               (12.2)
Dividends ($0.38 per share)                                                                      (25.6)
Issuance of shares under
  stock plans                                                   1.6        (2.0)                               0.1         2.8
Stock options exercised                                         0.6                                            0.4         6.7
Purchase of treasury stock                                                                                    (1.1)      (24.0)
Expense of compensation plans                                               3.4
                                       ----      ----        ------      ------      ------     ------        ----      ------
Balance December 31, 1992              67.6       0.7         225.8       (31.6)       2.0       320.8        (0.8)      (17.9)
Net earnings                                                                                     108.9
Translation adjustment                                                                (7.0)
Dividends ($0.40 per share)                                                                      (26.4)
Issuance of shares under
  stock plans                          (0.1)                   (1.3)       (1.3)                               0.3         5.3
Stock options exercised                                        (0.9)                              (0.1)        0.2         4.7
Purchase of treasury stock                                                                                    (3.2)      (71.0)
Expense of compensation plans                                               3.8
                                       ----      ----        ------      ------      ------     ------        ----      ------
Balance December 31, 1993              67.5      $0.7        $223.6      $(29.1)     $(5.0)     $403.2        (3.5)     $(78.9)
                                       ====      ====        ======      ======      ======     ======        ====      ======


In May 1989, the Board of Directors adopted a Stockholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company. Each Right entitles a holder to purchase one one-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $115, subject to adjustment. The Rights do not become exercisable or transferable apart from the Common Stock until the earlier of
(i) any person or group becoming the beneficial owner of 20% or more of the voting power of the outstanding voting securities of the Company (Acquiring Person) other than an employee benefit plan of the Company or pursuant to a "permitted offer" (i.e., an offer for all outstanding shares at a price and terms determined by a majority of the independent directors to be adequate and in the best interests of the Company and its stockholders), or (ii) ten days after the commencement of a tender or exchange offer which would result in any person or group becoming an Acquiring Person.

If any person or group becomes a 20% or more beneficial owner of Company voting securities, except pursuant to a "permitted offer," then each Rightholder (other than the Acquiring Person and related persons) will be entitled to receive upon exercise Common Stock (or, in certain circumstances, other consideration) having a value equal to two times the exercise price of the Right. If, after the Rights have become exercisable, the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which 50% or more of the assets or earning power is sold, each Rightholder (other than the Acquiring Person and related persons) will then be entitled to receive, upon exercise, common stock of the acquiring company having a value of two times the exercise price of the Right.

The Board may redeem the Rights at any time prior to a person becoming an Acquiring Person. Pursuant to an amendment adopted by the Board in September 1993 (the "Amendment"), if, within 60 days after receiving an offer meeting certain conditions (i.e., an offer for all outstanding shares at the same price which is not subject to financing, funding or due diligence conditions and, if for cash, is fully financed or, if not for cash, is for New York Stock Exchange-listed securities and will provide tax-deferred treatment for stockholders), the Board has not either redeemed all of the outstanding Rights or approved a financially superior transaction,then the Board is required to call a special meeting of stockholders for the purpose of allowing the stockholders to vote on the acceptance of such offer.

Pursuant to the Amendment, the Rights will expire on the date of the Annual Meeting of stockholders in 1997 unless shareholders vote at such meeting to extend the Plan, in which case the Rights will expire at the Annual Meeting of stockholders in 2000.

The Plan will be terminated at the 1994 Annual Meeting of stockholders unless the Proposal set forth in the Proxy Statement, to approve the Amendment and continue the Plan in effect, is approved.

              Note 7:  Employee Retirement And Other Benefit Plans

The Company sponsors qualified defined benefit pension plans covering substantially all of its employees. In addition, the Company sponsors two supplemental nonqualified plans, covering certain management employees and officers. U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Combined pension expense was $7.3 million in 1993, $5.7 million in 1992, and $4.5 million in 1991.

Components of pension expense under the Company's U.S. and major non-U.S. plans for 1993, 1992 and 1991 were:

In millions                            1993            1992           1991
- -----------                            ----            ----           ----
Service cost                          $ 6.2           $ 5.4           $ 5.5
Interest cost                           6.4             5.7             5.0
Actual return on assets                (4.5)           (3.4)           (6.2)
Net amortization and deferral          (0.8)           (2.0)            1.9
Curtailment gain                        -                -             (1.7)
                                      -----           -----           -----
Total pension expense                 $ 7.3           $ 5.7           $ 4.5
                                      =====           =====           =====

The curtailment gain recognized in 1991 is primarily the result of headcount reductions related to restructurings in 1991.

The Company's funding policy for its U.S. qualified plan is to provide currently for accumulated benefits, subject to federal regulations. Plan assets of the qualified plan consist primarily of fixed income and equity securities. Benefits for the nonqualified plans are paid as they come due. Funded status of the Company's U.S. and major non-U.S. plans' pension liabilities and assets at December 31 was:

                                                          1993                            1992
                                                          ----                            ----
In millions                                     Qualified       Non-Qualified      Qualified       Non-Qualified
- -----------                                     ---------       -------------      ---------       -------------
Vested benefit obligation                         $ 55.0            $ 5.5            $ 40.2            $ 3.8
                                                  ======            =====            ======            =====

Accumulated benefit obligation                    $ 60.1            $ 5.6            $ 42.9            $ 3.8
Projected compensation increases                    26.8              1.1              23.3              1.9
                                                  ------            -----            ------            -----
Projected benefit obligation                        86.9              6.7              66.2              5.7

Plan assets at fair market value                    62.5                -              55.4                -
                                                  ------            -----            ------            -----
Projected benefit obligation in
  excess of plan assets                            (24.4)            (6.7)            (10.8)            (5.7)
Unrecognized transition asset                       (4.3)               -              (5.0)               -
Unrecognized net loss                               20.3              0.8               7.8              0.5
Unrecognized prior service cost                      1.4              0.2               1.4              0.2
                                                  ------            -----            ------            -----
Accrued pension cost                              $ (7.0)           $(5.7)           $ (6.6)           $(5.0)
                                                  ======            =====            ======            =====

The expected long-term rate of return on plan assets ranged from 6% to 9.5% in 1993 and from 6% to 11% in 1992. The discount rate used in determining obligations ranged from 5% to 8% in 1993 and from 5.5% to 9.5% in 1992, and the assumed average rate of increase in future compensation levels ranged from 4% to 6% in 1993 and from 4% to 7% in 1992.

                            Postretirement Benefits

The Company has one retiree health plan that covers United States retirees and dependents. As of January 1, 1992, the Company adopted SFAS 106 and recognized the full amount of its estimated liability for postretirement benefits of $7.5 million. The recognition of such liability, net of estimated deferred tax benefits of $3.0 million amounted to a $4.5 million charge to earnings in 1992 reflected in the Statement of Earnings as the cumulative effect of an accounting change. The adoption of SFAS 106 resulted in additional postretirement benefit expense in 1992 of $1.5 million.

Retiree contributions are required depending on the year of retirement and the number of years of service at the time of retirement. Disbursements exceed retiree contributions and the plan currently has no assets. The accounting for the health care plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's past practice and management's intent to manage plan costs. The Company's history of retiree medical plan modification indicates a consistent approach to increasing the cost sharing provisions of the plan.

The following table sets forth the plan's funded status reconciled with the amount shown in the Company's balance sheet at December 31:

In millions                                                                    1993        1992
- -----------                                                                   -----       -----
         Retirees                                                             $ 3.7       $ 1.9
         Fully eligible plan participants                                         -         0.2
         Other active plan participants                                        10.9         7.6
                                                                              -----       -----
         Accumulated postretirement benefit obligation                        $14.6       $ 9.7
                                                                              =====       =====

Plan assets at fair value                                                     $   -       $   -
Accumulated postretirement benefit obligation in excess of plan assets         14.6         9.7
Unrecognized net (loss) from past experience different from that assumed
  and from changes in assumptions                                              (3.8)       (0.7)
                                                                              -----       -----

Accrued postretirement benefit cost                                           $10.8       $ 9.0
                                                                              =====       =====

Net periodic postretirement benefit cost included the following components:

In millions                                                            1993           1992
- -----------                                                            ----           ----
Service cost - benefits attributed to service during the period        $1.1           $0.9
Interest cost on accumulated postretirement benefit obligation          0.9            0.7
                                                                       ----           ----
Net periodic postretirement benefit cost                               $2.0           $1.6
                                                                       ====           ====

For measurement purposes, a 10% annual rate of increase for 1993 in the per capita cost of covered health care benefits was assumed for the medical plan for retirees and dependents, and a 6% increase for all participants in the dental plan. The medical trend rate was assumed to decrease gradually to 5.5% by 2003 and remain at that level thereafter. The dental trend rate was assumed to decrease to 5% by 1996 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $3.8 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.5 million. The discount rates used in determining the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost were 7.3% and 8.5%, respectively.

                          Savings and Investment Plans

In May 1989, the Company established Savings and Investment Plans, which provide for most U.S. and Puerto Rico employees to become participants after six months of employment. In general, participants' contributions, up to 5% of compensation, qualify for a 50% Company match. Company contributions are generally used to purchase Allergan common stock. Allergan's costs of the Plans were $2.9 million in 1993, $2.1 million in 1992 and $2.3 million in 1991.

    Note 8:  Employee Stock Ownership Plan and Incentive Compensation Plans

In May 1989, the Company established an Employee Stock Ownership Plan (ESOP) for U.S. employees. Participants receive an allocation of shares held in the plan and generally become vested over five years of Company service.

The ESOP was funded by a $31.7 million loan borrowed by the ESOP in July 1989. The loan has a fifteen year maturity ending in July 2004, with quarterly principal and interest payments. Interest rates are determined at the Company's option based upon a percent of prime or the London interbank borrowing rates and the Company's consolidated debt to capitalization ratio. The Company has entered into interest rate swap agreements with the lender to reduce the impact that interest rate changes have on the loan. These agreements effectively fix the interest rate on $20.0 million of the loan at 7.3%. The agreements mature in 1994 and 1996. The fair value of the interest rate swap agreements has been determined by a quote from the lender and would require the Company to pay $1.4 million to terminate the agreements. The Company is exposed to credit loss in the event of nonperformance by the lender. Management believes such risk is remote.

The ESOP trust purchased 1,334,640 shares from the Company using the proceeds of the loan. The loan is guaranteed by the Company as to payment of principal and interest and, accordingly, the unpaid balance of the loan is included in the Company's financial statements as debt, offset by unearned employee compensation included in stockholders' equity. Dividends accrued on unallocated shares held by the ESOP are used to service the loan and totaled $0.4 million for each of the three years presented. Interest incurred on ESOP debt in 1993, 1992 and 1991 was $1.7 million, $1.9 million and $2.2 million, respectively. Compensation expense is recognized based on the amortization of the related loan. Compensation expense for 1993, 1992 and 1991 was $1.6 million, $1.4 million, and $1.3 million, respectively.

                          Incentive Compensation Plans

The Company has an incentive compensation plan and a nonemployee director stock plan. The incentive compensation plan provides for the issuance of non-qualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. Options become exercisable 25% per year beginning twelve months after the date of grant. All options expire ten years after their original date of grant. As of December 31, 1993, a total of 425,000 shares of restricted stock and options to purchase 4,137,000 shares of common stock were issued and outstanding.

Stock option activity in 1993, 1992 and 1991 under the Company's incentive plans was as follows:

                                                                          Number of Shares
                                                     ---------------------------------------------------
In thousands                                               1993                 1992                1991
- ------------                                               ----                 ----                ----
Outstanding, beginning of year                            3,604                3,277               2,590
Options granted at fair market value                        858                  857                 921
Options exercised                                          (208)                (361)               (131)
Options cancelled                                          (117)                (169)               (103)
                                                          -----                -----               -----

Outstanding, end of year                                  4,137                3,604               3,277
                                                          =====                =====               =====

Exercisable, end of year                                  2,287                1,812               1,536
                                                          =====                =====               =====

Price range of options outstanding, end of year      $11.57 - $26.41      $11.41 - $26.41     $11.36 - $26.41
                                                     ===============      ===============     ===============

Price range of options exercised                     $11.41 - $24.83      $11.36 - $23.43     $ 3.94 - $22.01
                                                     ===============      ===============     ===============


Options granted under the Company's incentive compensation plan provide that an employee holding a stock option may exchange stock which the employee already owns as payment against the exercise of their option. This provision applies to all options outstanding at December 31, 1993.

Under the terms of the Director Plan, each eligible director received an initial grant of restricted stock and will receive additional grants upon re-election to the Board. As of December 31, 1993, there were 14,300 shares issued and outstanding.

                     Note 9:  Commitments and Contingencies

The Company leases certain facilities, equipment and automobiles. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rental expense was $12.6 million in 1993, $12.4 million in 1992 and $10.0 million in 1991.

Minimum rentals payable under noncancelable operating leases, net of minimum sublease rentals, as of December 31, 1993, aggregate $35.1 million and for each of the next five years are $11.0 million in 1994, $7.2 million in 1995, $3.1 million in 1996, $1.8 million in 1997, $1.5 million in 1998 and $10.5 million thereafter.

The Company is involved in various litigation and claims arising in the normal course of business. The Company's management believes that recovery or liability with respect to these matters would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

The Company (along with its directors and certain of its officers) was a defendant in numerous shareholder class action lawsuits filed in September of 1989, consolidated in the United States District Court for the Central District of California under the caption In re Allergan Shareholders Litigation, SACV 89-643 AHS (RWRx). Plaintiffs alleged that the Company (and certain of its directors and officers) made untrue statements of, or omitted to state, material facts about the Company's business and future prospects from June 20, 1989 through January 26, 1990 in violation of state and federal securities laws. On November 29, 1993, the United States District Court granted the Company's Motion for Summary Judgment, dismissing all of plaintiffs' claims pending against the Company. Plaintiffs filed a Notice of Appeal in the United States Court of Appeals for the Ninth Circuit. The Company has entered into a tentative agreement with plaintiffs, whereby the appeal will be dismissed and the litigation brought to an end. While no assurance can be given that an agreement to terminate the appeal will be achieved, the Company believes that even if an agreement to dismiss the appeal is not obtained, it will not have a material adverse effect on the consolidated financial position of the Company.

The Company enters into forward exchange contracts to eliminate the impact that exchange rate changes have on certain foreign currency transactions. Actual gains and losses realized on the settlement of the forward exchange contracts are anticipated to be offset by gains and losses on the related foreign currency transactions. At December 31, 1993, the Company had forward exchange contracts outstanding, with maturities not exceeding one year, which require the Company to exchange foreign currencies for $48.2 million which approximates fair value.

                     Note 10:  Business Segment Information

The Company operates primarily in one business segment engaged in the development, manufacture and marketing of a broad range of eye care products that are used to treat diseases of the eye and to correct and enhance vision.

Geographic Areas

                                               For the Year Ended December 31,
In millions                                   1993          1992          1991
- -----------                                  ------        ------        ------
Net sales
   United States                             $458.8        $432.0        $420.8
                                             ------        ------        ------
   Europe                                     340.9         329.4         280.4
   Other                                      142.7         121.5         104.7
                                             ------        ------        ------
   Total international                        483.6         450.9         385.1
                                             ------        ------        ------
   Transfers between areas(a)
      United States                           (43.7)        (26.0)        (26.2)
      Europe                                  (39.8)        (26.2)        (18.0)
                                             ------        ------        ------
   Total transfers between areas              (83.5)        (52.2)        (44.2)
                                             ------        ------        ------
         Total net sales                     $858.9        $830.7        $761.7
                                             ======        ======        ======

Operating income
   United States before
     research and development                $180.9        $169.6        $144.7
   Research and development expenses(b)       (87.6)        (77.3)        (63.5)
                                             ------        ------        ------
   United States                               93.3          92.3          81.2
                                             ------        ------        ------
   Europe                                      97.9          93.2          83.2
   Other                                       12.3          14.2          11.6
                                             ------        ------        ------
   Total international                        110.2         107.4          94.8
                                             ------        ------        ------
                                              203.5         199.7         176.0
                                             ------        ------        ------
   Corporate expenses                         (58.9)        (63.2)        (53.0)
                                             ------        ------        ------
         Total operating income              $144.6        $136.5        $123.0
                                             ======        ======        ======

Identifiable assets(c)
   United States                             $482.6        $470.5        $377.7
                                             ------        ------        ------
   Europe                                     242.5         236.2         277.6
   Other                                       72.9          57.8          50.9
                                             ------        ------        ------
   Total international                        315.4         294.0         328.5
                                             ------        ------        ------
   Corporate                                  141.8         121.3         127.4
                                             ------        ------        ------
         Total assets                        $939.8        $885.8        $833.6
                                             ======        ======        ======

a) Net sales include both sales to unaffiliated customers and transfers between geographic areas. Transfers between geographic areas are made at terms that allow for a reasonable profit to the seller.

b) The Company's principal research and development efforts are performed in the United States.

c) Identifiable assets are those used by the operations in each geographic location. Corporate assets consist of cash, time deposits and short-term investments.

                          Note 11:  Subsequent Events

On January 25, 1994, the Board of Directors declared a cash dividend of $0.10 per share, payable March 10, 1994, to stockholders of record on February 17, 1994.

                          Note 12:  Earnings Per Share

Earnings per common and common equivalent share were computed by dividing net earnings by the weighted average number of common and common equivalent shares outstanding during the respective year. Common equivalent shares consist of shares issuable upon exercise of stock options, calculated using the treasury stock method. For all years presented, fully diluted earnings per share approximated primary earnings per share.

                    R E P O R T   O F   M A N A G E M E N T

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in this Annual Report. The financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, accordingly, include some amounts based on management's best judgments and estimates. Financial information in this Annual Report is consistent with that in the financial statements.

Management is responsible for maintaining a system of internal control and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is augmented by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Business Ethics Policy adopted by the Board of Directors, applicable to all employees of the Company and its subsidiaries. Management believes that the Company's system of internal control provides reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and maintaining accountability for assets.

The Audit Committee of the Board of Directors, composed solely of Directors who are not officers or employees of the Company, meets with the independent auditors, management and internal auditors periodically to discuss internal accounting controls, auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors and the chief internal auditor without management present to ensure that the independent auditors and the chief internal auditor have free access to the Committee.

The independent auditors, KPMG Peat Marwick, were recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors. KPMG Peat Marwick was engaged to audit the 1993 and 1992 consolidated financial statements of Allergan, Inc. and subsidiaries and conduct such tests and related procedures as they deemed necessary in conformity with generally accepted auditing standards. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in this Annual Report.

Gavin S. Herbert
Chairman of the Board of Directors

William C. Shepherd
President and Chief Executive Officer

Edgar J. Cummins
Corporate Vice President
and Chief Financial Officer

            I N D E P E N D E N T   A U D I T O R S '   R E P O R T


To the Stockholders and Board of Directors of Allergan, Inc.:

We have audited the consolidated balance sheets of Allergan, Inc. and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Allergan, Inc. for the year ended December 31, 1991, were audited by other auditors whose report dated February 24, 1992, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1993 and 1992 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allergan, Inc. and subsidiaries as of December 31, 1993 and 1992 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in note 5 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1992 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As discussed in note 7 to the consolidated financial statements, the Company also adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1992.



Orange County, California
January 24, 1994

           Q U A R T E R L Y   R E S U L T S   ( U N A U D I T E D )

The following table presents net sales, gross margin, operating income, earnings from continuing operations, earnings from discontinued operations, cumulative effect of accounting changes and net earnings for the following quarters:

                                                         First           Second            Third           Fourth           Total
In millions, except per share data                      Quarter          Quarter          Quarter          Quarter           Year
- ----------------------------------                      -------          -------          -------          -------          ------
1993
Net sales                                               $202.8           $207.9           $216.9           $231.3           $858.9
Gross margin                                             145.2            146.9            153.8            163.4            609.3
Operating income                                          30.7             33.0             38.7             42.2            144.6
Earnings from continuing
  operations                                              22.3             23.4             28.3             30.5            104.5
Earnings from
  discontinued operations                                  1.4              1.2              1.8              -                4.4
Net earnings                                              23.7             24.6             30.1             30.5            108.9
Earnings per share
  from continuing operations                              0.33             0.35             0.43             0.47             1.58
Earnings per share
  from discontinued operations                            0.02             0.02             0.03              -               0.07
Net earnings per share                                  $ 0.35           $ 0.37           $ 0.46           $ 0.47           $ 1.65

1992
Net sales                                               $193.2           $202.4           $211.3           $223.8           $830.7
Gross margin                                             136.3            142.8            147.8            162.0            588.9
Operating income                                          28.3             29.8             38.0             40.4            136.5
Earnings from continuing
  operations before cumulative
  effect of accounting changes                            19.7             20.6             27.4             28.1             95.8
Earnings from
  discontinued operations                                  0.2              2.2              2.7              4.9             10.0
Cumulative effect of accounting
  changes                                                 (2.2)             -                -                -               (2.2)
Net earnings                                              17.7             22.8             30.1             33.0            103.6
Earnings per share from
  continuing operations                                   0.29             0.31             0.40             0.42             1.42
Earnings per share
  from discontinued operations                             -               0.03             0.04             0.07             0.14
Cumulative effect per share of
  accounting changes                                     (0.03)             -                -                -              (0.03)
Net earnings per share                                  $ 0.26           $ 0.34           $ 0.44           $ 0.49           $ 1.53


Amounts previously reported on Form 10-Q for quarters ending prior to the second quarter of 1993 have been restated to present the Company's contact lens business as a discontinued operation.

             S U M M A R Y   O F   S E L E C T E D   F I N A N C I A L   D A T A


                                                                        Year Ended December 31,
In millions, except per share data              1993             1992             1991             1990           1989(a)
- ----------------------------------              ----             ----             ----             ----           -------
Summary of Operations

Net sales                                      $858.9           $830.7           $761.7           $713.5           $639.1
Operating costs and expenses:
     Cost of sales                              249.6            241.8            212.1            217.2            190.9
     Selling, general & administrative          362.2            362.9            356.2            313.8            277.2
     Research and development                   102.5             89.5             70.4             62.5             58.1
     Nonrecurring charges                         -                -                -                -                7.4
Operating income                                144.6            136.5            123.0            120.0            105.5
Nonoperating income (expense)                    (1.0)            (4.9)            (6.6)           (10.2)            (7.3)
Earnings from continuing
  operations before income taxes and
  minority interest                             143.6            131.6            116.4            109.8             98.2
Earnings from
  continuing operations                         104.5             95.8             88.3             84.8             72.7
Earnings (loss) from
  discontinued operations                         4.4             10.0           (147.8)            (3.4)           (15.4)
Cumulative effect of
  accounting changes                              -               (2.2)             -                -                -
Net earnings (loss)                             108.9            103.6            (59.5)            81.4             57.3
Earnings per share
  from continuing operations                     1.58             1.42             1.31             1.26             1.09
Earnings (loss) per share
  from discontinued operations                   0.07             0.14            (2.20)           (0.05)           (0.23)
Cumulative effect per share
  of accounting changes                          -               (0.03)            -                -                -
Net earnings (loss) per share                    1.65             1.53            (0.89)            1.21             0.86
Cash dividends per share                         0.40             0.38             0.33             0.28             0.05

Financial Position

Current assets                                 $443.9           $422.8           $448.2           $431.2           $431.2
Working capital                                 167.5            155.2            179.1            175.4             64.7
Total assets                                    939.8            885.8            833.6            947.1            936.1
Long-term debt                                  104.6             82.0             97.2            148.0             96.3
Total stockholders' equity                      514.5            499.8            444.9            523.9            445.4


a) Prior to July 27, 1989, the Company was a wholly owned subsidiary of SmithKline Beckman Corporation. Per share earnings for fiscal year 1989 has been presented on a proforma basis under the assumption that the weighted average outstanding shares for the period prior to July 27, 1989 were the 65.5 million shares issued on that date.

                 S H A R E H O L D E R   I N F O R M A T I O N



Allergan Common Stock is listed on the New York Stock Exchange and is traded under the symbol "AGN." The following table shows the quarterly price range of the common stock and the cash dividends declared per share during the period listed.

                                       1993                                               1992
                      ------------------------------------             --------------------------------------
Quarter                 Low            High           Div.               Low              High           Div.
- -------                 ---            ----           ----               ---              ----           ----
First                 21 1/4         26 3/8           $.10             20 5/8           27 1/4           $.09
Second                21 1/2         25 1/4           $.10             20 3/8           25               $.09
Third                 21 1/2         24 1/2           $.10             21 5/8           25 1/8           $.10
Fourth                20 3/4         23 3/4           $.10             21 3/8           27               $.10

The approximate number of shareholders of record of Common Stock of the Company as of January 31, 1994 was 16,000.

For the fourth quarter of 1993, the Board declared a cash dividend of $0.10 per share, payable March 10, 1994 to shareholders of record on February 17, 1994. See Note 4 to the consolidated financial statements relative to restrictions on dividend payments.

                                STOCK LISTING

The common stock of the corporation is traded under the symbol "AGN" on the New York Stock Exchange.