Form 10-K, Exhibit 13
period 1994-12-31
ALLERGAN INC
filed 1995-03-23
CIK 850693

                                                                      EXHIBIT 13


ALLERGAN FINANCIAL OVERVIEW

                                          Year Ended December 31,

In millions, except per share data         1994    1993     % Inc.
- ------------------------------------------------------------------
Income Statement Highlights
Net Sales                                 $947.2   $858.9    10%
Earnings from continuing operations        110.7   104.5      6%
Net earnings                               110.7   108.9      2%
Per share
  Continuing operations                     1.73    1.58
  Net earnings                              1.73    1.65
  Dividends                                 0.42    0.40
Net Sales by Product Line
  Eye Care
  Pharmaceuticals                         $390.7  $360.9      8%
  Surgical                                 144.3   115.3     25%
  Optical Lens Care                        339.4   325.0      4%
                                          ------  ------
                                           874.4   801.2      9%
Skin Care                                   37.3    32.4     15%
Botox                                       35.5    25.3     40%
                                          ------  ------
Total Net Sales                           $947.2  $858.9     10%
                                          ======  ======
Domestic                                    47.3%   47.5%
International                               52.7%   52.5%

Employee Data
Number of employees                        4,903   4,749      3%

          Net Sales                          Earnings per Share from
        $ in millions                         Continuing Operations

                            947.2                                 1.73
                     858.9                                  1.58
              830.7                                   1.42
       761.7                                    1.31
713.5                                     1.26
               [CHART]                                [CHART]

- ---------------------------------         -----------------------------
1990   1991   1992   1993   1994          1990  1991  1992  1993  1994


Research & Development Expenditures       SG&A Expenses as a Percentage of Sales
          $ in millions

                         111.5                       46.8
                  102.5                        44.0        43.7
            89.5                                                 42.2
      70.4                                                             41.4
62.5
             [CHART]                                    [CHART]

- ------------------------------                 ----------------------------
1990  1991  1992  1993   1994                  1990  1991  1992  1993  1994

ALLERGAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE YEAR PERIOD ENDED DECEMBER 31, 1994

This financial review presents the Company's operating results for each of the three years in the period ended December 31, 1994, and its financial condition at December 31, 1994. This review should be read in connection with the information presented in the Consolidated Financial Statements and the related Notes to the Consolidated Financial Statements. In the fourth quarter of 1992, the Company sold its North and South American contact lens business. In the third quarter of 1993, the Company sold the remainder of the contact lens business. The divestiture of the contact lens business, together with the prior operating results of that division are presented in the Company's financial results as a discontinued operation. In September 1994, the Company acquired the assets of Ioptex Research Inc. (Ioptex), a producer of intraocular lenses
(IOLs). See Notes 2 and 3 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Sales

Net sales for 1994 were $947.2 million, which was an increase of $88.3 million or 10% over 1993. Sales of Ioptex products contributed $6.9 million to 1994 sales. Net sales for 1993 were $858.9 million, which was an increase of 3% over 1992. On a geographical basis, Company-wide sales in markets outside the United States continue to represent an increasing portion of the Company's sales, growing from 52% in 1992 to 53% in 1993 and 1994. Foreign currency fluctuations in 1994 increased sales by $2.0 million as compared to average rates in effect throughout 1993. Foreign currency fluctuations in 1993 decreased sales by $38.5 million or 5% as compared to average rates in effect throughout 1992. Sales growth rates on a comparable exchange rate basis were 10% in 1994 and 8% in 1993.

The following table sets forth, for the periods indicated, net sales by major product line.

                         Year Ended December 31,
In millions               1994    1993     1992
- ------------------------------------------------
Eye Care
  Pharmaceuticals        $390.7  $360.9   $339.7
  Surgical                144.3   115.3    111.8
  Optical Lens Care       339.4   325.0    322.4
                         ------  ------   ------
                          874.4   801.2    773.9
Skin Care                  37.3    32.4     37.3
Botox                      35.5    25.3     19.5
                         ------  ------   ------
Total Net Sales          $947.2  $858.9   $830.7
                         ======  ======   ======
Domestic                  47.3%   47.5%    47.9%
International             52.7%   52.5%    52.1%

        Eye Care Pharmaceutical Sales
               $ in millions

                                 390.7
                          360.9
                   339.7
            305.1
     277.4
                    [CHART]

     ---------------------------------
     1990   1991   1992   1993   1994

Eye Care pharmaceutical sales include a broad range of products for glaucoma therapy, ocular inflammation, infection, allergy and dry eye. Eye Care pharmaceutical sales increased by 8% in 1994 compared to 1993 and by 6% in 1993 compared to 1992. The largest sales volume products in this product line are glaucoma therapy products, including Betagan and Propine ophthalmic solutions. Sales of Betagan and Propine were comparable to the prior year due to the introduction of generic versions of these products by the Company and others in 1994 in the United States. U.S. sales growth in 1994 in glaucoma therapy products was the result of sales of generic versions of these products introduced in 1994. Sales growth in 1993 was primarily the result of the introduction of Acular solution in the United States. Price increases in the U.S. market in 1994 and 1993 have also contributed to sales growth. In the international markets, expansion into new markets, continuing introductions of new products and sales of existing products favorably impacted sales in 1994 and 1993.






                Surgical Sales
                 $ in millions

                                 144.3
                           115.3
        111.1        111.8
               108.2

                    [CHART]

        -------------------------------
         1990  1991  1992  1993  1994

Surgical sales represent products for the ophthalmic surgical market, including IOLs, pharmaceuticals and other products related to cataract surgery. Surgical sales increased 25% in 1994 compared to 1993 and by 3% in 1993 compared to 1992. Domestic sales increased by 18% in 1994 after declining 3% in 1993, while sales in international markets increased by 36% in 1994 and 14% in 1993. Total IOL unit sales in the U.S. market increased 42% in 1994 after decreasing 5% in 1993. Silicone IOL unit sales in the U.S. market increased by 48% in 1994 and 12% in 1993, offsetting the weakness in the PMMA IOL market in 1993. The Company introduced a new silicone IOL, the SI-30NB, in 1993. Strong market demand for this new product was a significant contributor to sales growth in 1994, particularly in international markets. Four months of sales of Ioptex products totaling $6.9 million are also included in 1994 results. The decline in U.S. sales in 1993 was primarily the result of a decline in PMMA IOL sales offset by growth in sales of surgical adjunct products. Competitive pressures in the U.S. market have resulted in declines in average selling prices of IOLs in both 1994 and 1993.

                        Optical Lens Care Sales
                             $ in millions

                                                339.4
                                         325.0
                                  322.4
                           299.3
                    291.8
                                  [CHART]

                    ---------------------------------
                    1990   1991   1992   1993   1994


Optical Lens Care sales increased by 4% from 1993 to 1994 and by 1% from 1992 to 1993. Increased sales in international markets were offset by declines in sales in U.S. markets in both 1994 and 1993. Domestic sales decreased by 4% in both 1994 and 1993. Such decreases were the result of continuing competitive pressures within the U.S. contact lens care market including, among other things, the introduction of disposable contact lenses and lens disinfection systems that are easier to use. In 1992, the Company introduced a new contact lens disinfection system marketed in the United States under the name UltraCare, which slowed the overall decrease in U.S. sales in 1993. In 1994, the Company introduced Complete brand multi-purpose one-bottle lens disinfection system in the United States. Sales of Complete and growth in sales of UltraCare in 1994 partially offset declines in sales of other optical lens care products. International lens care product sales increased by 7% in 1994 compared to 1993 and by 3% in 1993 compared to 1992. International sales increases were the result of the introduction of UltraCare in 1992, introduction of Complete in 1993 and increased market penetration. Currency fluctuations had a strong negative impact on 1993 international sales growth. Excluding currency fluctuations, international sales increased by 12% from 1992 to 1993.

                                Skin Care Sales
                                 $ in millions

                                      37.3        37.3
                                36.5
                          33.2              32.4

                                    [CHART]

                          ----------------------------
                          1990  1991  1992  1993  1994

Skin Care sales represent the Company's line of dermatological products. Sales growth in 1994 was 15% compared to 1993. Such growth was the result of strong growth in Elimite cream, offset by declines in sales of other products. Sales in 1993 declined by 13% compared to 1992 as a result of declines in sales of most skin care products and a decline in contract manufacturing sales, offset by an increase in sales of Elimite cream. Medicaid rebate costs also increased in 1993 compared to the prior year.

                                Botox Sales
                               $ in millions

                                                35.5
                                          25.3
                                    19.5
                              12.6
                        0.0
                                  [CHART]

                        ----------------------------
                        1990  1991  1992  1993  1994

Botox (Botulinum Toxin Type A) purified neurotoxin complex is the Company's neuromuscular product. Botox sales growth was 40% in 1994 and 30% in 1993. Sales growth in both years was the result of increased market penetration in both the U.S. and international markets.

Income and Expenses

The following table sets forth the relationship to sales of various income statement items:

                                 Year Ended December 31,
                                  1994    1993     1992
- --------------------------------------------------------

Net sales                         100.0%   100.0%  100.0%
Cost of sales                      30.3     29.1    29.1
                                  -----    -----   -----
Gross margin                       69.7     70.9    70.9
Other operating costs and
 expenses:
  Selling, general and
   administrative                  41.4     42.2    43.7
  Research and development         11.8     11.9    10.8
                                 ------    -----   -----
Operating income                   16.5     16.8    16.4
Nonoperating income (expense)       0.3     (0.1)   (0.6)
                                  -----    -----   -----

Earnings from continuing
  operations before income
  taxes and minority interest      16.8     16.7    15.8
                                  =====    =====   =====
Earnings from continuing
  operations before cumulative
  effect of accounting changes     11.7%    12.2%   11.5%
                                  =====    =====   =====

Gross Margins

The Company's gross margin percentage decreased by 1.2 percentage points from 70.9% in 1993 to 69.7% in 1994. The decline in gross margin percentage was primarily the result of shifts in product sales mix accompanied by declines in both IOL unit prices and margins on optical lens care product sales. The gross margin percentage was unchanged at 70.9% in 1993 and 1992 as a result of various offsetting changes in prices and costs. Margins decreased as a result of declines in the average selling price of IOLs and lower average price increases for pharmaceutical products in 1993 in the U.S. and various European markets compared to price increases in the prior year. Such decreases were offset by an overall gross margin percentage increase resulting from a shift in the mix of sales to higher margin product lines.

Selling, General and Administrative

Selling, general and administrative expenses as a percentage of net sales decreased in 1994 to 41.4% from 42.2% in 1993 and 43.7% in 1992. Such decreases are primarily the result of continuing cost reductions and efficiencies resulting from the realignment of the Company's organization in 1991 and continued growth in net sales.

Research and Development

Research and development expenses increased by 9% in 1994 to $111.5 million compared to $102.5 million in 1993. Such expenses in 1993 were $13.0 million or 15% greater than the $89.5 million spent on research and development in 1992. The 1993 and 1994 increases in research and development expenditures were primarily in the areas of emerging technologies, such as Botox and receptor-selective retinoid research. The 1993 and 1994 increases are the result of increased spending on selected research opportunities in line with the Company's intent since 1991 to increase research and development and decrease selling, general and administrative expenses as a percentage of sales. Research and development expenditures are allocated to each product line, with higher rates of investments allocated to Eye Care, Botox and Skin Care pharmaceuticals.

In 1995, the Company anticipates that it will contribute $50.0 million to a new company that will research and develop drugs based on retinoids. In exchange, the Company will receive rights to acquire one half of all technologies and other assets, or all of the stock of such company. The Company will account for its $50.0 million contribution as a charge to operating expense at the time of the contribution. See Note 12 to the Consolidated Financial Statements.

Operating Income

Operating income in 1994 of $156.6 million or 16.5% of sales was $12.0 million greater than 1993 operating income of $144.6 million or 16.8% of sales. The increase in operating income from 1993 to 1994 was primarily the result of the increase in sales. Such increase was offset by the decline in the gross margin percentage from 70.9% in 1993 to 69.7% in 1994 and the increase in research and development and selling, general and administrative expenses. The decline in operating income percentage from 1993 to 1994 was primarily the result of the decrease in gross margin percentage offset by the decrease in selling, general and administrative expense as a percent of net sales.

Operating income in 1993 was $144.6 million or 16.8% of net sales compared to $136.5 million or 16.4% of net sales in 1992. The increase in operating income from 1992 to 1993 was primarily the result of the increase in sales offset by the increase in research and development expenses. The increase in the operating income percentage from 1992 to 1993 was primarily the result of the decrease in the selling, general and administrative expense percentage offset by an increase in research and development costs as a percent of net sales.

Earnings from Continuing Operations

Earnings from continuing operations in 1994 were $110.7 million or 11.7% of net sales compared to $104.5 million or 12.2% of net sales in 1993. The increase in earnings from continuing operations was primarily the result of the increase in operating income in 1994 offset by an increase in income taxes. Income taxes increased as a result of the increase in operating income and an increase in the effective tax rate from 25% in 1993 to 29% in 1994. The effective tax rate increased in 1994 as a result of changes in the U.S. tax laws enacted in 1993, governing taxation of Puerto Rican operations. Earnings from continuing operations in 1993 were $104.5 million or 12.2% of net sales compared to $95.8 million or 11.5% of net sales in 1992. The increase in 1993 was primarily the result of the increase in operating income and a $3.6 million decrease in interest expense, offset by an increase in income taxes resulting from the increase in income before income taxes. The effective tax rate was unchanged from 1992 at 25% in 1993.

Net Earnings

Net earnings were $110.7 million in 1994 compared to $108.9 million in 1993. The 1993 earnings include $4.0 million of earnings from discontinued operations and $0.4 million from gain on disposal of the discontinued contact lens business.

Net earnings were $108.9 million in 1993 compared to $103.6 million in 1992. The increase in net earnings in 1993 was the result of the increase in earnings from continuing operations offset by decreases in earnings from discontinued operations and gain on disposal of discontinued operations. In the fourth quarter of 1992, the Company sold its North and South American contact lens business and recognized a gain on such sale of $2.3 million. In the third quarter of 1993, the Company sold the remainder of the contact lens business and recognized a gain of $0.4 million. As a result, 1992 earnings from discontinued operations include the operation of the entire contact lens business for substantially all of 1992. The 1993 results from discontinued operations relate to the remaining operations outside North and South America for the first three quarters of the year.

The Company purchased treasury stock totaling $21.6 million in 1994 and $71.0 million in 1993. Such purchases were the primary cause of a decrease in weighted average common shares outstanding from 67.7 million in 1992 to 66.2 million in 1993 and 63.9 million in 1994. Net earnings per common share increased by $.08 or 5% from $1.65 in 1993 to $1.73 in 1994 and by $0.12 or 8%
from $1.53 in 1992 to $1.65 in 1993. The decrease in weighted average common shares outstanding resulting primarily from the purchase of treasury stock resulted in $0.06 of the increase in net earnings per common share from 1993 to 1994, and $0.04 of such increase from 1992 to 1993.

Liquidity and Capital Resources

Management assesses the Company's liquidity by its ability to generate cash to fund its operations. Significant factors in the management of liquidity are: funds generated by operations; levels of accounts receivable, inventories, accounts payable and capital expenditures; the extent of the Company's stock repurchase program; adequate lines of credit; and financial flexibility to attract long-term capital on satisfactory terms.

Historically, the Company has generated cash from operations in excess of working capital requirements. The net cash provided by operating activities in 1994 was $166.4 million compared to $156.0 million in 1993. The increase in cash provided from operations was primarily the result of a decrease in inventories and increases in income taxes payable and accrued liabilities, offset by an increase in accounts receivable and other current assets. In 1995, the Company anticipates that it will contribute $50.0 million to a new research and development company. The Company will account for the $50.0 million contribution as a one-time charge to operating expense. See Note 12 to the Consolidated Financial Statements.

Cash utilized for investing activities in 1994 includes $58.3 million of expenditures for plant and equipment more fully described under "Capital Expenditures," below. Cash utilized for investing activities in 1994 also includes $35.5 million used to prepay product royalties, and $25.3 million to acquire product licenses and rights, marketing rights and software. In addition, $17.5 million was utilized to acquire businesses including the acquisition of the assets of Ioptex.

Net cash used in financing activities was $49.4 million in 1994, composed primarily of $21.6 million for purchases of treasury stock and $26.5 million for payments of dividends. Net cash used in financing activities was $70.2 million in 1993, composed primarily of $71.0 million for purchases of treasury stock and $26.4 million for payments of dividends, offset by $30.2 million in net borrowings under commercial paper obligations. Net cash used in financing activities was $66.9 million in 1992, composed primarily of $25.6 million for payments of dividends, $24.0 million for purchases of treasury stock and $24.0 million for reductions in debt. Purchases of treasury stock in 1994 and 1993 have been the primary cause of a decrease in common stock outstanding from 66.8 million shares at December 31, 1992, to 64.0 million shares at December 31, 1993 and 63.7 million shares at December 31, 1994.

                                Cash vs. Debt
                                $ in millions

                    200----------------------------------
                       *190.1










                    150----------------------------------
                              *145.1

                                            *142.6
                                            -141.8

                                                   *132.3
                                                   -130.7
                              -127.4

                                      -121.3
                                      *119.8
                    100----------------------------------

                       -84.4









                     50----------------------------------
                       1990   1991   1992   1993   1994

                               -Cash      *Debt

As of December 31, 1994, the Company had two credit facilities and a medium term note program. The credit facilities allow for aggregate borrowings on a revolving basis of up to $260 million through 1999. The note program allows the Company to issue up to $200 million in notes. Borrowings under the credit facilities are subject to certain financial and operating covenants, including a requirement that the Company maintain certain financial ratios and other customary covenants for credit facilities of similar kind. As of December 31, 1994, the Company had $32.4 million in borrowings under one of the credit facilities and $10.0 million under the note program. As of December 31, 1994, the Company has classified $12.8 million of its commercial paper borrowings and the $32.4 million borrowed under one of the facilities as long-term debt based upon the Company's ability to maintain such debt under terms of the credit facilities described above. As of December 31, 1994, the Company had commercial paper borrowings of $42.8 million.

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

Capital Expenditures

Expenditures for property, plant and equipment totaled $58.3 million for 1994, $59.9 million for 1993 and $65.6 million for 1992. Expenditures for 1994 include expansion of manufacturing facilities in Ireland and a variety of other projects designed to improve productivity. The Company expects to invest approximately $55.0 to $60.0 million in property, plant and equipment in 1995.

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

Foreign Currency Fluctuations

Approximately 53% of the Company's revenues in 1994 were derived from operations outside the U.S., and a portion of the Company's international cost structure is denominated in currencies other than the U.S. dollar. As a result, the Company is subject to fluctuations in sales and earnings reported in U.S. dollars as a result of changing currency exchange rates. The Company routinely monitors its transaction exposure to currency rates and implements certain hedging strategies to limit such exposure, as appropriate. The impact of foreign currency fluctuations on the Company's sales has been as follows: a $2.0 million increase in 1994; a $38.5 million decrease in 1993; and a $10.4 million increase in 1992. See Note 1 to the Consolidated Financial Statements.

Accounting Changes

Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 generally provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. The cumulative effect of the adoption of SFAS 109 increased net earnings by $2.3 million. The effect of adoption of SFAS 109 on 1992 earnings was not material.

In 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of adoption of the new standard on postretirement benefits other than pensions decreased net earnings by $4.5 million in 1992. In 1992, adoption of SFAS 106 decreased 1992 operating income and net earnings by $1.5 million and $0.9 million, respectively.

ALLERGAN

CONSOLIDATED BALANCE SHEETS

                                     December 31,
In millions, except share data      1994     1993
- ---------------------------------------------------------
Assets
Current assets
  Cash and equivalents          $  130.7   $141.8
  Trade receivables, net           179.7    146.8
  Inventories                       96.8     90.2
  Other current assets              78.3     65.1
                                --------   ------
    Total current assets           485.5    443.9
Investments and other assets       133.4     89.9
Property, plant and equipment,
  net                              314.8    288.1
Goodwill and intangibles, net      126.1    117.9
                                --------   ------
    Total assets                $1,059.8   $939.8
                                ========   ======

Liabilities and Stockholders' Equity

Current liabilities
  Notes payable                 $   48.6   $ 38.0
  Accounts payable                  59.9     59.1
  Accrued compensation              46.6     42.8
  Other accrued expenses           102.1     89.8
  Income taxes                      66.5     46.7
                                 -------   ------
    Total current liabilities      323.7    276.4
Long-term debt                      83.7    104.6
Other liabilities                   38.5     29.6
Commitments and contingencies
Minority interest                   10.6     14.7
Stockholders' equity
  Preferred stock, $.01 par value;
    authorized 5,000,000 shares;
    none issued                      -        -
  Common stock, $.01 par value;
    authorized 150,000,000 shares;
    issued 67,387,000 and
    67,495,000 shares                0.7      0.7
  Additional paid-in capital       196.7    194.5
  Foreign currency translation
    adjustment                       4.2     (5.0)
  Retained earnings                485.3    403.2
                                   686.9    593.4
                                --------   ------
  Less treasury stock, at
    cost (3,724,000 and
    3,512,000 shares)              (83.6)   (78.9)
    Total stockholders' equity     603.3    514.5
    Total liabilities and       --------   ------
      stockholders' equity      $1,059.8   $939.8
                                ========   ======

See accompanying notes to consolidated financial statements.

ALLERGAN

CONSOLIDATED STATEMENTS OF EARNINGS

                                          Year Ended December 31,
In millions, except per share data         1994    1993     1992
- -----------------------------------------------------------------
Net sales                                $947.2   $858.9   $830.7
Operating costs and expenses
  Cost of sales                           286.6    249.6    241.8
  Selling, general and administrative     392.5    362.2    362.9
  Research and development                111.5    102.5     89.5
                                         ------   ------   ------
                                          790.6    714.3    694.2
                                         ------   ------   ------
Operating income                          156.6    144.6    136.5
Nonoperating income (expense)
  Interest income                           8.2      6.7      7.7
  Interest expense                        (11.0)    (8.1)   (11.7)
  Other, net                                5.1      0.4     (0.9)
                                         ------   ------   ------
                                            2.3     (1.0)    (4.9)
                                         ------   ------   ------
Earnings from continuing operations
  before income taxes and minority
  interest                                158.9    143.6    131.6
Provision for income taxes                 46.2     36.5     33.3
Minority interest                           2.0      2.6      2.5
                                         ------   ------   ------
Earnings from continuing operations
  before cumulative effect of
  accounting changes                      110.7    104.5     95.8
Discontinued operations
  Earnings from operations, net of
    income taxes                              -      4.0      7.7
  Gain on disposal, net of income taxes       -      0.4      2.3
                                         ------   ------   ------
Earnings before cumulative effect of
  accounting changes                      110.7    108.9    105.8
Cumulative effect of accounting changes       -        -     (2.2)
                                         ------   ------   ------
Net earnings                             $110.7   $108.9   $103.6
                                         ======   ======   ======
Net earnings (loss) per common share
  Continuing operations                   $1.73    $1.58    $1.42
  Discontinued operations
    Earnings from operations                  -     0.06     0.11
    Gain on disposal                          -     0.01     0.03
  Cumulative effect of accounting
    changes                                   -        -    (0.03)
                                         ------   ------   ------
                                          $1.73    $1.65    $1.53
                                         ======   ======   ======
Weighted average common shares
  outstanding                              63.9     66.2     67.7
                                         ======   ======   ======

See accompanying notes to consolidated financial statements.

ALLERGAN CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     Year Ended December 31,
In millions                           1994     1993    1992
- ------------------------------------------------------------
Cash flows provided by
  operating activities
Net earnings                          $110.7   $108.9  $103.6
Non-cash items included in net
  earnings
  Cumulative effect of accounting
    changes                                -        -     2.2
  Depreciation and amortization         52.3     46.8    42.9
  Amortization of prepaid royalties      5.5        -       -
  Deferred income taxes                 (2.9)    (6.5)   (0.1)
  Gain on disposal of business             -     (0.9)   (3.7)
  Loss on sale of assets                 3.7      4.1     1.0
  Expense of compensation plans          1.8      6.6     4.4
  Minority interest                      2.0      2.6     2.5

Changes in assets and liabilities

  Trade receivables                    (25.8)   (15.3)    6.7
  Inventories                            2.7     (8.3)    0.7
  Accounts payable                      (0.5)     6.9     7.6
  Income taxes                          20.6      5.3    (6.1)
  Accrued liabilities                   10.6      1.0    10.7
  Other                                (14.3)     4.8    (2.9)
                                      ------   ------  ------
    Net cash provided by operating
      activitie                        166.4    156.0   169.5
                                      ------   ------  ------
Cash flows from investing activities
Additions to property, plant and
  equipment                            (58.3)   (59.9)  (65.6)
Disposals                                1.5     25.1     2.6
Investment in Ligand Pharmaceuticals       -     (4.0)  (20.0)
Prepayment of royalties                (35.5)    (9.8)      -
Acquisitions of businesses             (17.5)       -    (8.1)
Other                                  (25.3)   (17.2)  (12.8)
                                      ------   ------  ------
    Net cash used in investing
      activities                      (135.1)   (65.8) (103.9)
                                      ------   ------  ------
Cash flows from financing activities
Dividends to stockholders              (26.5)   (26.4)  (25.6)
Increase (decrease) in notes payable     8.4     (2.1)  (11.8)
Sale of stock to employees              10.3      3.5     6.6
Net borrowings (repayments) under
  commercial paper obligations         (60.1)    30.2       -
Long-term debt borrowings               42.4        -     0.1
Repayments of long-term debt            (2.3)    (4.4)  (12.2)
Payments to acquire treasury stock     (21.6)   (71.0)  (24.0)
                                      ------   ------  ------
Net cash used in financing activities  (49.4)   (70.2)  (66.9)
                                      ------   ------  ------
Effect of exchange rates on cash and
  equivalents                            7.0      0.5    (4.8)
                                      ------   ------  ------
Net increase (decrease) in cash and
  equivalents                          (11.1)    20.5    (6.1)
Cash and equivalents at beginning
  of year                              141.8    121.3   127.4
                                      ------   ------  ------
Cash and equivalents at end of year   $130.7   $141.8  $121.3
                                      ======   ======  ======
Supplemental disclosure of cash
  flow information
Cash paid during the year for
  Interest (net of amount
  capitalized)                         $10.1     $6.2    $9.3
                                      ======   ======  ======
Income taxes                           $29.7    $39.9   $39.7
                                      ======   ======  ======

See accompanying notes to consolidated financial statements.

ALLERGAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Allergan and all of its subsidiaries. Results of operations of businesses sold have been reported as discontinued operations, and the consolidated statements of earnings exclude sales and expenses of such businesses from results of continuing operations. All significant transactions among the consolidated entities have been eliminated from the financial statements. The Company's financial position and results of operations include amounts for a joint venture in Japan on a consolidated basis. The accounts of non-U.S. subsidiaries are included on the basis of their fiscal years ended November 30.

Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are generally determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity. Gains and losses resulting from foreign currency transactions and translation adjustments relating to foreign entities deemed to be operating in U.S. dollar functional currency or in highly inflationary economies are included in earnings. Foreign currency transaction and translation losses were $2.0 million in 1994, $3.1 million in 1993 and $3.8 million in 1992.

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

Goodwill and Intangibles

Goodwill represents the excess of acquisition costs over the fair value of net assets of purchased businesses and is being amortized on a straight-line basis over periods from ten to thirty years. Intangibles include patents, licensing agreements and marketing rights which are being amortized over their estimated useful lives. The Company periodically evaluates the recoverability of goodwill and other intangible assets based upon future cash flows. Amortization expense was $10.2 million in 1994, $9.8 million in 1993 and $10.4 million in 1992.

Income Taxes

Effective January 1, 1992, Allergan adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" (see Note 6). SFAS 109 generally provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. No provision is made for taxes on unremitted earnings of certain non-U.S. subsidiaries which are or will be reinvested indefinitely in such operations.

Postretirement Benefits Other Than Pensions

In 1992, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the Company to accrue, during the years of employee service, the expected costs of providing postretirement benefits other than pensions to retired employees, employees' beneficiaries and covered dependents (see Note 8).

NOTE 2

ACQUISITIONS

During 1994, certain businesses were acquired for a total of $17.5 million and accounted for using the purchase method. These acquisitions included the purchase of the assets of Ioptex Research Inc., a producer of intraocular lenses, in September 1994. Pro forma results, assuming the acquisitions had been made at the beginning of each year presented, would not be materially different from the results reported. Goodwill resulting from the acquisitions was $9.6 million.

NOTE 3

DISCONTINUED OPERATIONS

In the fourth quarter of 1992, the Company sold its contact lens business in North and South America and recognized a gain on the sale of $2.3 million, net of $1.4 million of income taxes. In the third quarter of 1993, the Company divested its contact lens business outside of the Americas and recognized a gain on the sale of $0.4 million, net of income taxes of $0.5 million. The results of operations of the contact lens business are as follows:


In millions                                      1993     1992
- ---------------------------------------------------------------
Net sales                                        $29.1    $67.0
Earnings from operations before income taxes       6.7      8.7
Earnings from operations, net of income taxes      4.0      7.7

NOTE 4

COMPOSITION OF CERTAIN FINANCIAL
STATEMENT CAPTIONS

                                          December 31,
In millions                              1994     1993
- -------------------------------------------------------
Trade receivables, net
  Trade receivables                      $186.9  $152.6
  Less allowance for doubtful accounts      7.2     5.8
                                         ------  ------
                                         $179.7  $146.8
                                         ======  ======
Inventories
  Finished products                      $ 69.7  $ 58.7
  Work in process                           8.4    13.8
  Raw materials                            18.7    17.7
                                         ------  ------
                                         $ 96.8  $ 90.2
                                         ======  ======
Property, plant and equipment, net
  Land                                   $ 15.9  $ 14.0
  Buildings                               237.8   220.7
  Machinery and equipment                 247.7   206.3
                                         ------  ------
                                          501.4   441.0
  Less accumulated depreciation           186.6   152.9
                                         ------  ------
                                         $314.8  $288.1
                                         ======  ======
Goodwill and intangibles, net
  Goodwill                               $151.3  $139.9
  Intangibles                              39.9    30.9
                                         ------  ------
                                          191.2   170.8
  Less accumulated amortization            65.1    52.9
                                         ------  ------
                                         $126.1  $117.9
                                         ======  ======

NOTE 5

NOTES PAYABLE AND LONG-TERM DEBT

                                                   December 31,
In millions                                      1994       1993
- -----------------------------------------------------------------
Notes payable
  Bank loans                                     $10.7      $ 4.0
  Commercial paper                                30.0       30.0
  Current maturities of long-term debt             7.9        4.0
                                                 -----      -----
     Total notes payable                         $48.6      $38.0
                                                 =====      =====
Long-term debt
  Bank loans                                     $32.4      $   -
  Commercial paper                                12.8       72.9
  ESOP loan                                       22.6       24.6
  Medium term notes                               10.0          -
  Capitalized leases                               8.6        8.7
  Other                                            5.2        2.4
                                                 -----      -----
                                                  91.6      108.6
    Less current maturities                        7.9        4.0
                                                 -----      -----
    Total long-term debt                         $83.7     $104.6
                                                 =====     ======

In December 1993, the Company entered into a domestic $200 million revolving credit facility with several banks. This credit facility replaced a similar facility entered into in July 1989. This new facility was amended in September 1994 to $225 million expiring in September 1999. The facility offers various interest rates at the Company's option based on a percentage of prime or the London interbank borrowing rates (LIBOR), or other negotiated rates, and is used to support general corporate purposes and the issuance of commercial paper in the United States. The facility provides that the Company will maintain certain financial and operating covenants which include, among other provisions, maintaining minimum debt to capitalization ratios and minimum consolidated net worth. The facility also limits subsidiary debt and restricts dividend payments. The Company was in compliance with these covenants as of December 31, 1994. At December 31, 1994 and 1993, there was no debt outstanding under the revolving credit facilities.

In November 1994, a subsidiary of the Company entered into a $35 million revolving credit facility. This facility, which expires in December 1999, is guaranteed by the Company. This facility offers various interest rates based on the Yen LIBOR and is used to support working capital and general corporate purposes. The facility provides that the Company will maintain the same financial and operating covenants as contained in the domestic credit facility discussed above. The Company was in compliance with these covenants as of December 31, 1994. At December 31, 1994, the Company had $32.4 million outstanding under the credit facility. Such amount is classified as long-term debt because the Company has the ability to refinance this debt on a long-term basis under the terms of the facility.

In September 1994, the Company entered into a $200 million medium term note program. This program ends in September 1997. This program allows the Company to issue notes at various interest rates and maturities in various currencies at the Company's option based on a percentage of prime, the LIBOR or other negotiated rates as defined in the program agreement. This program is intended to be used to support general corporate purposes. At December 31, 1994, the Company had $10.0 million outstanding under this program at a fixed rate of 6.8% with interest due semi-annually and principal due upon maturity. In conjunction with this amount, the Company entered into a $10.0 million swap agreement. The swap agreement terminates in September 1996, but can be extended to September 1997 at the discretion of the other party. Under the swap agreement, the other party is obligated to pay a fixed rate while the Company is obligated to pay a floating rate based upon the LIBOR. Any gains or losses incurred as a result of the swap agreement are recorded as interest expense. The Company would be required to pay $0.4 million to terminate the swap agreement based upon its fair value at December 31, 1994. The Company is exposed to credit loss in the event of nonperformance by the other party to the swap. Management believes such risk is remote.

At December 31, 1994 and 1993, the Company classified $12.8 million and $72.9 million, respectively, of commercial paper as long-term debt because the Company has the ability to refinance this debt on a long-term basis under the terms of the revolving credit facility. The commercial paper is issued at current market rates and the carrying value approximates the fair value. The Employee Stock Ownership Plan is discussed in Note 8.

The aggregate maturities of long-term debt are $7.9 million in 1995, $2.9 million in 1996, $12.9 million in 1997, $3.0 million in 1998, $48.3 million in 1999 and $16.6 million thereafter. For purposes of summarizing the maturities of long-term debt, the commercial paper outstanding of $12.8 million at December 31, 1994 was treated as maturing in 1999 upon expiration of the current credit facility. Interest incurred of $0.3 million in 1994, $1.3 million in 1993 and $2.3 million in 1992 has been capitalized and included in property, plant and equipment. Noncash additions to capitalized leases and capital lease obligations of $0.4 million in 1994 and $0.6 million in 1993 were recorded on the Company's balance sheet and excluded from the Consolidated Statements of Cash Flows.

NOTE 6

INCOME TAXES

As discussed in Note 1, the Company adopted SFAS 109 as of January 1, 1992. The cumulative effect of the adoption of SFAS 109 increased net earnings by $2.3 million in 1992. The effect of adoption of SFAS 109 on 1992 earnings was not material.

The components of earnings before income taxes and minority interest were:

                                                    Year Ended December 31,
In millions                                     1994         1993          1992
- --------------------------------------------------------------------------------
Earnings from continuing operations before
  income taxes and minority interest
    U.S.                                       $ 76.0       $ 62.1        $ 57.0
    Non-U.S.                                     82.9         81.5          74.6
                                               ------         ------      ------
                                                158.9        143.6         131.6
Discontinued operations
  Earnings from operations                        -            6.7           8.7
  Gain on disposal                                -            0.9           3.7
                                               ------         ------      ------

Earnings before income taxes and
  minority interest                            $158.9         $151.2      $144.0
                                               ======         ======      ======

The provision for income taxes consists of the following:

                                  Year Ended December 31,
In millions                        1994    1993     1992
- ---------------------------------------------------------
Income tax expense (benefit)
  Continuing operations            $46.2   $36.5    $33.3
  Discontinued operations            -       3.2      2.4
                                   -----   -----    -----
                                   $46.2   $39.7    $35.7
                                   =====   =====    =====
Current
  U.S. federal                     $21.0    $9.8     $2.0
  Non-U.S.                          18.6    27.6     26.1
  U.S. state and Puerto Rico         9.5     8.6      7.7
                                   -----   -----    -----
Total current                       49.1    46.0     35.8

Deferred
  U.S. federal                      (6.1)   (2.3)     1.1
  Non-U.S.                           3.2    (0.2)    (2.0)
  U.S. state and Puerto Rico         -      (3.8)     0.8
                                   -----   -----    -----
Total deferred                      (2.9)   (6.3)    (0.1)
                                   -----   -----    -----
Total                              $46.2   $39.7    $35.7
                                   =====   =====    =====

The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 1994 were $32.7 million and $7.4 million, respectively. The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 1993 were $29.2 million and $8.0 million, respectively. Such amounts are included in other current assets and investments and other assets in the consolidated balance sheets.

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1994, 1993 and 1992 are as follows:

In millions                               1994     1993     1992
- -----------------------------------------------------------------
Deferred tax assets
  Net operating loss carryforwards
   (foreign)                               $12.5    $10.3   $20.6
  Accrued expenses                          18.2     21.9    18.5
  Foreign tax credit carryforwards           1.7     14.5     9.8
  Capitalized expenses                       9.6      7.2     3.8
  Pension expense                            5.3      4.0     3.7
  Medicaid rebate                            4.9      4.0     3.6
  Postretirement medical benefits            5.4      4.3     3.4
  Intercompany profit in inventory           2.8      4.0     3.1
  Alternative minimum tax credit             -        -       1.4
  All other                                 10.9     11.0    12.3
                                           -----    -----   -----
                                            71.3     81.2    80.2
                                           -----    -----   -----
  Less: valuation allowance                (17.9)   (32.6)  (36.5)
                                           -----    -----   -----
Total deferred tax asset                    53.4     48.6    43.7
                                           -----    -----   -----
Deferred tax liabilities
  Depreciation                              10.7      7.9     7.5
  All other                                  2.6      3.5     5.5
                                           -----    -----   -----

Total deferred tax liabilities              13.3     11.4    13.0
                                           -----    -----   -----
Net deferred tax asset                     $40.1    $37.2   $30.7
                                           =====    =====   =====

The 1994 decrease in the valuation allowance results from the utilization of foreign tax credit carryforwards and utilization of certain foreign net operating loss benefits. The 1993 decrease is comprised of a reversal of allowance for state tax assets, an increase in the allowance related to foreign tax credit carryforwards and a change in the allowance related to foreign net operating loss benefits.

Based on the Company's current and historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax asset at December 31, 1994. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income, however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

The reconciliations of the U.S. federal statutory tax rate to the combined effective tax rate follow:

                                          1994      1993       1992
- ----------------------------------------------------------------------
Statutory tax rate                        35.0%     35.0%      34.0%
  State taxes, net of U.S. tax benefit     1.4       -          1.6
  Ireland and Puerto Rico income         (12.8)    (13.1)     (14.0)
  U.S. tax effect of foreign
    earnings and dividends,
    net of foreign tax credits             1.9        2.7       0.2
Other credits                             (2.2)      (4.0)      -
Taxes on unremitted earnings
  of subsidiaries                          2.0        6.6       6.7
Other                                      3.8       (0.9)     (3.7)
                                          -----      -----     -----
Effective tax rate                        29.1%      26.3%     24.8%
                                          =====      =====     =====

Certain income of subsidiaries operating in Puerto Rico and Ireland is substantially exempt from income taxes. The exemptions reduced expected income taxes and increased net earnings by approximately $20.3 million ($0.32 per share) in 1994, $19.8 million ($0.30 per share) in 1993 and $20.1 million ($0.30 per share) in 1992. The Puerto Rico exemption expires December 31, 2007.

Withholding and U.S. taxes have not been provided on approximately $162.1 million of unremitted earnings of certain non-U.S. subsidiaries because such earnings are or will be reinvested in operations or will be offset by appropriate credits for foreign income taxes paid. Such earnings would become taxable upon the sale or liquidation of these non-U.S. subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability, if any.

The Company and its former parent through July 26, 1989, SmithKline Beckman Corporation (SmithKline), entered into a Tax Agreement dated April 11, 1989, which provides for the allocation of tax liabilities between SmithKline, the Company, and their respective subsidiaries for the period during which SmithKline was the parent of the Company. The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited and settled through the year 1986. SmithKline and its consolidated subsidiaries (including the Company) are under examination for the years 1987-1989. The Company and its consolidated subsidiaries are under examination for the years 1989-90. The Company believes the additional tax liability, if any, for such years and subsequent years will not have a material effect on the financial position of the Company.

At December 31, 1994, the Company has foreign tax credit carryforwards for federal income tax purposes of approximately $1.7 million which are available to reduce future federal income taxes, if any, through 1998.

At December 31, 1994, the Company has net operating loss carryforwards of certain non-U.S. subsidiaries, with various expiration dates, of approximately $54.9 million.

NOTE 7

STOCKHOLDERS' EQUITY

An analysis of activity in stockholders' equity for the three years ended December 31, 1994 follows:

                                       Common Stock                              Foreign
                                       ------------     Additional   Unearned    Currency                 Treasury Stock
                                                Par      Paid-In      Compen-   Translation   Retained    ---------------
In millions                            Shares  Value     Capital      sation    Adjustment    Earnings    Shares   Amount
- --------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1991               67.6     $0.7     $223.6      $(33.0)       $14.2      $242.8     (0.2)    $ (3.4)
Net earnings                                                                                    103.6
Translation adjustment                                                              (12.2)
Dividends ($0.38 per share)                                                                     (25.6)
Issuance of shares under stock plans                         1.6        (2.0)                              0.1        2.8
Stock options exercised                                      0.6                                           0.4        6.7
Purchase of treasury stock                                                                                (1.1)     (24.0)
Expense of compensation plans                                            3.4
                                        ---------------------------------------------------------------------------------
Balance December 31, 1992               67.6      0.7      225.8       (31.6)         2.0       320.8     (0.8)     (17.9)
Net earnings                                                                                    108.9
Translation adjustment                                                               (7.0)
Dividends ($0.40 per share)                                                                     (26.4)
Issuance of shares under stock plans    (0.1)               (1.3)       (1.3)                              0.3        5.3
Stock options exercised                                     (0.9)                                (0.1)     0.2        4.7
Purchase of treasury stock                                                                                (3.2)     (71.0)
Expense of compensation plans                                            3.8
                                        ---------------------------------------------------------------------------------
Balance December 31, 1993               67.5      0.7      223.6       (29.1)        (5.0)      403.2     (3.5)     (78.9)
Net earnings                                                                                    110.7
Translation adjustment                                                                9.2
Dividends ($0.42 per share)                                                                     (26.7)
Issuance of shares under stock plans    (0.1)               (1.8)       (1.0)                    (0.2)     0.3        4.5
Stock options exercised                                      1.3                                 (1.7)     0.5       12.4
Purchase of treasury stock                                                                                (1.0)     (21.6)
Expense of compensation plans                                            3.7
                                        ---------------------------------------------------------------------------------
Balance December 31, 1994               67.4     $0.7     $223.1      $(26.4)       $ 4.2      $485.3     (3.7)    $(83.6)
                                        ==================================================================================

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

The Board may redeem the Rights at any time prior to a person becoming an Acquiring Person. Pursuant to an amendment adopted by the Board in September 1993 and approved by the stockholders in April 1994 (the Amendment), if, within 60 days after receiving an offer meeting certain conditions (i.e., an offer for all outstanding shares at the same price which is not subject to financing, funding or due diligence conditions and, if for cash, is fully financed or, if not for cash, is for New York Stock Exchange-listed securities and will provide tax-deferred treatment for stockholders), the Board has not either redeemed all of the outstanding Rights or approved a financially superior transaction, then the Board is required to call a special meeting of stockholders for the purpose of allowing the stockholders to vote on the acceptance of such offer.

Pursuant to the Amendment, the Rights will expire on the date of the Annual Meeting of stockholders in 1997 unless stockholders vote at such meeting to extend the Plan, in which case the Rights will expire at the Annual Meeting of stockholders in 2000.

NOTE 8

EMPLOYEE RETIREMENT AND OTHER BENEFIT PLANS

The Company sponsors qualified defined benefit pension plans covering substantially all of its employees. In addition, the Company sponsors two supplemental nonqualified plans, covering certain management employees and officers. U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Combined pension expense was $9.3 million in 1994, $7.3 million in 1993 and $5.7 million in 1992.

Components of pension expense under the Company's U.S. and major non-U.S. plans for 1994, 1993 and 1992 were:


In millions                       1994    1993     1992
- ---------------------------------------------------------
Service cost                      $7.1     $6.2     $5.4
Interest cost                      7.1      6.4      5.7
Actual return on assets           (0.5)    (4.5)    (3.4)
Net amortization and deferral     (4.4)    (0.8)    (2.0)
                                  ----     ----     ----
Total pension expense             $9.3     $7.3     $5.7
                                  ====     ====     ====

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


                                          1994                  1993
                                  --------------------  --------------------
                                               Non-                  Non-
In millions                       Qualified  Qualified  Qualified  Qualified
- ----------------------------------------------------------------------------
Vested benefit obligation           $51.5      $ 5.5      $55.0     $ 5.5
                                    =====      =====      =====     =====
Accumulated benefit obligation      $56.6      $ 5.5      $60.1     $ 5.6
Projected compensation increases     23.4        4.5       26.8       1.1
                                    -----      -----      -----     -----
Projected benefit obligation         80.0       10.0       86.9       6.7
Plan assets at fair market value     67.8        -         62.5       -
                                    -----      -----      -----     -----
Projected benefit obligation in
  excess of plan assets             (12.2)     (10.0)     (24.4)     (6.7)
Unrecognized transition asset        (3.7)       -         (4.3)      -
Unrecognized net loss                 7.3        1.2       20.3       0.8
Unrecognized prior service cost      (0.6)       2.1        1.4       0.2
Adjustment to recognize minimum
  liability                          (0.2)       -          -         -
                                    -----      -----      -----     -----
Accrued pension cost                $(9.4)     $(6.7)     $(7.0)    $(5.7)
                                    =====      =====      =====     =====

The expected long-term rate of return on plan assets ranged from 5.5% to 10% in 1994 and from 6% to 9.5% in 1993. The discount rate used in determining obligations ranged from 5% to 9% in 1994 and from 5% to 8% in 1993, and the assumed average rate of increase in future compensation levels ranged from 3.5% to 6.1% in 1994 and from 4% to 6% in 1993.

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

The following table sets forth the plan's funded status reconciled with the amount shown in the Company's balance sheet at December 31:

In millions                              1994     1993
- ---------------------------------------------------------
Retirees                                 $ 2.6     $ 3.7
Fully eligible plan participants           -         -
Other active plan participants             8.1      10.9
                                         -----     -----
Accumulated postretirement
  benefit obligation                     $10.7     $14.6
                                         -----     -----
Plan assets at fair value                $ -       $ -
Accumulated postretirement
  benefit obligation in
  excess of plan assets                   10.7      14.6
Unrecognized net income
  (loss) from past experience
  different from that assumed
  and from changes in
  assumptions                              0.6      (3.8)
Past service costs                         1.9       -
                                         -----     -----
Accrued postretirement benefit cost      $13.2     $10.8
                                         =====     =====

Net periodic postretirement benefit cost included the following components:

In millions                                 1994      1993
- -----------------------------------------------------------
Service cost-benefits attributed
  to service during the period              $ 1.5     $ 1.1
Interest cost on accumulated
  postretirement benefit obligation           1.0       0.9
Net amortization and deferral                 0.1       -
                                            -----     -----
Net periodic postretirement benefit cost    $ 2.6     $ 2.0
                                            =====     =====

For measurement purposes, a 7.5% annual rate of increase for 1994 in the per capita cost of covered health care benefits was assumed for the medical plan for retirees and dependents, and a 5.5% increase for all participants in the dental plan. The medical trend rate was assumed to decrease gradually to 5.5% by 2003 and remain at that level thereafter. The dental trend rate was assumed to decrease to 5.0% by 1996 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $2.8 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.6 million. The discount rates used in determining the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost were 8.9% and 7.3%, respectively.

Savings and Investment Plans

In May 1989, the Company established Savings and Investment Plans, which provide for most U.S. and Puerto Rico employees to become participants after six months of employment. In general, participants' contributions, up to 5% of compensation, qualify for a 50% Company match. Company contributions are generally used to purchase Allergan common stock. The Company's costs of the Plans were $2.7 million in 1994, $2.9 million in 1993 and $2.1 million in 1992.

NOTE 9

EMPLOYEE STOCK OWNERSHIP PLAN AND
INCENTIVE COMPENSATION PLANS

In May 1989, the Company established an Employee Stock Ownership Plan (ESOP) for U.S. employees. The ESOP was funded by a $31.7 million loan borrowed by the ESOP in July 1989. The ESOP trust purchased 1,335,000 shares from the Company using the proceeds of the loan. Participants receive an allocation of shares held in the plan based on the amortization schedule of the loan borrowed by the ESOP to purchase the shares, and generally become vested over five years of Company service. Allocated and unallocated shares in the ESOP as of December 31, 1994 and 1993 are:

         Number of Shares

In thousands                            1994    1993
- -----------------------------------------------------
Allocated shares                          398     312
Shares committed to be allocated           85      86
Unallocated shares                        852     937
                                        -----   -----
Total ESOP shares                       1,335   1,335
                                        =====   =====

The loan has a fifteen year maturity ending in July 2004, with quarterly principal and interest payments. Interest rates are determined at the Company's option based upon a percent of prime or the LIBOR and the Company's consolidated debt to capitalization ratio. The Company has entered into interest rate swap agreements to reduce the impact that interest rate changes have on the loan. These agreements effectively fix the interest rate on $20.0 million of the loan at 6.03%. The agreements mature in 1996 and 1999. The Company is exposed to credit loss in the event of nonperformance by the other parties to the swaps. Management believes such risk is remote.

The loan is guaranteed by the Company as to payment of principal and interest and, accordingly, the unpaid balance of the loan is included in the Company's financial statements as debt, offset by unearned compensation included in stockholders' equity. Dividends accrued on unallocated shares held by the ESOP are used to repay the loan and totaled $0.4 million for each of the three years presented. Dividends received on allocated shares held by the ESOP are allocated directly to participants' accounts. Interest incurred on ESOP debt in 1994, 1993 and 1992 was $1.6 million, $1.7 million and $1.9 million, respectively. Compensation expense is recognized based on the amortization of the related loan. Compensation expense for 1994, 1993 and 1992 was $1.7 million, $1.6 million and $1.4 million, respectively.

Incentive Compensation Plans

The Company has an incentive compensation plan and a nonemployee director stock plan. The incentive compensation plan provides for the issuance of non-qualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. Options become exercisable 25% per year beginning twelve months after the date of grant. All options expire ten years after their original date of grant. As of December 31, 1994, a total of 363,000 shares of restricted stock and options to purchase 4,189,000 shares of common stock were issued and outstanding.

Stock option activity in 1994, 1993 and 1992 under the Company's incentive plan was as follows:

                                                                          Number of Shares
                                                             -----------------------------------------
In thousands                                                 1994               1993              1992
- -------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                              4,137              3,604             3,277
Options granted at fair market value                          778                858               857
Options exercised                                            (548)              (208)             (361)
Options cancelled                                            (178)              (117)             (169)
                                                            -----              -----              -----
Outstanding, end of year                                    4,189              4,137              3,604
                                                            =====              =====              =====
Exercisable, end of year                                    2,051              2,287              1,812
                                                            =====              =====              =====
Price range of options outstanding, end of year   $11.57 - $26.41    $11.57 - $26.41    $11.41 - $26.41
                                                  ===============   ================    ===============
Price range of options exercised                  $11.85 - $24.83    $11.41 - $24.83    $11.36 - $23.43
                                                  ===============   ================    ===============

Options granted under the Company's incentive compensation plan provide that an employee holding a stock option may exchange stock which the employee already owns as payment against the exercise of their option. This provision applies to all options outstanding at December 31, 1994.

Under the terms of the nonemployee director stock plan, each eligible director received an initial grant of restricted stock and will receive additional grants upon re-election to the Board. As of December 31, 1994, there were 20,000 shares issued and outstanding.

NOTE 10

COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities, equipment and automobiles. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rental expense was $12.0 million in 1994, $12.6 million in 1993 and $12.4 million in 1992.

Minimum rentals payable under noncancelable operating leases, net of minimum sublease rentals, as of December 31, 1994, aggregate $34.0 million and for each of the next five years are $11.0 million in 1995, $6.2 million in 1996, $3.0 million in 1997, $2.3 million in 1998, $1.8 million in 1999 and $9.7 million thereafter.

The Company is involved in various litigation and claims arising in the normal course of business. The Company's management believes that recovery or liability with respect to these matters would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Derivative financial instrument arrangements are used to manage well-defined interest rate and foreign currency fluctuation risks. The Company enters into forward exchange contracts to eliminate the impact that exchange rate changes have on certain foreign currency transactions. Actual gains and losses realized on the settlement of the forward exchange contracts are anticipated to be offset by gains and losses on the related foreign currency transactions. At December 31, 1994, the Company had forward exchange contracts outstanding, with maturities not exceeding six months, which require the Company to exchange foreign currencies for $29.6 million which approximates fair value.

NOTE 11

BUSINESS SEGMENT INFORMATION

The Company operates primarily in one business segment engaged in the development, manufacture and marketing of a broad range of eye care products that are used to treat diseases of the eye and to correct and enhance vision.

Geographic Areas

         For the Year Ended December 31,

In millions                        1994       1993      1992
- -------------------------------------------------------------
Net sales
  United States                  $  501.4    $458.8    $432.0
                                 --------    ------    ------
  Europe                            370.1     340.9     329.4
  Other                             173.1     142.7     121.5
                                 --------    ------    ------
  Total international               543.2     483.6     450.9
                                 --------    ------    ------
Transfers between areas(a)
  United States                     (52.2)    (43.7)    (26.0)
  Europe                            (45.2)    (39.8)    (26.2)
                                 --------    ------    ------
  Total transfers between areas     (97.4)    (83.5)    (52.2)
                                 --------    ------    ------
    Total net sales              $  947.2    $858.9    $830.7
                                 ========    ======    ======
Operating income
  United States before
    research and development     $  194.1    $180.9    $169.6
  Research and development
    expenses(b)                     (93.3)    (87.6)    (77.3)
                                 --------    ------    ------
  United States                     100.8      93.3      92.3
                                 --------    ------    ------
  Europe                            108.5      97.9      93.2
  Other                               6.4      12.3      14.2
                                 --------    ------    ------
     Total international            114.9     110.2     107.4
                                 --------    ------    ------
                                    215.7     203.5     199.7
  Corporate expenses                (59.1)    (58.9)    (63.2)
                                 --------    ------    ------
    Total operating income       $  156.6    $144.6    $136.5
                                 ========    ======    ======
Identifiable assets(c)
  United States                  $  529.7    $482.6    $470.5
                                 --------    ------    ------
  Europe                            301.6     242.5     236.2
  Other                              97.8      72.9      57.8
                                 --------    ------    ------
  Total international               399.4     315.4     294.0
  Corporate                         130.7     141.8     121.3
                                 --------    ------    ------
    Total assets                 $1,059.8    $939.8    $885.8
                                 ========    ======    ======

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

NOTE 12

SUBSEQUENT EVENTS

The Company and Ligand Pharmaceuticals Incorporated (Ligand) operate a joint venture for the purpose of performing certain research and development activities. In December 1994, Allergan and Ligand formed a new research and development company, Allergan Ligand Retinoid Therapeutics, Inc. (ALRT) which is intended to function as the successor to the current joint venture between the Company and Ligand. Subject to certain conditions including regulatory approval, Ligand will contribute $17.5 million to ALRT for a right to acquire all of the stock of ALRT at specified future dates and amounts. At the same time, the Company will contribute $50.0 million to ALRT in exchange for rights to acquire one half of all technologies and other assets, or a similar right to acquire all of the stock of ALRT if Ligand does not exercise its right. The Company will also purchase $6.0 million of Ligand common stock at the time of its contribution to ALRT. The Company will account for its $50.0 million contribution as a charge to operating expense at the time of the contribution.

On January 24, 1995, the Board of Directors declared a cash dividend of $0.11 per share, payable March 10, 1995, to stockholders of record on February 17, 1995.

NOTE 13

EARNINGS PER SHARE

Earnings per common and common equivalent share were computed by dividing net earnings by the weighted average number of common and common equivalent shares outstanding during the respective year. All shares held by the Employee Stock Ownership Plan have been included as common shares outstanding. Common equivalent shares consist of shares issuable upon exercise of stock options, calculated using the treasury stock method. For all years presented, fully diluted earnings per share approximates primary earnings per share.

ALLERGAN

REPORT OF MANAGEMENT

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

The independent auditors, KPMG Peat Marwick LLP, were recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors. KPMG Peat Marwick LLP was engaged to audit the 1994, 1993 and 1992 consolidated financial statements of Allergan, Inc. and subsidiaries and conduct such tests and related procedures as they deemed necessary in conformity with generally accepted auditing standards. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in this Annual Report.

Gavin S. Herbert
Chairman of the Board of Directors

William C. Shepherd
President and Chief Executive Officer

Dwight J. Yoder
Vice President, Controller
and Principal Accounting Officer

ALLERGAN

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Allergan, Inc.:

We have audited the accompanying consolidated balance sheets of Allergan, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of earnings and cash flows for each of the years in the three year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allergan, Inc. and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1992 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As discussed in
Note 8 to the consolidated financial statements, the Company also adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1992.

Costa Mesa, California
January 23, 1995

ALLERGAN

QUARTERLY RESULTS (UNAUDITED)


In millions,                     First     Second     Third      Fourth      Total
except per share data           Quarter    Quarter    Quarter    Quarter     Year
- ------------------------------------------------------------------------------------
1994
Net sales                        $210.1     $224.7     $242.2     $270.2      $947.2
Gross margin                      146.6      157.3      167.3      189.4       660.6
Operating income                   33.4       34.3       41.6       47.3       156.6
Net earnings                       22.2       23.5       30.2       34.8       110.7
Net earnings per share             0.35       0.37       0.47       0.54        1.73

1993

Net sales                        $202.8     $207.9     $216.9     $231.3      $858.9
Gross margin                      145.2      146.9      153.8      163.4       609.3
Operating income                   30.7       33.0       38.7       42.2
144.6
Earnings from continuing
  operations                       22.3       23.4       28.3       30.5      104.5
Earnings from discontinued
  operations                        1.4        1.2        1.8        -           4.4
Net earnings                       23.7       24.6       30.1       30.5       108.9
Earnings per share from
  continuing operations            0.33       0.35       0.43       0.47        1.58
Earnings per share from
  discontinued operations          0.02       0.02       0.03         -         0.07
Net earnings per share             0.35       0.37       0.46       0.47        1.65

Amounts previously reported on Form 10-Q for the first quarter of 1993 have been restated to present the Company's contact lens business as a discontinued operation.

ALLERGAN

SUMMARY OF SELECTED FINANCIAL DATA

                                                              Year Ended December 31,
In millions, except per share data                 1994    1993      1992      1991      1990
- -----------------------------------------------------------------------------------------------
Summary of Operations

Net sales                                       $  947.2   $858.9    $830.7    $761.7    $713.5
Operating costs and expenses:
Cost of sales                                      286.6    249.6     241.8     212.1     217.2
Selling, general & administrative                  392.5    362.2     362.9     356.2     313.8
Research and development                           111.5    102.5      89.5      70.4      62.5
Operating income                                   156.6    144.6     136.5     123.0     120.0
Nonoperating income (expense)                        2.3     (1.0)     (4.9)     (6.6)    (10.2)
Earnings from continuing operations before
  income taxes and minority interest               158.9    143.6     131.6     116.4     109.8
Earnings from continuing operations                110.7    104.5      95.8      88.3      84.8
Earnings (loss) from discontinued operations         -        4.4      10.0    (147.8)     (3.4)
Cumulative effect of accounting changes              -        -        (2.2)      -         -
Net earnings (loss)                                110.7    108.9     103.6     (59.5)     81.4
Earnings per share from continuing operations       1.73     1.58      1.42      1.31      1.26
Earnings (loss) per share from discontinued
operations                                           -       0.07      0.14     (2.20)    (0.05)
Cumulative effect per share of accounting
  changes                                            -        -       (0.03)      -         -
Net earnings (loss) per share                       1.73     1.65      1.53     (0.89)     1.21
Cash dividends per share                            0.42     0.40      0.38      0.33      0.28

Financial Position

Current assets                                  $  485.5   $443.9    $422.8    $448.2    $431.2
Working capital                                    161.8    167.5     155.2     179.1     175.4
Total assets                                     1,059.8    939.8     885.8     833.6     947.1
Long-term debt                                      83.7    104.6      82.0      97.2     148.0
Total stockholders' equity                         603.3    514.5     499.8     444.9     523.9

ALLERGAN CORPORATE OVERVIEW AND SHAREHOLDER INFORMATION

Corporate Headquarters

2525 Dupont Drive
P.O. Box 19534
Irvine, California 92713-9534
(714) 752-4500

Transfer Agent, Registrar and Dividend Disbursing Agent

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
(201) 324-0498

Independent Public Accountants

KPMG Peat Marwick LLP
Costa Mesa, CA

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Allergan, Inc. will be held at Allergan's corporate headquarters, 2525 Dupont Drive, Irvine, California, on April 25, 1995, at 10:00 a.m.

Form 10-K

A copy of Allergan, Inc.'s Form 10-K Annual Report as filed with the Securities and Exchange Commission is available without charge by contacting:

Corporate Communications
P.O. Box 19534
Irvine, California 92713-9534
(714) 752-4500 ext. 4284

Dividend Reinvestment and Stock Purchase Plan

The plan allows Allergan stockholders to reinvest their dividends or invest cash in Allergan stock without brokerage commissions or service charges. If you are interested in joining the plan or would like more information, you may write for a prospectus to:

First Chicago Trust Company of New York
Dividend Reinvestment Plan/Allergan, Inc.
P.O. Box 2500
Jersey City, NJ 07303-2500

Investor Relations

Security analysts, investment professionals, shareholders and the media should direct their inquiries to:

Jeffrey B. D'Eliscu
Corporate Vice President,
Corporate Communications
(714) 752-4500 ext. 4636

Trademarks

All product names appearing in italics are trademarks or service marks that are owned by, licensed to, promoted or distributed by Allergan, Inc., its subsidiaries or affiliates. The following Allergan trademarks appear in this report:

AcryFlex         AMO
Array            Azelex
Betagan          Botox
C-Cap            Complete
DuraLens         Elimite
Ocuflox          Prestige
Propine          UltraCare
Foldable PhacoFlex II SI-30NB
Foldable PhacoFlex II SI-40NB

Acular(R) is a registered trademark licensed from Syntex (U.S.A.) Inc.

Duplicate Mailings

When shareholders own shares under different names, in more than one account, or when several shareholders live at the same address, they may receive duplicate mailings of shareholder information. For information on how to eliminate multiple mailings, contact the First Chicago Trust Company of New York at (201) 324-0498.

Environmental Commitment

Allergan is strongly committed to preserving the environment by developing business practices that enhance the welfare of our customers, employees and the communities in which we operate.

To receive a copy of Allergan's Environmental Health and Safety Performance Report, call or write:

Corporate Communications
P.O. Box 19534
Irvine, CA 92713-9534
(714) 752-4500 ext. 4284

This annual report is printed entirely on recycled paper.

Market Prices of Common Stock and Dividends

The following table shows the quarterly price range of the common stock and the cash dividends declared per share during the period listed.

                     1994                          1993
           -------------------------    --------------------------
Quarter    Low       High       Div.    Low        High      Div.
- ------------------------------------------------------------------
First      20-1/4    25-1/4     $.10    21-1/4     26-3/8    $.10
Second     20        25         $.10    21-1/2     25-1/4    $.10
Third      21-5/8    28         $.11    21-1/2     24-1/2    $.10
Fourth     24-7/8    30-7/8     $.11    20-3/4     23-3/4    $.10

Allergan Common Stock is listed on the New York Stock Exchange and is traded under the symbol "AGN." In newspapers, stock information is frequently listed as "Alergn."

The approximate number of shareholders of record was 15,000 as of January 24, 1995.

For the fourth quarter of 1994, the Board declared a cash dividend of $0.11 per share, payable March 10, 1995 to shareholders of record on February 17, 1995. See Note 5 to the Consolidated Financial Statements relative to restrictions on dividend payments.