Form 10-K405, Exhibit 13
period 1995-12-31
ALLERGAN INC
filed 1996-03-28
CIK 850693

                                                                      EXHIBIT 13




                                    Allergan

                               FINANCIAL OVERVIEW


                                            Year Ended December 31,

In millions, except per share data             1995         1994       Percentage Change
----------------------------------------------------------------------------------------
Income Statement Highlights
Net sales                                    $1,067.2      $947.2            13%
Net earnings                                     72.5       110.7           (35%)

Net earnings per share                           1.12        1.73
Dividends per share                              0.47        0.42


Adjusted amounts(1)

Net earnings                                    122.5       110.7            11%
Net earnings per share                           1.90        1.73

(1) 1995 amounts exclude the $50.0 million contribution to Allergan Ligand Retinoid Therapeutics, Inc. charged to operating expense in 1995.


                                             Year Ended December 31,

In millions                                    1995         1994      % Inc.
----------------------------------------------------------------------------
Net Sales by Product Line
Eye Care
      Pharmaceuticals                        $  415.1       $390.7      6%
      Surgical                                  188.7        144.3     31%
      Optical Lens Care                         369.8        339.4      9%
                                             --------       ------
                                                973.6        874.4     11%

Skin Care                                        44.7         37.3     20%
Botox                                            48.9         35.5     38%
                                             --------       ------
Total Net Sales                              $1,067.2       $947.2     13%
                                             ========       ======

Domestic                                         43.6%        47.3%
International                                    56.4%        52.7%


                                             Year Ended December 31,

                                               1995         1994      % Inc.
                                             -------------------------------
Employee Data
Number of employees                           6,078        4,903       24%

                                 Allergan, Inc.

                             FINANCIAL INFORMATION





                      Management's Discussion and Analysis


                          Consolidated Balance Sheets


                      Consolidated Statements of Earnings


                     Consolidated Statements of Cash Flows


                   Notes to Consolidated Financial Statements


                              Report of Management


                          Independent Auditors' Report


                               Quarterly Results


                            Selected Financial Data

                               1995 Annual Report

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR
                 THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1995



This financial review presents the Company's operating results for each of the three years in the period ended December 31, 1995, and its financial condition at December 31, 1995. This review should be read in connection with the information presented in the Consolidated Financial Statements and the related Notes to the Consolidated Financial Statements. In 1994 and 1995, the Company acquired six businesses:

Ioptex Research (Ioptex) intraocular lens (IOL) product line based in Irwindale, California, in September 1994.

Lorsen SA (Lorsen), a manufacturer of skin care products in Argentina, in December 1994.

Optical Micro Systems Inc. (OMS), a manufacturer of phacoemulsification equipment, in North Andover, Massachusetts, in January 1995.

Laboratorios Frumtost SA (Frumtost), the largest manufacturer of eye care pharmaceuticals in Brazil, in June 1995.

Herald Pharmacal (Herald) skin care product line based in Colonial Heights, Virginia, in August 1995.

Pilkington Barnes Hind contact lens care product line (Barnes Hind) marketed worldwide with a leading product in Japan, in November 1995.

In addition, the Company acquired the minority ownership portion of its Santen-Allergan joint venture marketing contact lens care products in Japan. In the fourth quarter of 1992, the Company sold its North and South American contact lens business. In the third quarter of 1993, the Company sold the remainder of the contact lens business. The divestiture of the contact lens business, together with the prior operating results of that division are presented in the Company's financial results as a discontinued operation.


                             RESULTS OF OPERATIONS

                                   Net Sales

Net sales for 1995 were $1.067 billion, which was an increase of $120 million or 13% over 1994. Sales in 1995 of products of acquired businesses in their first twelve months after acquisition contributed $51.4 million to 1995 sales. Net sales for 1994 were $947.2 million, which was an increase of $88.3 million or 10% over 1993. Sales of Ioptex products contributed $6.9 million to 1994 sales. On a geographical basis, Company-wide sales in markets outside the United States continue to represent an increasing portion of the Company's sales, growing from 53% in 1993 and 1994 to 56% in 1995. Foreign currency fluctuations in 1995 increased sales by $33.0 million or 4% as compared to average rates in effect throughout 1994. Foreign currency fluctuations in 1994 increased sales by $2.0 million as compared to average rates in effect throughout 1993. Sales growth rates on a comparable exchange rate basis were 9% in 1995 and 10% in 1994.

The following table sets forth, for the periods indicated, net sales by major product line.

                                               Year Ended December 31,
In millions                                 1995         1994         1993
---------------------------------------------------------------------------
Eye Care
     Pharmaceuticals                     $  415.1       $390.7       $360.9
     Surgical                               188.7        144.3        115.3
     Optical Lens Care                      369.8        339.4        325.0
                                         --------       ------       ------
                                            973.6        874.4        801.2

Skin Care                                    44.7         37.3         32.4
Botox                                        48.9         35.5         25.3
                                         --------       ------       ------
Total Net Sales                          $1,067.2       $947.2       $858.9
                                         ========       ======       ======

Domestic                               43.6%         47.3%         47.5%
International                          56.4%         52.7%         52.5%

Eye Care pharmaceutical sales include a broad range of products for glaucoma therapy, ocular inflammation, infection, allergy and dry eye. Eye Care pharmaceutical sales increased by 6% in 1995 compared to 1994 and by 8% in 1994 compared to 1993. Sales in 1995 in international markets increased by $33.7 million or 20% compared to 1994. Such increase was the result of sales of $17.5 million of Frumtost products and growth in other international markets. United States sales declined by $9.3 million or 4% in 1995 compared to 1994. The largest sales volume products in this product line are glaucoma therapy products, including Betagan and Propine ophthalmic solutions. Declines in unit volume of Betagan and Propine caused declines in United States sales in 1995. Such declines were partially offset by increases in sales of other products. Sales of Betagan and Propine in 1994 were comparable to 1993 due to the introduction of generic versions of these products by the Company and others in 1994 in the United States. U.S. sales growth in 1994 in glaucoma therapy products was the result of sales of generic versions of these products introduced in 1994. Price increases in the U.S. market in 1994 and 1993 have also contributed to sales growth. In the international markets, expansion into new markets, continuing introductions of new products and sales of existing products favorably impacted sales in 1994 and 1993.


Pharmaceutical Sales

                                          Year Ended December 31,
                               ----------------------------------------------
In millions                     1990    1991    1992    1993    1994    1995
                               ------  ------  ------  ------  ------  ------
United States                  $159.1  $168.3  $185.9  $202.0  $222.8  $213.5
International                   118.3   136.8   153.8   158.9   167.9   201.6
                               ------  ------  ------  ------  ------  ------
                               $277.4  $305.1  $339.7  $360.9  $390.7  $415.1

Surgical sales represent products for the ophthalmic surgical market, including IOLs, pharmaceuticals and other products related to cataract surgery. Surgical sales increased 31% in 1995 compared to 1994 and by 25% in 1994 compared to 1993. Domestic sales increased by 14% in 1995 and 18% in 1994, while sales in international markets increased by 52% in 1995 and 36% in 1994. Total IOL unit sales in the U.S. market increased 26% in 1995 and 42% in 1994. Silicone IOL unit sales in the U.S. market increased by 39% in 1995 and 48% in 1994. The Company introduced new silicone IOLs, the SI-30NB in 1993 and SI-40NB in 1995. Continuing market demand for these new products was a significant contributor to sales growth in 1994 and 1995, particularly in international markets. The Ioptex and OMS businesses contributed $21.6 million to 1995 sales in the first twelve months after their respective acquisitions. Four months of sales of Ioptex products totaling $6.9 million are also included in 1994 results. Competitive pressures in the U.S. market have resulted in declines in average selling prices of IOLs in both 1994 and 1993.

Surgical Sales

                                          Year Ended December 31,
                               ----------------------------------------------
In millions                     1990    1991    1992    1993    1994    1995
                               ------  ------  ------  ------  ------  ------
United States                  $ 83.5  $ 74.2  $ 70.7  $ 68.4  $ 80.5  $ 91.8
International                    27.6    34.0    41.1    46.9    63.8    96.9
                               ------  ------  ------  ------  ------  ------
                               $111.1  $108.2  $111.8  $115.3  $144.3  $188.7

Optical Lens Care sales increased by 9% from 1994 to 1995 and by 4% from 1993 to 1994. Domestic sales increased by 4% in 1995 after decreasing 4% in 1994. In 1992, the Company introduced a new contact lens disinfection system marketed in the United States under the name UltraCare, and in 1994, the Company introduced Complete brand multi-purpose one-bottle lens disinfection system in the United States. Sales of Complete and growth in sales of UltraCare in 1994 partially offset declines in domestic sales of other optical lens care products. Continued growth in sales of Complete led the increase in the domestic sales in 1995. Sales of Barnes Hind products contributed $0.8 million to one month of domestic sales. International lens care product sales increased by 11% in 1995 compared to 1994 and by 7% in 1994 compared to 1993. The international sales increase in 1995 was primarily the result of continued growth in sales of Complete. The 1994 international sales increase was the result of the introduction of UltraCare in 1992, introduction of Complete in 1993 and increased market penetration. Currency fluctuations had a strong positive impact on 1995 international sales growth. Excluding currency fluctuations, international sales increased by 3% from 1994 to 1995.

Optical Lens Care Sales

                                          Year Ended December 31,
                               ----------------------------------------------
In millions                     1990    1991    1992    1993    1994    1995
                               ------  ------  ------  ------  ------  ------
United States                  $123.6  $ 98.0  $ 92.7  $ 88.8  $ 85.6  $ 88.6
International                   168.2   201.3   229.7   236.2   253.8   281.2
                               ------  ------  ------  ------  ------  ------
                               $291.8  $299.3  $322.4  $325.0  $339.4  $369.8

Skin Care sales represent the Company's line of dermatological products. Sales increased by $7.4 million or 20% in 1995 compared to 1994, and by $4.9 million or 15% in 1994 compared to 1993. Sales growth in 1995 included $11.5 million of products of the Lorsen and Herald businesses acquired in fiscal 1995. This increase was offset by an 11% decrease in the base skin care business. Sales growth in 1994 was the result of strong growth in Elimite cream, offset by declines in sales of other products, and increased Medicaid rebate costs compared to the prior year.

Skin Care Sales

                                          Year Ended December 31,
                               ---------------------------------------------
In millions                    1990    1991    1992    1993    1994    1995
                               -----   -----   -----   -----   -----   -----
United States                  $30.7   $34.3   $35.2   $30.4   $35.2   $39.2
International                    2.5     2.2     2.1     2.0     2.1     5.5
                               -----   -----   -----   -----   -----   -----
                               $33.2   $36.5   $37.3   $32.4   $37.3   $44.7

Botox (Botulinum Toxin Type A) purified neurotoxin complex is the Company's product for movement disorders. Botox sales growth was 38% in 1995 and 40% in 1994. Sales growth in both years was the result of increased market penetration in both the U.S. and international markets.

Botox Sales

                                          Year Ended December 31,
                                ---------------------------------------------
In millions                     1990    1991    1992    1993    1994    1995
                                -----   -----   -----   -----   -----   -----
United States                    $0     $ 9.3   $13.5   $18.1   $24.2   $32.7
International                     0       3.3     6.0     7.2    11.3    16.2
                                 --     -----   -----   -----   -----   -----
                                 $0     $12.6   $19.5   $25.3   $35.5   $48.9

                              Income and Expenses

The following table sets forth the relationship to sales of various income statement items:

                                                    Year Ended December 31,
                                                  1995       1994       1993
-----------------------------------------------------------------------------
Net sales                                         100.0%     100.0%     100.0%
Cost of sales                                      30.7       30.3       29.1
                                                  -----      -----      -----
Gross margin                                       69.3       69.7       70.9
Other operating costs and expenses:
   Selling, general and administrative             42.3       41.4       42.2
   Research and development                        10.9       11.8       11.9
   Contribution to ALRT                             4.7        -          -
                                                  -----      -----      -----
Operating income                                   11.4       16.5       16.8
Nonoperating income (expense)                       0.3        0.3       (0.1)
                                                  -----      -----      -----
Earnings from continuing operations before
  income taxes and minority interest               11.7       16.8       16.7
                                                  =====      =====      =====
Earnings from continuing operations                 6.8%      11.7%      12.2%
                                                  =====      =====      =====


                                 Gross Margins

The Company's gross margin percentage decreased by 0.4 percentage points from 69.7% in 1994 to 69.3% in 1995. The decrease in gross margin percentage was primarily the result of shifts in product sales mix.

The Company's gross margin percentage decreased by 1.2 percentage points from 70.9% in 1993 to 69.7% in 1994. The decline in gross margin percentage was primarily the result of shifts in product sales mix accompanied by declines in both IOL unit prices and margins on optical lens care product sales.


                      Selling, General and Administrative

Selling, general and administrative expenses as a percentage of net sales increased in 1995 to 42.3% from 41.4% in 1994 and 42.2% in 1993. The percentage increase in 1995 was primarily the result of increased spending for product launches, promotion of Complete and overhead related to recent acquisitions. The decrease from 1993 to 1994 is primarily the result of continuing cost reductions and efficiencies resulting from the realignment of the Company's organization in 1991 and continued growth in net sales.


                            Research and Development

Research and development expenses increased by 5% in 1995 to $116.7 million compared to $111.5 million in 1994. Such expenses in 1994 were $9.0 million greater than the $102.5 million spent on research and development in 1993. In addition, in 1995 the Company contributed $50.0 million to Allergan Ligand Retinoid Therapeutics, Inc. (ALRT) to conduct research related to small molecule retinoid products. Beginning in 1995, Allergan research and development costs related to retinoid products were reimbursed by ALRT. The 1994 increase in research and development expenditures was primarily in the areas of emerging technologies, such as Botox and receptor-selective retinoid research. The 1994 and 1995 increases are the result of increased spending on selected research opportunities. Research and development expenditures are allocated to each product line, with higher rates of investments allocated to Eye Care pharmaceuticals, Botox and Skin Care.


                                Operating Income

Operating income in 1995 of $121.3 million or 11.4% of sales was $35.3 million lower than 1994 operating income of $156.6 million or 16.5% of sales. The decrease in operating income from 1994 to 1995 was primarily the result of the $50 million contribution to ALRT. Absent the contribution to ALRT, operating income in 1995 was $171.3 million or 16.1% of sales. The decline in operating income percentage from 1994 to 1995 excluding the effect of the contribution to ALRT was the result of the decrease in gross margin percentage and the increase in selling, general and administrative expense as a percent of net sales.

Operating income in 1994 of $156.6 million or 16.5% of sales was $12.0 million greater than 1993 operating income of $144.6 million or 16.8% of sales. The increase in operating income from 1993 to 1994 was primarily the result of the increase in sales. Such increase was offset by the decline in the gross margin percentage from 70.9% in 1993 to 69.7% in 1994 and the increase in research and development and selling, general and administrative expenses. The decline in operating income percentage from 1993 to 1994 was primarily the result of the decrease in gross margin percentage offset by the decrease in selling, general and administrative expense as a percentage of net sales.


                                  Net Earnings

Net earnings were $72.5 million in 1995 compared to $110.7 million or 11.7% of sales in 1994. Excluding the $50.0 million contribution to ALRT, net earnings were $122.5 million or 11.5% of sales in 1995. The increase in earnings, excluding the contribution to ALRT, was primarily the result of the increase in operating income offset by an increase in income taxes.

Net earnings were $110.7 million in 1994 compared to $108.9 million in 1993. The increase in net earnings was primarily the result of the increase in operating income in 1994 offset by an increase in income taxes. Income taxes increased as a result of the increase in operating income and an increase in the effective tax rate from 25% in 1993 to 29% in 1994. The effective tax rate increased in 1994 as a result of changes in the U.S. tax laws enacted in 1993, governing taxation of Puerto Rican operations. Legislation pending in the United States Congress could eventually eliminate the provision of the United States tax law currently producing significant tax savings for Puerto Rican operations. The elimination of this provision would materially increase income taxes. The 1993 earnings include $4.0 million of earnings from discontinued operations and $0.4 million from gain on disposal of the discontinued contact lens business.

The Company purchased treasury stock totaling $21.6 million in 1994. Such purchases were the primary cause of a decrease in weighted average common shares outstanding from 66.2 million in 1993 to 63.9 million in 1994. Net earnings per common share decreased to $1.12 in 1995 from $1.73 in 1994. Excluding the effect of the contribution to ALRT, net earnings per common share increased $0.17 or 10% to $1.90 in 1995. Net earnings per common share increased by $0.08 or 5% from $1.65 in 1993 to $1.73 in 1994. The decrease in weighted average common shares outstanding resulting primarily from the purchase of treasury stock resulted in $0.06 of the increase in net earnings per common share from 1993 to 1994.


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

Historically, the Company has generated cash from operations in excess of working capital requirements. The net cash provided by operating activities in 1995 was $76.7 million compared to $166.4 million in 1994. The primary cause of the decrease in cash provided from operations was the $50.0 million contribution to ALRT. In addition, the Company reduced income taxes payable as a result of acceleration of certain tax payments as required by taxation provisions of the new United States GATT legislation enacted in December 1994.

Cash used in investing activities totaled $277.8 million in 1995. The acquisitions of Lorsen, OMS, Frumtost, and the Herald Pharmacal and Barnes Hind product lines, along with acquisition of the minority ownership portion of the Santen-Allergan joint venture represent $162.0 million of such activities.
Cash utilized for investing activities in 1995 also includes $17.5 million used to prepay product royalties, $30.7 million used primarily to acquire software, and $62.5 million of expenditures for plant and equipment more fully described under "Capital Expenditures," below.

Net cash provided by financing activities was $175.7 million in 1995. Cash was provided primarily by net borrowings under commercial paper obligations of $64.0 million, and long-term debt borrowings of $129.1 million. The primary financing activity use of cash was $29.9 million in payment of dividends. Net cash used in financing activities was $49.4 million in 1994, composed primarily of $21.6 million for purchases of treasury stock and $26.5 million for payments of dividends. Net cash used in financing activities was $70.2 million in 1993, composed primarily of $71.0 million for purchases of treasury stock and $26.4 million for payments of dividends, offset by $30.2 million in net borrowings under commercial paper obligations. Purchases of treasury stock in 1994 have been the primary cause of a decrease in common stock outstanding from 64.0 million shares at December 31, 1993 to 63.7 million shares at December 31, 1994.

Cash vs Debt

                                          Year Ended December 31,
                               ----------------------------------------------
In millions                     1990    1991    1992    1993    1994    1995
                               ------  ------  ------  ------  ------  ------
Cash                           $ 84.4  $127.4  $121.3  $141.8  $130.7  $102.3
Debt                            190.1   145.1   119.8   142.6   132.3   325.2

As of December 31, 1995, the Company had four long-term credit facilities and a medium term note program. The credit facilities allow for borrowings of up to $19.6 million through November 1996, and $254.4 million through 1999, and $49.0 million through 2003. The note program allows the Company to issue up to $200 million in notes. Borrowings under the credit facilities are subject to certain financial and operating covenants, including a requirement that the Company maintain certain financial ratios and other customary covenants for credit facilities of similar kind. As of December 31, 1995, the Company had $75.5 million in borrowings under three of the credit facilities and $85.0 million under the note program. As of December 31, 1995, the Company has classified

$76.5 million of its commercial paper borrowings and the $75.5 million borrowed under the credit facilities as long-term debt based upon the Company's ability to maintain such debt under terms of the credit facilities described above. As of December 31, 1995, the Company had commercial paper borrowings of $106.5 million.

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


                              Capital Expenditures

Expenditures for property, plant and equipment totaled $62.5 million for 1995, $58.3 million for 1994 and $59.9 million for 1993. Expenditures for 1995 include expansion of manufacturing facilities in Ireland and a variety of other projects designed to improve productivity. The Company expects to invest approximately $60 to $65 million in property, plant and equipment in 1996.


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


                         Foreign Currency Fluctuations

Approximately 56% of the Company's revenues in 1995 were derived from operations outside the U.S., and a portion of the Company's international cost structure is denominated in currencies other than the U.S. dollar. As a result, the Company is subject to fluctuations in sales and earnings reported in U.S. dollars as a result of changing currency exchange rates. The Company routinely monitors its transaction exposure to currency rates and implements certain hedging strategies to limit such exposure, as appropriate. The impact of foreign currency fluctuations on the Company's sales has been as follows: a $33.0 million increase in 1995; a $2.0 million increase in 1994; and a $38.5 million decrease in 1993. See Note 1 to the Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS

                                                                    December 31,
In millions, except share data                                  1995           1994
-------------------------------------------------------------------------------------
Assets
Current assets
   Cash and equivalents                                       $  102.3       $  130.7
   Trade receivables, net                                        205.7          179.7
   Inventories                                                   120.8           96.8
   Other current assets                                           93.5           78.3
                                                              --------       --------
       Total current assets                                      522.3          485.5
Investments and other assets                                     160.8          133.4
Property, plant and equipment, net                               357.5          314.8
Goodwill and intangibles, net                                    275.7          126.1
                                                              --------       --------
       Total assets                                           $1,316.3       $1,059.8
                                                              ========       ========

Liabilities and Stockholders' Equity
Current liabilities
   Notes payable                                              $   58.5       $   48.6
   Accounts payable                                               58.7           59.9
   Accrued compensation                                           42.5           46.6
   Other accrued expenses                                        130.6          102.1
   Income taxes                                                   41.3           66.5
                                                              --------       --------
       Total current liabilities                                 331.6          323.7
Long-term debt                                                   266.7           83.7
Other liabilities                                                 49.1           38.5

Commitments and contingencies

Minority interest                                                  -             10.6

Stockholders' equity
   Preferred stock, $.01 par value; authorized
   5,000,000 shares; none issued                                   -             -
   Common stock, $.01 par value; authorized
   150,000,000 shares; issued 67,319,000
   and 67,387,000 shares                                           0.7            0.7
   Additional paid-in capital                                    199.7          196.7
   Foreign currency translation adjustment                         4.7            4.2
   Other                                                          (1.4)          -
   Retained earnings                                             527.4          485.3
                                                              --------       --------
                                                                 731.1          686.9
   Less treasury stock, at cost
     (2,786,000 and 3,724,000 shares)                            (62.2)         (83.6)
                                                              --------       --------

       Total stockholders' equity                                668.9          603.3
                                                              --------       --------
       Total liabilities and stockholders' equity             $1,316.3       $1,059.8
                                                              ========       ========

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                               Year Ended December 31,
In millions, except per share data                        1995           1994          1993
--------------------------------------------------------------------------------------------
Net sales                                              $1,067.2         $947.2        $858.9

Operating costs and expenses
   Cost of sales                                          328.0          286.6         249.6
   Selling, general and administrative                    451.2          392.5         362.2
   Research and development                               116.7          111.5         102.5
   Contribution to ALRT                                    50.0            -             -
                                                       --------         ------        ------
                                                          945.9          790.6         714.3
                                                       --------         ------        ------

Operating income                                          121.3          156.6         144.6

Nonoperating income (expense)
   Interest income                                         10.0            8.2           6.7
   Interest expense                                       (13.9)         (11.0)         (8.1)
   Other, net                                               7.8            5.1           0.4
                                                       --------         ------        ------
                                                            3.9            2.3          (1.0)
                                                       --------         ------        ------
Earnings from continuing operations
  before income taxes and minority interest               125.2          158.9         143.6
Provision for income taxes                                 51.7           46.2          36.5
Minority interest                                           1.0            2.0           2.6
                                                       --------         ------        ------
Earnings from continuing operations                        72.5          110.7         104.5
Discontinued operations
   Earnings from operations, net of
     income taxes                                           -              -             4.0
   Gain on disposal, net of income taxes                    -              -             0.4
                                                       --------         ------        ------

Net earnings                                           $   72.5         $110.7        $108.9
                                                       ========         ======        ======

Net earnings per common share
   Continuing operations                               $   1.12         $ 1.73        $ 1.58
   Discontinued operations
       Earnings from operations                             -              -            0.06
       Gain on disposal                                     -              -            0.01
                                                       --------         ------        ------
                                                       $   1.12         $ 1.73        $ 1.65
                                                       ========         ======        ======

Weighted average common shares
  outstanding                                              64.8           63.9          66.2
                                                       ========         ======        ======

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Year Ended December 31,
In millions                                                         1995        1994         1993
--------------------------------------------------------------------------------------------------
Cash flows provided by operating activities
Net earnings                                                        $72.5      $110.7       $108.9
Non-cash items included in net earnings
   Depreciation and amortization                                     60.5        52.3         46.8
   Amortization of prepaid royalties                                  8.2         5.5          -
   Deferred income taxes                                              1.3        (2.9)        (6.5)
   Gain on disposal of business                                       -           -           (0.9)
   Loss on sale of assets                                             0.1         3.7          4.1
   Expense of compensation plans                                      2.5         1.8          6.6
   Minority interest                                                  1.0         2.0          2.6
Changes in assets and liabilities
   Trade receivables                                                (14.9)      (25.8)       (15.3)
   Inventories                                                       (6.3)        2.7         (8.3)
   Accounts payable                                                  (4.6)       (0.5)         6.9
   Income taxes                                                     (28.9)       20.6          5.3
   Accrued liabilities                                                1.3        10.6          1.0
   Other                                                            (16.0)      (14.3)         4.8
                                                                   ------      ------       ------
       Net cash provided by operating activities                     76.7       166.4        156.0
                                                                   ------      ------       ------

Cash flows from investing activities
Additions to property, plant and equipment                          (62.5)      (58.3)       (59.9)
Disposals                                                             0.9         1.5         25.1
Investment in Ligand Pharmaceuticals                                 (6.0)        -           (4.0)
Prepayment of royalties                                             (17.5)      (35.5)        (9.8)
Acquisitions of businesses, net of cash acquired                   (162.0)      (17.5)         -
Other                                                               (30.7)      (25.3)       (17.2)
                                                                   ------      ------       ------
       Net cash used in investing activities                       (277.8)     (135.1)       (65.8)
                                                                   ------      ------       ------

Cash flows from financing activities
Dividends to stockholders                                           (29.9)      (26.5)       (26.4)
Increase (decrease) in notes payable                                  8.1         8.4         (2.1)
Sale of stock to employees                                           15.4        10.3          3.5
Net borrowings (repayments) under commercial
  paper obligations                                                  64.0       (60.1)        30.2
Long-term debt borrowings                                           129.1        42.4          -
Repayments of long-term debt                                        (11.0)       (2.3)        (4.4)
Payments to acquire treasury stock                                    -         (21.6)       (71.0)
                                                                   ------      ------       ------
       Net cash provided by (used in) financing activities          175.7       (49.4)       (70.2)
Effect of exchange rates on cash and equivalents                     (3.0)        7.0          0.5
                                                                   ------      ------       ------
Net increase (decrease) in cash and equivalents                     (28.4)      (11.1)        20.5
Cash and equivalents at beginning of year                           130.7       141.8        121.3
                                                                   ------      ------       ------
Cash and equivalents at end of year                                $102.3      $130.7       $141.8
                                                                   ======      ======       ======

Supplemental disclosure of cash flow information
Cash paid during the year for
   Interest (net of amount capitalized)                            $ 13.8      $ 10.1       $  6.2
                                                                   ======      ======       ======
   Income taxes                                                    $ 70.4      $ 29.7       $ 39.9
                                                                   ======      ======       ======

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              Note 1:  Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Allergan and all of its subsidiaries. All significant transactions among the consolidated entities have been eliminated from the financial statements. The accounts of non-U.S. subsidiaries are included on the basis of their fiscal years ended November 30.


                          Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are generally determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity. Gains and losses resulting from foreign currency transactions and translation adjustments relating to foreign entities deemed to be operating in U.S. dollar functional currency or in highly inflationary economies are included in earnings. Foreign currency transaction and translation losses were $1.8 million in 1995, $2.0 million in 1994, and $3.1 million in 1993.


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


                               Long-Lived Assets

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

Goodwill represents the excess of acquisition costs over the fair value of net assets of purchased businesses and is being amortized on a straight-line basis over periods from 7 to 30 years. Intangibles include patents, licensing agreements and marketing rights which are being amortized over their estimated useful lives. Amortization expense was $14.3 million in 1995, $10.2 million in 1994, and $9.8 million in 1993.

Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued in March 1995. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment in value based upon undiscounted future cash flows, and appropriate losses be recognized, whenever the carrying amount of an asset may not be recovered. The Company adopted SFAS 121 in 1995 and such adoption did not have a material effect on the Company's financial position or results of operations.


                                  Income Taxes

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. No provision is made for taxes on unremitted earnings of certain non-U.S. subsidiaries which are or will be reinvested indefinitely in such operations.

                             Note 2:  Acquisitions

In 1994 and 1995, the Company acquired six businesses:

Ioptex Research (Ioptex) intraocular lens (IOL) product line based in Irwindale, California, in September 1994.

Lorsen SA (Lorsen), a manufacturer of skin care products in Argentina, in December 1994.

Optical Micro Systems Inc. (OMS), a manufacturer of phacoemulsification equipment, in North Andover, Massachusetts, in January 1995.

Laboratorios Frumtost SA (Frumtost), the largest manufacturer of eye care pharmaceuticals in Brazil, in June 1995.

Herald Pharmacal (Herald) skin care product line based in Colonial Heights, Virginia, in August 1995.

Pilkington Barnes Hind contact lens care product line (Barnes Hind) marketed worldwide with a leading product in Japan, in November 1995.

The cost of the acquisitions totaled $17.5 million in 1994 and $149.8 million in 1995. The acquisitions were accounted for using the purchase method. Goodwill related to the acquisitions of $9.6 million in 1994 and $144.2 million in 1995 is being amortized over periods of 7 to 30 years. Results of operations of each of the acquisitions have been included in the Company's income statements since their respective dates of acquisition. On the basis of an unaudited pro forma consolidation of the results of operations as if the acquisitions had taken place at the beginning of 1994, the following amounts would have been reported:


in millions                                    1995             1994
----------------------------------------------------------------------
Net sales                                    $1,148.5         $1,067.7
Net earnings                                     73.0            114.3
Net earnings per common share                   $1.13            $1.79

The unaudited pro forma results of operations are not necessarily indicative of the results of operations that would have occurred had the acquisitions occurred at the beginning of 1994, or of future results of operations.

In addition to the acquisitions discussed above, the Company acquired the minority ownership of the Santen-Allergan joint venture for $25.7 million in August 1995.

              Note 3:  Allergan Ligand Retinoid Therapeutics, Inc.

Since 1992, the Company and Ligand Pharmaceuticals Incorporated (Ligand) operated a joint venture for the purpose of performing certain research and development activities. In December 1994, Allergan and Ligand formed a new research and development company, Allergan Ligand Retinoid Therapeutics, Inc.
(ALRT) to function as the successor to the joint venture. In June 1995, Ligand contributed $17.5 million to ALRT for a right to acquire all of the stock of ALRT at specified future dates and amounts. At the same time, the Company contributed $50.0 million to ALRT in exchange for rights to acquire one half of all technologies and other assets, or a similar right to acquire all of the stock of ALRT if Ligand does not exercise its right. The Company also purchased $6.0 million of Ligand common stock at the time of its contribution to ALRT. The Company accounted for its $50.0 million contribution as a charge to operating expense at the time of the contribution.

                        Note 4:  Discontinued Operations

In the third quarter of 1993, the Company divested its contact lens business outside of the Americas and recognized a gain on the sale of $0.4 million, net of income taxes of $0.5 million. The results of operations of the contact lens business for 1993 were net sales of $29.1 million, earnings from operations before income taxes of $6.7 million and earnings from operations, net of income taxes of $4.0 million.

          Note 5:  Composition of Certain Financial Statement Captions

                                                           December 31,
In millions                                            1995           1994
--------------------------------------------------------------------------
Trade receivables, net
   Trade receivables                                 $211.9         $186.9
   Less allowance for doubtful accounts                 6.2            7.2
                                                     ------         ------
                                                     $205.7         $179.7
                                                     ======         ======
Inventories
   Finished products                                 $ 83.0         $ 69.7
   Work in process                                     11.3            8.4
   Raw materials                                       26.5           18.7
                                                     ------         ------
                                                     $120.8         $ 96.8
                                                     ======         ======

Property, plant and equipment, net
   Land                                              $ 20.3         $ 15.9
   Buildings                                          277.5          237.8
   Machinery and equipment                            280.8          247.7
                                                     ------         ------
                                                      578.6          501.4
   Less accumulated depreciation                      221.1          186.6
                                                     ------         ------
                                                     $357.5         $314.8
                                                     ======         ======

Goodwill and intangibles, net
   Goodwill                                          $308.7         $151.3
   Intangibles                                         39.4           39.9
                                                     ------         ------
                                                      348.1          191.2
   Less accumulated amortization                       72.4           65.1
                                                     ------         ------
                                                     $275.7         $126.1
                                                     ======         ======


                   Note 6:  Notes Payable and Long-Term Debt

                                                          December 31,
In millions                                           1995           1994
---------------------------------------------------------------------------
Notes payable
    Bank loans                                        $ 23.5         $ 10.7
    Commercial paper                                    30.0           30.0
    Current maturities of long-term debt                 5.0            7.9
                                                      ------         ------
      Total notes payable                             $ 58.5         $ 48.6
                                                      ======         ======

Long-term debt
    Medium term notes                                $  85.0         $ 10.0
    Bank loans                                          75.5           32.4
    Commercial paper                                    76.5           12.8
    ESOP loan                                           20.4           22.6
    Capitalized leases                                   8.2            8.6
    Other                                                6.1            5.2
                                                      ------         ------
                                                       271.7           91.6
      Less current maturities                            5.0            7.9
                                                      ------         ------
      Total long-term debt                            $266.7         $ 83.7
                                                      ======         ======

In September 1994, the Company entered into a $200 million medium term note program. This program ends in June 2002. This program allows the Company to issue notes at various interest rates and maturities in various currencies at the Company's option based on a percentage of prime, the London interbank borrowing rates (LIBOR) or other negotiated rates as defined in the program agreement. This program is intended to be used to support general corporate purposes. At December 31, 1995 and 1994, the Company had $85.0 and $10.0 million, respectively, outstanding under this program at rates varying from 5.91% to 6.92% with interest due semi-annually and principal due upon maturity. In 1994, in conjunction with this amount, the Company entered into a $10.0 million swap agreement. The swap agreement terminates in September 1996, but can be extended to September 1997 at the discretion of the other party. Under the swap agreement, the other party is obligated to pay a fixed rate while the Company is obligated to pay a floating rate based upon the LIBOR. Any gains or losses incurred as a result of the swap agreement are recorded as interest expense. The Company is exposed to credit loss in the event of nonperformance by the other party to the swap. Management believes such risk is remote.

In November 1994 and August 1995, two subsidiaries of the Company in Japan entered into three revolving credit facilities, denominated in Yen, which allow for aggregate borrowings of up to approximately $98.0 million. The facilities, which expire from November 1996 to August 2003, are guaranteed by the Company. The facilities offer various interest rates based on the Yen LIBOR and are used to support working capital and general corporate purposes. At December 31, 1995 and 1994, the Company had in the aggregate $75.5 million and $32.4 million, respectively, outstanding under the credit facilities.

In December 1993, the Company entered into a domestic $200 million revolving credit facility with several banks. This credit facility replaced a similar facility entered into in July 1989. This new facility was amended in September 1994 to $225 million expiring in September 1999. The facility offers various interest rates at the Company's option based on a percentage of prime or the LIBOR, or other negotiated rates, and is used to support general corporate purposes and the issuance of commercial paper in the United States. At December 31, 1995 and 1994, there was no debt outstanding under the revolving credit facilities.

At December 31, 1995 and 1994, the Company classified $76.5 million and $12.8 million, respectively, of commercial paper, and $75.5 million and $32.4 million, respectively, of borrowings under the revolving credit facilities in Japan as long-term debt because the Company has the ability to refinance these debts on a long-term basis under the terms of the revolving credit facilities. The commercial paper is issued at current market rates and the carrying value approximates the fair value. The medium term note program and credit facilities discussed above provide that the Company will maintain certain financial and operating covenants which include, among other provisions, maintaining minimum debt to capitalization ratios and minimum consolidated net worth. Certain covenants also limit subsidiary debt and restrict dividend payments. The Company was in compliance with these covenants as of December 31, 1995. The Employee Stock Ownership Plan is discussed in Note 10.

In 1995, in conjunction with the issuance of commercial paper, the Company entered into three swap agreements totaling $40 million. The swap agreements terminate at various dates from March 1997 through May 2000. Under the swap agreements the other parties are obligated to pay a floating rate based upon the LIBOR while the Company is obligated to pay fixed rates varying from 6.86% to 7.00%. Any gains or losses incurred as a result of the swap agreements are recorded as interest expense. The Company would be required to pay $1.8 million to terminate the swap agreements based upon their fair value at December 31, 1995. The Company is exposed to credit loss in the event of nonperformance by the other parties to the swaps. Management believes such risk is remote.

The aggregate maturities of long-term debt are $5.0 million in 1996, $24.9 million in 1997, $36.0 million in 1998, $115.0 million in 1999, $3.5 million in 2000 and $87.3 million thereafter. For purposes of summarizing the maturities of long-term debt, the commercial paper outstanding of $76.5 million at December 31, 1995 was treated as maturing in 1999 upon expiration of the current credit facility. Interest incurred of $1.2 million in 1995, $0.3 million in 1994, and $1.3 million in 1993 has been capitalized and included in property, plant and equipment. Noncash additions to capitalized leases and capital lease obligations of $0.2 million in 1995 and $0.4 million in 1994 were recorded on the Company's balance sheet and excluded from the Consolidated Statements of Cash Flows.


                             Note 7:  Income Taxes

The components of earnings before income taxes and minority interest were:

                                                                Year Ended December 31,
In millions                                                1995         1994           1993
--------------------------------------------------------------------------------------------
Earnings from continuing operations before
  income taxes and minority interest
   U.S.                                                   $ 46.5       $ 76.0         $ 62.1
   Non-U.S.                                                 78.7         82.9           81.5
                                                          ------       ------         ------
                                                           125.2        158.9          143.6
Discontinued operations
   Earnings from operations                                  -            -              6.7
   Gain on disposal                                          -            -              0.9
                                                          ------       ------         ------
Earnings before income
  taxes and minority interest                             $125.2       $158.9         $151.2
                                                          ======       ======         ======

The provision for income taxes consists of the following:

                                                      Year Ended December 31,
In millions                                      1995          1994           1993
-----------------------------------------------------------------------------------
Income tax expense (benefit)

   Continuing operations                        $ 51.7        $ 46.2         $ 36.5
   Discontinued operations                         -             -              3.2
                                                ------        ------         ------
                                                $ 51.7        $ 46.2         $ 39.7
                                                ======        ======         ======
   Current
       U.S. federal                             $ 12.3        $ 21.0         $  9.8
       Non-U.S.                                   26.8          18.6           27.6
       U.S. state and Puerto Rico                 11.3           9.5            8.6
                                                ------        ------         ------

       Total current                              50.4          49.1           46.0
                                                ------        ------         ------

   Deferred
       U.S. federal                                1.7          (6.1)          (2.3)
       Non-U.S.                                   (1.8)          3.2           (0.2)
       U.S. state and Puerto Rico                  1.4           -             (3.8)
                                                ------        ------         ------

       Total deferred                              1.3          (2.9)          (6.3)
                                                ------        ------         ------

   Total                                        $ 51.7        $ 46.2         $ 39.7
                                                ======        ======         ======

The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 1995 were $31.0 million and $7.9 million, respectively. The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 1994 were $32.7 million and $7.4 million, respectively. Such amounts are included in other current assets and investments and other assets in the consolidated balance sheets.

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1995, 1994 and 1993 are as follows:


In millions                                        1995         1994          1993
-----------------------------------------------------------------------------------
Deferred tax assets
   Net operating loss carryforwards (foreign)     $ 11.7       $ 12.5        $ 10.3
   Accrued expenses                                 17.1         18.2          21.9
   Foreign tax credit carryforwards                  1.4          1.7          14.5
   Capitalized expenses                             11.9          9.6           7.2
   Pension expense                                   4.9          5.3           4.0
   Medicaid rebates                                  4.7          4.9           4.0
   Postretirement medical benefits                   5.7          5.4           4.3
   Intercompany profit in inventory                  3.6          2.8           4.0
   ALRT contribution                                19.5          -             -
   All other                                        14.5         10.9          11.0
                                                  ------       ------        ------
                                                    95.0         71.3          81.2
     Less: valuation allowance                     (33.9)       (17.9)        (32.6)
                                                  ------       ------        ------
Total deferred tax asset                            61.1         53.4          48.6
                                                  ------       ------        ------

Deferred tax liabilities
   Depreciation                                     10.9         10.7           7.9
   All other                                        11.3          2.6           3.5
                                                  ------       ------        ------
Total deferred tax liabilities                      22.2         13.3          11.4
                                                  ------       ------        ------

Net deferred tax asset                            $ 38.9       $ 40.1        $ 37.2
                                                  ======       ======        ======

The 1995 increase in the valuation allowance relates substantially to the deferred tax asset resulting from the contribution to ALRT. The 1994 decrease in the valuation allowance results from the utilization of foreign tax credit carryforwards and utilization of certain foreign net operating loss benefits.

Based on the Company's current and historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax asset at December 31, 1995. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income, however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

The reconciliations of the U.S. federal statutory tax rate to the combined effective tax rate follow:

                                                           1995      1994      1993
---------------------------------------------------------------------------- -------
Statutory tax rate                                        35.0%      35.0%     35.0%
   State taxes, net of U.S. tax benefit                    1.3        1.4       -
   Ireland and Puerto Rico income                        (13.9)     (12.8)    (13.1)
   U.S. tax effect of foreign earnings
     and dividends, net of foreign tax credits              -         1.9       2.7
   Other credits                                          (0.8)      (2.2)     (4.0)
   Taxes on unremitted earnings of subsidiaries            8.0        2.0       6.6
   Valuation allowance, federal & state,
     on ALRT contribution                                 15.6         -         -
   Other                                                  (3.9)       3.8      (0.9)
                                                        ------     ------    ------
       Effective tax rate                                 41.3%      29.1%     26.3%
                                                        ======     ======    ======

The Company's effective tax rate, exclusive of the impact of the one-time charge to earnings for the contribution to ALRT, would have been 29.5% for 1995. Certain income of subsidiaries operating in Puerto Rico and Ireland is substantially exempt from income taxes. The exemptions reduced expected income taxes and increased net earnings by approximately $17.4 million ($0.27 per share) in 1995, $20.3 million ($0.32 per share) in 1994, and $19.8 million ($0.30 per share) in 1993. The Puerto Rico exemption expires December 31, 2007.

Withholding and U.S. taxes have not been provided on approximately $234.1 million of unremitted earnings of certain non-U.S. subsidiaries because such earnings are or will be reinvested in operations or will be offset by appropriate credits for foreign income taxes paid. Such earnings would become taxable upon the sale or liquidation of these non-U.S. subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability, if any.

The Company and its former parent through July 1989, SmithKline Beckman Corporation (SmithKline), entered into a Tax Agreement, which provides for the allocation of tax liabilities between SmithKline, the Company, and their respective subsidiaries for the period during which SmithKline was the parent of the Company. The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited and settled through the year 1989. The Company is in the process of settling the final audit cycle with SmithKline for the years 1987 - July 1989 pursuant to the Tax Agreement mentioned above. The Company and its consolidated subsidiaries are under examination for the years 1989-1993. The Company believes the additional tax liability, if any, for such years and subsequent years will not have a material effect on the financial position of the Company.

At December 31, 1995, the Company has foreign tax credit carryforwards for federal income tax purposes of approximately $1.4 million which are available to reduce future federal income taxes, if any, through 1999.

At December 31, 1995, the Company has net operating loss carryforwards of certain non-U.S. subsidiaries, with various expiration dates, of approximately $60.2 million.

                         Note 8:  Stockholders' Equity

An analysis of activity in stockholders' equity for the three years ended December 31, 1995 follows:



                                         Common Stock
                                      -----------------     Additional  Unearned                               Treasury Stock
                                                   Par       Paid-In     Compen-    Retained                 ------------------
In millions                           Shares      Value      Capital     sation     Earnings      Other      Shares      Amount
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1992              67.6        $0.7      $225.8      $(31.6)    $320.8       $ 2.0        (0.8)     $(17.9)
Net earnings                                                                         108.9
Translation adjustment                                                                            (7.0)
Dividends ($0.40 per share)                                                          (26.4)
Issuance of shares under
  stock plans                          (0.1)                   (1.3)       (1.3)                               0.3         5.3
Stock options exercised                                        (0.9)                  (0.1)                    0.2         4.7
Purchase of treasury stock                                                                                    (3.2)      (71.0)
Expense of compensation plans                                               3.8
                                       ---------------------------------------------------------------------------------------
Balance December 31, 1993              67.5         0.7       223.6       (29.1)     403.2        (5.0)       (3.5)      (78.9)
Net earnings                                                                         110.7
Translation adjustment                                                                             9.2
Dividends ($0.42 per share)                                                          (26.7)
Issuance of shares under
  stock plans                          (0.1)                   (1.8)       (1.0)      (0.2)                    0.3         4.5
Stock options exercised                                         1.3                   (1.7)                    0.5        12.4
Purchase of treasury stock                                                                                    (1.0)      (21.6)
Expense of compensation plans                                               3.7
                                       ---------------------------------------------------------------------------------------
Balance December 31, 1994              67.4         0.7       223.1       (26.4)     485.3         4.2        (3.7)      (83.6)
Net earnings                                                                          72.5
Translation adjustment                                                                             0.5
Investment market value
  adjustment                                                                                      (0.6)
Additional minimum liability
  for qualified pension plan                                                                      (0.8)
Dividends ($0.47 per share)                                                          (30.2)
Issuance of shares under
  stock plans                          (0.1)                   (1.4)       (2.0)       1.0                     0.2         4.3
Stock options exercised                                         2.4                   (1.2)                    0.7        17.1
Purchase of treasury stock
Expense of compensation plans                                               4.0
                                       ---------------------------------------------------------------------------------------
Balance December 31, 1995              67.3        $0.7      $224.1      $(24.4)    $527.4       $ 3.3        (2.8)     $(62.2)
                                       ====        ====      ======      ======     ======       =====        ====      ======


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


              Note 9:  Employee Retirement And Other Benefit Plans

                                 Pension Plans

The Company sponsors qualified defined benefit pension plans covering substantially all of its employees. In addition, the Company sponsors two supplemental nonqualified plans, covering certain management employees and officers. U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Combined pension expense was $7.4 million in 1995, $9.3 million in 1994 and $7.3 million in 1993.

Components of pension expense under the Company's U.S. and major non-U.S. plans for 1995, 1994 and 1993 were:


In millions                                             1995             1994           1993
---------------------------------------------------------------------------------------------
Service cost                                           $  6.8           $ 7.1           $ 6.2
Interest cost                                             8.2             7.1             6.4
Actual return on assets                                 (12.3)           (0.5)           (4.5)
Net amortization and deferral                             4.7            (4.4)           (0.8)
                                                       ------           -----           -----
Total pension expense                                  $  7.4           $ 9.3           $ 7.3
                                                       ======           =====           =====

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

                                                             1995                             1994
                                                 ----------------------------      --------------------------
In millions                                      Qualified      Non-Qualified      Qualified    Non-Qualified
--------------------------------------------------------------------------------------------------------------
Plan assets at fair market value                  $ 87.4           $  -              $67.8           $  -
                                                  ------           ------            -----           -----

Accumulated benefit obligation
    Vested                                        $ 84.0           $  7.7            $51.5           $ 5.5
    Nonvested                                        6.7              0.1              5.1              -
                                                  ------           ------            -----           -----
                                                    90.7              7.8             56.6             5.5
                                                  ------           ------            -----           -----

Plan assets in excess of (less than)
  accumulated benefit obligations                   (3.3)            (7.8)            11.2            (5.5)

Projected compensation increases                    26.7              3.0             23.4             4.5
                                                  ------           ------            -----           -----

Projected benefit obligation in
  excess of plan assets                             30.0             10.8             12.2            10.0
Unrecognized transition asset                        3.3              -                3.7             -
Unrecognized net loss                              (27.4)            (1.0)            (7.3)           (1.2)
Unrecognized prior service cost                      0.5             (1.9)             0.6            (2.1)
Adjustment to recognize minimum liability            1.4              -                0.2             -
                                                  ------           ------            -----           -----
Accrued pension cost                              $  7.8           $  7.9            $ 9.4           $ 6.7
                                                  ======           ======            =====           =====

The expected long-term rate of return on plan assets ranged from 4% to 9.9% in 1995 and from 5.5% to 10% in 1994. The discount rate used in determining obligations ranged from 3.5% to 8.5% in 1995 and from 5% to 9% in 1994, and the assumed average rate of increase in future compensation levels ranged from 3% to 5% in 1995 and from 3.5% to 6.1% in 1994.


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

The following table sets forth the plan's funded status reconciled with the amount shown in the Company's balance sheet at December 31:


In millions                                                  1995        1994
------------------------------------------------------------------------------
Retirees                                                     $ 2.4       $ 2.6
Fully eligible plan participants                              0 .1         -
Other active plan participants                                10.6         8.1
                                                             -----       -----
Accumulated postretirement benefit obligation                $13.1       $10.7
                                                             =====       =====

Plan assets at fair value                                    $  -        $  -
Accumulated postretirement benefit obligation
  in excess of plan assets                                    13.1        10.7
Unrecognized net income (loss) from past
  experience different from that assumed
  and from changes in assumptions                             (0.4)        0.6
Past service costs                                             1.9         1.9
                                                             -----       -----

Accrued postretirement benefit cost                          $14.6       $13.2
                                                             =====       =====

Net periodic postretirement benefit cost included the following components:


In millions                                                  1995        1994
-----------------------------------------------------------------------------
Service cost - benefits attributed to
  service during the period                                  $ 0.9       $1.5
Interest cost on accumulated
  postretirement benefit obligation                            0.8        1.0
Net amortization and deferral                                 (0.2)       0.1
                                                             -----       ----
Net periodic postretirement benefit cost                     $ 1.5       $2.6
                                                             =====       ====

Cost increases were assumed of 8.5% for the medical plan and 5.5% for the dental plan in 1996. Annual cost increases were assumed to decrease gradually to 4.5% for the medical plan and 4.0% for the dental plan in 2002 and remain level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $3.4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.4 million. The discount rates used in determining the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost were 6.9% and 8.9%, respectively.


                          Savings and Investment Plans

In May 1989, the Company established Savings and Investment Plans, which provide for most U.S. and Puerto Rico employees to become participants upon employment. In general, participants' contributions, up to 5% of compensation, qualify for a 50% Company match. Company contributions are generally used to purchase Allergan common stock. The Company's costs of the Plans were $2.8 million in 1995, $2.7 million in 1994, and $2.9 million in 1993.

    Note 10:  Employee Stock Ownership Plan and Incentive Compensation Plans

In May 1989, the Company established an Employee Stock Ownership Plan (ESOP) for U.S. employees. The ESOP was funded by a $31.7 million loan borrowed by the ESOP in July 1989. The loan is guaranteed by the Company as to payment of principal and interest and, accordingly, the unpaid balance of the loan is included in the Company's financial statements as debt, offset by unearned compensation included in stockholders' equity. The ESOP trust purchased 1,335,000 shares from the Company using the proceeds of the loan. Participants receive an allocation of shares held in the plan based on the amortization schedule of the loan borrowed by the ESOP to purchase the shares, and generally become vested over five years of Company service. Allocated and unallocated shares in the ESOP as of December 31, 1995 and 1994 are:

                                                 Number of Shares
                                             ------------------------
In thousands                                  1995              1994
---------------------------------------------------------------------
Allocated shares                               483                398
Shares committed to be allocated                99                 85
Unallocated shares                             753                852
                                             -----              -----

Total ESOP shares                            1,335              1,335
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

Dividends accrued on unallocated shares held by the ESOP are used to repay the loan and totaled $0.4 million for each of the three years presented. Dividends received on allocated shares held by the ESOP are allocated directly to participants' accounts. Interest incurred on ESOP debt in 1995, 1994 and 1993 was $1.3 million, $1.6 million and $1.7 million, respectively. Compensation expense is recognized based on the amortization of the related loan. Compensation expense for 1995, 1994 and 1993 was $1.9 million, $1.7 million and $1.6 million, respectively.


                          Incentive Compensation Plans

The Company has an incentive compensation plan and a nonemployee director stock plan. The incentive compensation plan provides for the issuance of non-qualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. Options become exercisable 25% per year beginning twelve months after the date of grant. Options generally expire ten years after their original date of grant. As of December 31, 1995, a total of 334,000 shares of restricted stock and options to purchase 4,084,000 shares of common stock were issued and outstanding.

Options granted under the Company's incentive compensation plan provide that an employee holding a stock option may exchange stock which the employee already owns as payment against the exercise of their option. This provision applies to all options outstanding at December 31, 1995.

Under the terms of the nonemployee director stock plan, each eligible director received an initial grant of restricted stock and will receive additional grants upon re-election to the Board. As of December 31, 1995, there were 11,000 shares issued and outstanding. Stock option activity in 1995, 1994 and 1993 under the Company's incentive plan was as follows:

                                                                              Number of Shares
                                                             ---------------------------------------------------
In thousands, except option price data                             1995            1994              1993
----------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                                    4,189             4,137            3,604
Options granted at fair market value                                767               778              858
Options exercised                                                  (747)             (548)            (208)
Options cancelled                                                  (125)             (178)            (117)
                                                                  -----             -----            -----

Outstanding, end of year                                          4,084             4,189            4,137
                                                                  =====             =====            =====

Exercisable, end of year                                          2,384             2,051            2,287
                                                                  =====             =====            =====

Price range of options outstanding, end of year              $13.50 - $29.75   $11.57 - $26.41   $11.57 - $26.41
                                                             ===============   ===============   ===============

Price range of options exercised                             $11.57 - $24.83   $11.85 - $24.83   $11.41 - $24.83
                                                             ===============   ===============   ===============


                    Note 11:  Commitments and Contingencies

The Company leases certain facilities, equipment and automobiles. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rental expense was $13.4 million in 1995, $12.0 million in 1994 and $12.6 million in 1993.

Minimum rentals payable under noncancelable operating leases, net of minimum sublease rentals, as of December 31, 1995, aggregate $40.0 million and for each of the next five years are $12.9 million in 1996, $9.5 million in 1997, $4.4 million in 1998, $3.3 million in 1999, $0.9 million in 2000 and $9.0 million thereafter.

The Company is involved in various litigation and claims arising in the normal course of business. The Company's management believes that recovery or liability with respect to these matters would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Derivative financial instrument arrangements are used to manage well-defined interest rate and foreign currency fluctuation risks. The Company enters into forward exchange contracts to eliminate the impact that exchange rate changes have on certain foreign currency transactions. Actual gains and losses realized on the settlement of the forward exchange contracts are anticipated to be offset by gains and losses on the related foreign currency transactions. At December 31, 1995, the Company had forward exchange contracts outstanding, with maturities not exceeding six months, which require the Company to exchange foreign currencies for $33.2 million which approximates fair value.


                     Note 12:  Business Segment Information

The Company operates primarily in one business segment engaged in the development, manufacture and marketing of a broad range of eye care products that are used to treat diseases of the eye and to correct and enhance vision.

The table to the right represents the Company's business segment information by geographic area.

Geographic Areas

                                                                  For the Year Ended December 31,
In millions                                              1995                  1994                   1993
-----------------------------------------------------------------------------------------------------------
Net sales
   United States                                       $  535.3              $  501.4                $458.8
                                                       --------              --------                ------
   Europe                                                 413.6                 370.1                 340.9
   Other                                                  218.0                 173.1                 142.7
                                                       --------              --------                ------
   Total international                                    631.6                 543.2                 483.6
                                                       --------              --------                ------
   Transfers between areas(a)
      United States                                       (56.6)                (52.2)                (43.7)
      Europe                                              (43.1)                (45.2)                (39.8)
                                                       --------              --------                ------
   Total transfers between areas                          (99.7)                (97.4)                (83.5)
                                                       --------              --------                ------
         Total net sales                               $1,067.2              $  947.2                $858.9
                                                       ========              ========                ======

Operating income
   United States before
     research and development and
     contribution to ALRT                              $  199.2             $   194.1                $180.9
   Research and development expenses(b)                   (92.1)                (93.3)                (87.6)
   Contribution to ALRT                                   (50.0)                  -                     -
                                                       --------              --------                ------
   United States                                           57.1                 100.8                  93.3
                                                       --------              --------                ------
   Europe                                                 117.3                 108.5                  97.9
   Other                                                    2.5                   6.4                  12.3
                                                       --------              --------                ------
   Total international                                    119.8                 114.9                 110.2
                                                       --------              --------                ------
                                                          176.9                 215.7                 203.5
   Corporate expenses                                     (55.6)                (59.1)                (58.9)
                                                       --------              --------                ------
         Total operating income                        $  121.3              $  156.6                $144.6
                                                       ========              ========                ======

Identifiable assets(c)
   United States                                       $  646.8              $  529.7                $482.6
                                                       --------              --------                ------
   Europe                                                 348.6                 301.6                 242.5
   Other                                                  218.6                  97.8                  72.9
                                                       --------              --------                ------
   Total international                                    567.2                 399.4                 315.4
   Corporate                                              102.3                 130.7                 141.8
                                                       --------              --------                ------
         Total assets                                  $1,316.3              $1,059.8                $939.8
                                                       ========              ========                ======

(a) Net sales include both sales to unaffiliated customers and transfers between geographic areas. Transfers between geographic areas are made at terms that allow for a reasonable profit to the seller.

(b) The Company's principal research and development efforts are performed in the United States.

(c) Identifiable assets are those used by the operations in each geographic location. Corporate assets consist of cash, time deposits and short-term investments.


                          Note 13:  Subsequent Events

On January 23, 1996, the Board of Directors declared a cash dividend of $0.12 per share, payable March 8, 1996, to stockholders of record on February 16, 1996.

                          Note 14:  Earnings Per Share

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

The independent auditors, KPMG Peat Marwick LLP, were recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors. KPMG Peat Marwick LLP was engaged to audit the 1995, 1994 and 1993 consolidated financial statements of Allergan, Inc. and subsidiaries and conducted such tests and related procedures as they deemed necessary in conformity with generally accepted auditing standards. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in this Annual Report.


William C. Shepherd
President, Chief Executive Officer, and
  Chairman of the Board of Directors

A. J. Moyer
Corporate Vice President and
  Chief Financial Officer

Dwight J. Yoder
Vice President, Controller and
  Principal Accounting Officer

                          INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors of Allergan, Inc.:

We have audited the accompanying consolidated balance sheets of Allergan, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allergan, Inc. and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.





Costa Mesa, California
January 23, 1996

                         QUARTERLY RESULTS (UNAUDITED)


                                        First           Second            Third           Fourth          Total
In millions, except per share data     Quarter          Quarter(a)       Quarter          Quarter         Year(a)
-----------------------------------------------------------------------------------------------------------------
1995
Net sales                              $228.3           $262.2           $273.6           $303.1         $1,067.2
Gross margin                            157.2            180.5            190.0            211.5            739.2
Operating income (loss)                  28.1            (12.3)            50.1             55.4            121.3
Net earnings (loss)                      21.7            (23.0)            34.2             39.6             72.5
Net earnings (loss) per share            0.34            (0.36)            0.53             0.61             1.12

1994
Net sales                              $210.1           $224.7           $242.2           $270.2           $947.2
Gross margin                            146.6            157.3            167.3            189.4            660.6
Operating income                         33.4             34.3             41.6             47.3            156.6
Net earnings                             22.2             23.5             30.2             34.8            110.7
Net earnings per share                   0.35             0.37             0.47             0.54             1.73


(a) 1995 results for the second quarter and full year include a $50.0 million charge to operating expense for a contribution to Allergan Ligand Retinoid Therapeutics, Inc. Excluding the charge, the following amounts would have been reported:


Operating income                        $28.1            $37.7            $50.1            $55.4           $171.3
Net earnings                             21.7             27.0             34.2             39.6            122.5
Net earnings per share                   0.34             0.42             0.53             0.61             1.90

                            SELECTED FINANCIAL DATA


                                                                      Year Ended December 31,
In millions, except per share data             1995(a)           1994             1993             1992             1991
-------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales                                    $1,067.2           $947.2           $858.9           $830.7           $761.7
Operating costs and expenses:
     Cost of sales                              328.0            286.6            249.6            241.8            212.1
     Selling, general & administrative          451.2            392.5            362.2            362.9            356.2
     Research and development                   116.7            111.5            102.5             89.5             70.4
     Contribution to ALRT                        50.0              -                -                -                -
                                             --------           ------           ------           ------           ------
Operating income                                121.3            156.6            144.6            136.5            123.0
Nonoperating income (expense)                     3.9              2.3             (1.0)            (4.9)            (6.6)
Earnings from continuing
  operations before income taxes and
  minority interest                             125.2            158.9            143.6            131.6            116.4
Earnings from
  continuing operations                          72.5            110.7            104.5             95.8             88.3
Earnings (loss) from
  discontinued operations                         -                -                4.4             10.0           (147.8)
Cumulative effect of
  accounting changes                              -                -                -               (2.2)             -
Net earnings (loss)                              72.5            110.7            108.9            103.6            (59.5)
Earnings per share
  from continuing operations                     1.12             1.73             1.58             1.42             1.31
Earnings (loss) per share
  from discontinued operations                    -                -               0.07             0.14            (2.20)
Cumulative effect per share
  of accounting changes                           -                -                -              (0.03)             -
Net earnings (loss) per share                    1.12             1.73             1.65             1.53            (0.89)
Cash dividends per share                         0.47             0.42             0.40             0.38             0.33

Financial Position

Current assets                               $  522.3         $  485.5           $443.9           $422.8           $448.2
Working capital                                 190.7            161.8            167.5            155.2            179.1
Total assets                                  1,316.3          1,059.8            939.8            885.8            833.6
Long-term debt                                  266.7             83.7            104.6             82.0             97.2
Total stockholders' equity                      668.9            603.3            514.5            499.8            444.9

(a) 1995 results include a $50.0 million charge to operating expense for a contribution to Allergan Ligand Retinoid Therapeutics, Inc. Excluding the charge, operating income was $171.3 million, earnings from continuing operations before income taxes and minority interest were $175.2 million, net earnings were $122.5 million, and earnings per share were $1.90.

                  MARKET PRICES OF COMMON STOCK AND DIVIDENDS



The following table shows the quarterly price range of the common stock and the cash dividends declared per share during the period listed.

                                  1995                                  1994
                      --------------------------             -------------------------
Quarter                 Low       High      Div.              Low       High      Div.
--------------------------------------------------------------------------------------
First                 26 1/4     30 1/4     $.11             20 1/4    25 1/4     $.10
Second                25 3/4     29 7/8     $.12             20        25         $.10
Third                 26 1/8     33 5/8     $.12             21 5/8    28         $.11
Fourth                28 1/2     33 3/4     $.12             24 7/8    30 7/8     $.11

Allergan Common Stock is listed on the New York Stock Exchange and is traded under the symbol "AGN." In newspapers, stock information is frequently listed as "Alergn."

The approximate number of shareholders of record was 14,000 as of January 19, 1996.

For the fourth quarter of 1995, the Board declared a cash dividend of $0.12 per share, payable March 8, 1996 to shareholders of record on February 16, 1996. See Note 6 to the Consolidated Financial Statements relative to restrictions on dividend payments.