Form 10-K, Exhibit 13
period 1996-12-31
ALLERGAN INC
filed 1997-03-28
CIK 850693

                                                                     EXHIBIT 13




                                    Allergan

                               FINANCIAL OVERVIEW


                                              Year Ended December 31,
                                             ------------------------
In millions, except per share data            1996              1995          % Change
--------------------------------------------------------------------------------------
Income Statement Highlights
Net sales                                    $1,147.0         $1,067.2           7%
Net earnings                                     77.1             72.5           6%

Net earnings per share                           1.17             1.12
Dividends per share                              0.49             0.47


Adjusted amounts (1)

Net earnings                                    132.1            122.5           8%
Net earnings per share                           2.00             1.90


(1) The adjusted amounts in 1996 exclude $70.1 million in restructuring charges and $7.4 million in asset write-offs charged to operating expense in 1996. The adjusted amounts in 1995 exclude the $50.0 million contribution to Allergan Ligand Retinoid Therapeutics, Inc. charged to operating expense in 1995.


Net Sales by Product Line

Eye Care
      Pharmaceuticals                       $   425.1        $   415.1           2%
      Surgical                                  184.0            188.7          (2%)
      Optical Lens Care                         406.0            369.8          10%
                                            ---------        ---------
                                              1,015.1            973.6           4%

Skin Care                                        64.7             44.7          45%
Botox                                            67.2             48.9          37%
                                            ---------        ---------

Total Net Sales                             $ 1,147.0        $ 1,067.2           7%
                                            =========        =========

Domestic                                         41.4%            43.6%
International                                    58.6%            56.4%




                                              Year Ended December 31,
                                             ------------------------
                                               1996             1995            % Inc.
                                             -----------------------------------------
Employee Data
Number of employees                           6,124            6,078             1%

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

                          Consolidated Balance Sheets

                      Consolidated Statements of Earnings

                     Consolidated Statements of Cash Flows

                   Notes to Consolidated Financial Statements

                              Report of Management

                          Independent Auditors' Report

                               Quarterly Results

                            Selected Financial Data

                               1996 Annual Report

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR
                 THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1996


This financial review presents the Company's operating results for each of the three years in the period ended December 31, 1996, and its financial condition at December 31, 1996. This review should be read in connection with the information presented in the Consolidated Financial Statements and the related Notes to the Consolidated Financial Statements.

In 1996, the Company entered into two research and development collaboration agreements:

In October 1996, the Company and SUGEN, Inc. entered into an exclusive collaboration to identify compounds for the treatment of ophthalmic diseases utilizing SUGEN's proprietary signal transduction inhibition technology. The Company invested $7 million in SUGEN common stock, and paid SUGEN $2 million in technology fees which were charged to research and development in 1996. In addition, the Company will pay $4.5 million in collaborative research fees over a three year period.

In November 1996, the Company and Cambridge NeuroScience, Inc. entered into a collaboration to develop treatments for glaucoma and other ophthalmic diseases based on ion channel blocking technology. The Company invested $3 million in Cambridge NeuroScience common stock, and will pay Cambridge NeuroScience $3 million for collaborative research over a three year period.

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

In addition, the Company acquired the minority ownership portion of its Santen-Allergan joint venture marketing contact lens care products in Japan in August 1995.

                             RESULTS OF OPERATIONS

                                   Net Sales

Net sales for 1996 were $1.147 billion, which was an increase of $79.8 million or 7% over 1995. Foreign currency fluctuations in 1996 decreased sales by $13.9 million or 2% as compared to average rates in effect through 1995. Excluding the impact of foreign currency fluctuations, sales increased by $93.7 million or 9% over 1995. Sales in 1996 of products of acquired businesses in their first twelve months after acquisition contributed $78.4 million to 1996 sales.

Net sales for 1995 were $1.067 billion, which was an increase of $120 million or 13% over 1994. Foreign currency fluctuations in 1995 increased sales by $33 million or 4% as compared to average rates in effect throughout 1994.
Excluding the impact of foreign currency fluctuations, sales increased by $87 million or 9% over 1994. Sales in 1995 of products of acquired businesses in their first twelve months after acquisition contributed $51.4 million to 1995 sales. On a geographical basis, Company-wide sales in markets outside the United States continue to represent an increasing portion of the Company's sales, growing from 53% in 1994 to 56% in 1995 and 59% in 1996.

The following table sets forth, for the periods indicated, net sales by major product line.

                                                                      Year Ended December 31,
In millions                                               1996                  1995                  1994
----------------------------------------------------------------------------------------------------------
Eye Care
     Pharmaceuticals                                  $   425.1             $   415.1                $390.7
     Surgical                                             184.0                 188.7                 144.3
     Optical Lens Care                                    406.0                 369.8                 339.4
                                                      ---------             ---------                ------
                                                        1,015.1                 973.6                 874.4

Skin Care                                                  64.7                  44.7                  37.3
Botox                                                      67.2                  48.9                  35.5
                                                      ---------             ---------                ------
Total Net Sales                                       $ 1,147.0             $ 1,067.2                $947.2
                                                      =========             =========                ======

Domestic                                                   41.4%                 43.6%                 47.3%
International                                              58.6%                 56.4%                 52.7%

Eye Care pharmaceutical sales include a broad range of products for glaucoma therapy, ocular inflammation, infection, allergy and dry eye. Eye Care pharmaceutical sales increased by 2% in 1996 compared to 1995 and by 6% in 1995 compared to 1994. Sales in international markets increased by $32.9 million or 16% in 1996 compared to 1995, and by $33.7 million or 20% in 1995 compared to 1994. Such increases were the result of increased sales of Frumtost products and growth in other international markets. The 1995 increase included sales of $17.5 million of Frumtost products in the first twelve months after the acquisition. United States sales declined by $22.9 million or 11% in 1996 compared to 1995, and by $9.3 million or 4% in 1995 compared to 1994. The largest sales volume products in this product line are glaucoma therapy products, including Betagan and Propine ophthalmic solutions. Declines in unit volume of Betagan and Propine caused declines in United States sales in 1995 and 1996. Such declines were partially offset by increases in sales of other products in 1995.

Surgical sales represent products for the ophthalmic surgical market, including IOLs, pharmaceuticals and other products related to cataract surgery. Surgical sales decreased 2% in 1996 compared to 1995 and increased 31% in 1995 compared to 1994. Domestic sales decreased by 15% in 1996 and increased by 14% in 1995, while sales in international markets increased by 9% in 1996 and 52% in 1995. During 1996, surgical sales were negatively impacted by the initiation of a limited voluntary recall of certain IOLs in the first quarter. Total IOL unit sales in the U.S. market decreased 5% in 1996 after increasing 26% in 1995. Silicone IOL unit sales in the U.S. market increased by 5% in 1996 and 39% in 1995. Competitive pressures have resulted in declines in average selling prices of IOLs in 1996 in both the United States and international markets. In addition, sales growth in international markets was decreased by 5 percentage points by the impact of foreign currency fluctuations. The Company introduced new silicone IOLs, the SI-30NB in 1993 and SI-40NB in 1995. Continuing market demand for these new products was a significant contributor to sales growth in 1995, particularly in international markets. The Ioptex and OMS businesses contributed $21.6 million to 1995 sales in the first twelve months after their respective acquisitions. Four months of sales of Ioptex products totaling $6.9 million are also included in 1994 results.

Optical Lens Care sales increased by 10% from 1995 to 1996 and by 9% from 1994 to 1995. Domestic sales increased by 13% in 1996 and 4% in 1995. Sales of Barnes Hind products account for most of the increase in United States sales in 1996. In 1994, the Company introduced Complete brand multi-purpose one-bottle lens disinfection system in the United States. Growth in sales of Complete led the increase in the domestic sales in 1995. International lens care product sales increased by 9% in 1996 compared to 1995 and by 11% in 1995 compared to 1994. Sales of Barnes Hind products increased international sales in 1996 by $36.1 million or 13%. This increase was offset by decreases in sales of peroxide based disinfection products. In addition, currency fluctuations had a negative impact on 1996 international sales growth. Excluding currency fluctuations, international sales increased by 11% from 1995 to 1996. The international sales increase in 1995 was primarily the result of continued growth in sales of Complete.

Skin Care sales represent the Company's line of dermatological products. Sales increased by $20 million or 45% in 1996 compared to 1995, and by $7.4 million or 20% in 1995 compared to 1994. Sales in 1996 included a full year of Herald product sales compared to five months sales in 1995. In addition, the Company introduced Azelex (azelaic acid) cream in 1996. Sales of Azelex accounted for the remainder of the increase in sales in 1996. Sales growth in 1995 included $11.5 million of products of the Lorsen and Herald businesses acquired in fiscal 1995. This 1995 increase was offset by an 11% decrease in the base skin care business.

Botox (Botulinum Toxin Type A) purified neurotoxin complex is the Company's product for movement disorders. Botox sales growth was 37% in 1996 and 38% in 1995. Sales growth in both years was the result of increased market penetration in both the U.S. and international markets.

                              Income and Expenses

The following table sets forth the relationship to sales of various income statement items:

                                                                      Year Ended December 31,
                                                          1996                  1995                  1994
----------------------------------------------------------------------------------------------------------
Net sales                                                 100.0%                100.0%                100.0%
Cost of sales                                              33.5                  30.7                  30.3
                                                          -----                 -----                 -----
Gross Margin                                               66.5                  69.3                  69.7
Other operating costs and expenses:
   Selling, general and administrative                     40.5                  42.3                  41.4
   Research and development                                10.3                  10.9                  11.8
   Restructuring charge                                     6.1                   -                     -
   Asset write-offs                                         0.6                   -                     -
   Contribution to ALRT                                     -                     4.7                   -
                                                          -----                 -----                 -----
Operating income                                            8.9                  11.4                  16.5
Nonoperating income (expense)                               0.5                   0.3                   0.3
                                                          -----                 -----                 -----
Earnings before income taxes
  and minority interest                                     9.4                  11.7                  16.8
                                                          =====                 =====                 =====
Net earnings                                                6.7%                  6.8%                 11.7%
                                                          =====                 =====                 =====

                                 Gross Margins

The Company's gross margin percentage decreased by 2.8 percentage points from 69.3% in 1995 to 66.5% in 1996. The decrease in gross margin percentage was primarily the result of the shift in sales mix to include lower margin products of businesses acquired in 1995. In addition, margins declined as global pricing pressures decreased selling prices in 1996. Pricing pressures were the result of competitor actions, governmental cost control measures, and reductions in net realized prices of products sold to managed care organizations. The Company's gross margin percentage decreased by 0.4 percentage points from 69.7% in 1994 to 69.3% in 1995. The decrease in gross margin percentage was primarily the result of shifts in product sales mix.

                      Selling, General and Administrative

Selling, general and administrative expenses as a percentage of net sales decreased in 1996 to 40.5% from 42.3% in 1995 and 41.4% in 1994. The percentage decrease in 1996 was primarily the result of a decrease in product launch expenses and overhead related to acquisitions and a favorable effect of currency changes, offset by an increase in amortization cost of goodwill related to recent acquisitions. In addition, restructuring activities in 1996 reduced the Company's administrative cost structure lowering selling, general and administrative costs in the second half of the year. The increase from 1994 to 1995 is primarily the result of increased spending for product launches, promotion of Complete and overhead related to acquisitions.

                            Research and Development

Research and development expenses increased by 1% in 1996 to $118.3 million compared to $116.7 million in 1995 and $111.5 million in 1994. In addition, in 1995 the Company contributed $50.0 million to Allergan Ligand Retinoid Therapeutics, Inc. (ALRT) to conduct research related to small molecule retinoid products. Beginning in 1995, Allergan research and development costs related to retinoid products were reimbursed by ALRT. Research and development spending in 1995 and 1996 does not include the $50.0 million contribution to ALRT in 1995, or research and development spending by ALRT in 1995 and 1996. The 1996 and 1995 increases in research and development spending are the result of increased spending on selected research opportunities. Research and development expenditures are allocated to each product line, with higher rates of investments allocated to Eye Care pharmaceuticals, Botox and Skin Care.

                                Operating Income

Operating income in 1996 was $102.5 million or 8.9% of sales. Such amount included special charges for restructuring costs of $70.1 million and asset write-offs of $7.4 million. Operating income in 1995 was $121.3 million or 11.4% of sales. The 1995 amount included the special charge for the $50.0 million contribution to ALRT. Excluding the special charges in 1996 and 1995, operating income was $180.0 million or 15.7% of sales in 1996 and $171.3 million or 16.1% of sales in 1995. Operating income, excluding special charges, increased in 1996 as a result of the increase in net sales. The operating income percentage, excluding special charges, declined in 1996 as a result of the decline in gross margin percentage offset by the reduction in selling, general and administrative costs as a percentage of net sales.

Operating income in 1995 of $121.3 million or 11.4% of sales was $35.3 million lower than 1994 operating income of $156.6 million or 16.5% of sales. The decrease in operating income from 1994 to 1995 was primarily the result of the $50.0 million contribution to ALRT. The decline in operating income percentage from 1994 to 1995, excluding the effect of the contribution to ALRT, was the result of the decrease in gross margin percentage and the increase in selling, general and administrative expense as a percent of net sales.

                                  Net Earnings

Net earnings were $77.1 million in 1996 compared to $72.5 million in 1995. The increase in net earnings was primarily the result of the increase in operating income excluding the effect of the special charges in 1996 and 1995. Such increase was offset by the increase in the effect of the special charges in 1996 compared to 1995. Net of income taxes, the restructuring charge in 1996 was $49.7 million and the asset write-offs were $5.3 million. The contribution to ALRT in 1995 reduced net earnings by $50 million.

Net earnings were $72.5 million in 1995 compared to $110.7 million or 11.7% of sales in 1994. Excluding the $50.0 million contribution to ALRT, net earnings were $122.5 million or 11.5% of sales in 1995. The increase in earnings, excluding the contribution to ALRT, was primarily the result of the increase in operating income offset by an increase in income taxes.

Net earnings per common share increased to $1.17 in 1996 from $1.12 in 1995. The 1996 amount was reduced by $0.75 for the after tax effect of the restructuring charge, and by $0.08 for the after tax effect of the asset write-offs. The 1995 amount was reduced by $0.78 for the effect of the contribution to ALRT. Excluding the effect of the special charges for restructuring costs and asset write-offs in 1996 and the contribution to ALRT in 1995, net earnings per common share increased $0.10 or 5% to $2.00 in 1996 from $1.90 in 1995. Excluding the effect of the contribution to ALRT, net earnings per common share increased by $0.17 or 10% from $1.73 in 1994 to $1.90 in 1995.

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

Historically, the Company has generated cash from operations in excess of working capital requirements. The net cash provided by operating activities was $175.2 million in 1996 compared to $76.7 million in 1995. Operating cash flow in 1995 was reduced by the $50.0 million contribution to ALRT. In addition, the Company reduced income taxes payable in 1995 as a result of acceleration of certain tax payments as required by taxation provisions of the new United States GATT legislation enacted in December 1994.

Cash used in investing activities of $74.4 million in 1996 included $23.5 million to acquire software, and $59.7 million of expenditures for plant and equipment more fully described under "Capital Expenditures," below. Such expenditures were partially offset by proceeds from sales of various assets. Cash used in investing activities totaled $277.8 million in 1995. The acquisitions of Lorsen, OMS, Frumtost, and the Herald Pharmacal and Barnes Hind product lines, along with acquisition of the minority ownership portion of the Santen-Allergan joint venture represent $162.0 million of such activities.
Cash utilized for investing activities in 1995 also includes $17.5 million used to prepay product royalties, $30.7 million used primarily to acquire software, and $62.5 million of expenditures for plant and equipment.

Cash used in financing activities was $93.5 million in 1996, composed primarily of $31.5 million for payment of dividends and $100.1 million in net repayments of debt including commercial paper, notes payable and long-term debt. Cash was provided from $18.2 million in proceeds from sales of stock to employees and $19.9 million in long-term borrowings. Net cash provided by financing activities was $175.7 million in 1995. Cash was provided primarily by net borrowings under commercial paper obligations of $64.0 million, and long-term debt borrowings of $129.1 million. The primary financing activity use of cash was $29.9 million in payment of dividends. Net cash used in financing activities was $49.4 million in 1994, composed primarily of $21.6 million for purchases of treasury stock and $26.5 million for payments of dividends.

As of December 31, 1996, the Company had three long-term credit facilities and a medium term note program. The credit facilities allow for borrowings of up to $17.6 million through 1998, $32.5 million through 1999, $250 million through 2001, and $43.9 million through 2003. The note program allows the Company to issue up to $200 million in notes. Borrowings under the credit facilities are subject to certain financial and operating covenants, including a requirement that the Company maintain certain financial ratios and other customary covenants for credit facilities of similar kind. As of December 31, 1996, the Company had $80.3 million in borrowings under two of the credit facilities, $85.0 million under the note program, and commercial paper borrowings of $15.0 million. As of December 31, 1995, the Company had classified $76.5 million of its commercial paper borrowings and the $75.5 million borrowed under the credit facilities as long-term debt based upon the Company's ability to maintain such debt under terms of the credit facilities described above.

A substantial portion of the Company's existing cash and equivalents are held by non-U.S. subsidiaries. These funds are planned to be utilized in the Company's operations outside the United States. Tax costs could be incurred reducing these funds if they were remitted to the United States.

The Company believes that the net cash provided by operating activities, supplemented as necessary with borrowings available under the Company's existing credit facilities, will provide it with sufficient resources to meet current and long-term working capital requirements, debt service and other cash needs.

                              Capital Expenditures

Expenditures for property, plant and equipment totaled $59.7 million for 1996, $62.5 million for 1995 and $58.3 million for 1994. Expenditures for 1996 include expansion of manufacturing facilities and a variety of other projects designed to improve productivity.

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

                         Foreign Currency Fluctuations

Approximately 59% of the Company's revenues in 1996 were derived from operations outside the U.S., and a portion of the Company's international cost structure is denominated in currencies other than the U.S. dollar. As a result, the Company is subject to fluctuations in sales and earnings reported in U.S. dollars as a result of changing currency exchange rates. The Company routinely monitors its transaction exposure to currency rates and implements certain hedging strategies to limit such exposure, as appropriate. The impact of foreign currency fluctuations on the Company's sales has been as follows: a $13.9 million decrease in 1996; a $33.0 million increase in 1995; and a $2.0 million increase in 1994. See Note 1 to the Consolidated Financial Statements.

                           Forward Looking Statements

Any of the above statements that refer to the Company's estimated or anticipated future results are forward looking and reflect the Company's current analysis of existing trends and information. Actual results may differ from current expectations based on a number of factors affecting Allergan's businesses, including competitive conditions and changing market conditions, the timing and uncertainty of results of both research and regulatory processes, and performance, including consumer acceptance of new products, the impact of the Company's previously announced strategic restructuring and the results of geographic expansion efforts. In addition, matters affecting the economy generally, such as currency exchange rates and the state of the economy worldwide, can affect the Company's results. These forward looking statements represent the Company's judgment only as of the date of this Annual Report. Actual results could differ materially, and, as a result, the reader is cautioned not to rely on these forward looking statements. The Company disclaims, however, any intent or obligation to update these forward looking statements.

                          CONSOLIDATED BALANCE SHEETS

                                                                           December 31,
In millions, except share data                                    1996                      1995
------------------------------------------------------------------------------------------------
Assets
Current assets
   Cash and equivalents                                      $   112.0                 $   102.3
   Trade receivables, net                                        242.5                     205.7
   Inventories                                                   130.1                     120.8
   Other current assets                                          115.1                      93.5
                                                             ---------                 ---------
       Total current assets                                      599.7                     522.3
Investments and other assets                                     163.0                     160.8
Property, plant and equipment, net                               348.5                     357.5
Goodwill and intangibles, net                                    238.6                     275.7
                                                             ---------                 ---------
       Total assets                                          $ 1,349.8                 $ 1,316.3
                                                             =========                 =========

Liabilities and Stockholders' Equity
Current liabilities
   Notes payable                                             $    66.6                 $    58.5
   Accounts payable                                               75.4                      58.7
   Accrued compensation                                           41.7                      42.5
   Other accrued expenses                                        144.4                     130.6
   Income taxes                                                   47.2                      41.3
                                                             ---------                 ---------
       Total current liabilities                                 375.3                     331.6
Long-term debt                                                   170.0                     266.7
Other liabilities                                                 54.1                      49.1

Commitments and contingencies

Minority interest                                                  0.6                      -

Stockholders' equity
   Preferred stock, $.01 par value; authorized
   5,000,000 shares; none issued                                   -                        -
   Common stock, $.01 par value; authorized
   150,000,000 shares; issued 67,244,000
   and 67,319,000 shares                                           0.7                       0.7
   Additional paid-in capital                                    205.6                     199.7
   Foreign currency translation adjustment                         4.0                       4.7
   Other                                                           3.1                      (1.4)
   Retained earnings                                             574.8                     527.4
                                                             ---------                 ---------
                                                                 788.2                     731.1
   Less treasury stock, at cost
     (1,731,000 and 2,786,000 shares)                            (38.4)                    (62.2)
                                                             ---------                 ---------

       Total stockholders' equity                                749.8                     668.9
                                                             ---------                 ---------
       Total liabilities and stockholders' equity            $ 1,349.8                 $ 1,316.3
                                                             =========                 =========

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                      Year Ended December 31,
In millions, except per share data                        1996                  1995                  1994
----------------------------------------------------------------------------------------------------------
Net sales                                              $1,147.0              $1,067.2                $947.2

Operating costs and expenses
   Cost of sales                                          384.7                 328.0                 286.6
   Selling, general and administrative                    464.0                 451.2                 392.5
   Research and development                               118.3                 116.7                 111.5
   Restructuring charge                                    70.1                   -                     -
   Asset write-offs                                         7.4                   -                     -
   Contribution to ALRT                                     -                    50.0                   -
                                                       --------              --------                ------
                                                        1,044.5                 945.9                 790.6
                                                       --------              --------                ------

Operating income                                          102.5                 121.3                 156.6

Nonoperating income (expense)
   Interest income                                         13.1                  10.0                   8.2
   Interest expense                                       (12.5)                (13.9)                (11.0)
   Other, net                                               4.9                   7.8                   5.1
                                                       --------              --------                ------
                                                            5.5                   3.9                   2.3
                                                       --------              --------                ------

Earnings before income taxes and minority interest        108.0                 125.2                 158.9
Provision for income taxes                                 31.3                  51.7                  46.2
Minority interest                                          (0.4)                  1.0                   2.0
                                                       --------              --------                ------

Net earnings                                           $   77.1              $   72.5                $110.7
                                                       ========              ========                ======

Net earnings per common share                          $   1.17              $   1.12                $ 1.73
                                                       ========              ========                ======

Weighted average common shares
  outstanding                                             65.9                   64.8                  63.9
                                                       ========              ========                ======

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Year Ended December 31,
In millions                                               1996                  1995                  1994
----------------------------------------------------------------------------------------------------------
Cash flows provided by operating activities
Net earnings                                             $ 77.1                $ 72.5                $110.7
Non-cash items included in net earnings
   Depreciation and amortization                           72.9                  60.5                  52.3
   Amortization of prepaid royalties                        7.4                   8.2                   5.5
   Deferred income taxes                                   (8.1)                  1.3                  (2.9)
   Loss on sale of assets                                   4.1                   0.1                   3.7
   Expense of compensation plans                            5.5                   2.5                   1.8
   Minority interest                                       (0.4)                  1.0                   2.0
   Restructuring charge                                    70.1                   -                     -
   Asset write-offs                                         7.4                   -                     -
Changes in assets and liabilities
   Trade receivables                                      (45.3)                (14.9)                (25.8)
   Inventories                                            (15.0)                 (6.3)                  2.7
   Accounts payable                                        19.6                  (4.6)                 (0.5)
   Income taxes                                            16.5                 (28.9)                 20.6
   Accrued liabilities                                    (28.0)                  1.3                  10.6
   Other                                                   (8.6)                (16.0)                (14.3)
                                                         ------                ------                ------
      Net cash provided by operating activities           175.2                  76.7                 166.4
                                                         ------                ------                ------

Cash flows from investing activities
Additions to property, plant and equipment                (59.7)                (62.5)                (58.3)
Disposals                                                   7.2                   0.9                   1.5
Investment in Ligand Pharmaceuticals                        -                    (6.0)                  -
Prepayment of royalties                                     -                   (17.5)                (35.5)
Acquisitions of businesses, net of cash acquired            -                  (162.0)                (17.5)
Other                                                     (21.9)                (30.7)                (25.3)
                                                         ------                ------                ------
      Net cash used in investing activities               (74.4)               (277.8)               (135.1)
                                                         ------                ------                ------

Cash flows from financing activities
Dividends to stockholders                                 (31.5)                (29.9)                (26.5)
Increase (decrease) in notes payable                      (12.3)                  8.1                   8.4
Sale of stock to employees                                 18.2                  15.4                  10.3
Net borrowings (repayments) under commercial
  paper obligations                                       (76.5)                 64.0                 (60.1)
Long-term debt borrowings                                  19.9                 129.1                  42.4
Repayments of long-term debt                              (11.3)                (11.0)                 (2.3)
Payments to acquire treasury stock                          -                     -                   (21.6)
                                                         ------                ------                ------
      Net cash provided by (used in) financing activities (93.5)                175.7                 (49.4)
Effect of exchange rates on cash and equivalents            2.4                  (3.0)                  7.0
                                                         ------                ------                ------
Net increase (decrease) in cash and equivalents             9.7                 (28.4)                (11.1)
                                                                                                        -
Cash and equivalents at beginning of year                 102.3                 130.7                 141.8
                                                         ------                ------                ------
Cash and equivalents at end of year                      $112.0                $102.3                $130.7
                                                         ======                ======                ======

Supplemental disclosure of cash flow information
Cash paid during the year for
   Interest (net of amount capitalized)                 $  16.2               $  13.8               $  10.1
                                                        =======               =======               =======
   Income taxes                                         $  28.6               $  70.4               $  29.7
                                                        =======               =======               =======

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

                                Use of Estimates

The financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

                          Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are generally determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity. Gains and losses resulting from foreign currency transactions and translation adjustments relating to foreign entities deemed to be operating in U.S. dollar functional currency in highly inflationary economies are included in earnings. Foreign currency transaction and translation losses totaled $3.3 million in 1996, $1.8 million in 1995, and $2.0 million in 1994.

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

Goodwill represents the excess of acquisition costs over the fair value of net assets of purchased businesses and is being amortized on a straight-line basis over periods from 7 to 30 years. Intangibles include patents, licensing agreements and marketing rights which are being amortized over their estimated useful lives. Amortization expense was $21.6 million in 1996, $14.3 million in 1995, and $10.2 million in 1994.

Long-lived assets and certain identifiable intangibles are reviewed for impairment in value based upon undiscounted future cash flows, and appropriate losses are recognized, whenever the carrying amount of an asset may not be recovered.

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

The cost of the acquisitions totaled $17.5 million in 1994 and $149.8 million in 1995. The acquisitions were accounted for using the purchase method. Goodwill related to the acquisitions of $9.6 million in 1994 and $139.6 million in 1995 is being amortized over periods of 7 to 30 years. Results of operations of each of the acquisitions have been included in the Company's income statements since their respective dates of acquisition. On the basis of an unaudited pro forma consolidation of the results of operations as if the acquisitions had taken place at the beginning of 1994, the following amounts would have been reported:

in millions                                     1995                     1994
-----------------------------------------------------------------------------
Net sales                                    $1,148.5                 $1,067.7
Net earnings                                     73.0                    114.3
Net earnings per common share                   $1.13                    $1.79

The unaudited pro forma results of operations are not necessarily indicative of the results of operations that would have occurred had the acquisitions occurred at the beginning of 1994, or of future results of operations.

In addition to the acquisitions discussed above, the Company acquired the minority ownership of the Santen-Allergan joint venture for $25.7 million in August 1995.

                            Note 3:  Special Charges

During 1996, the Company recorded a $70.1 million restructuring charge, $49.7 million after taxes. The restructuring charge related to a comprehensive program to streamline operations and reduce costs through management restructuring and facilities consolidation resulting in a workforce reduction of approximately 500 people. The restructuring charge consisted of $34.0 million of employee severance costs, $29.6 million of facility consolidation costs and $6.5 million of other costs. During 1996, $9.9 million was paid to approximately 300 terminated employees and $26.5 million was paid for facility consolidation and other costs.

The Company also recorded $7.4 million in asset write-offs, $5.3 million after taxes, in 1996. The asset write-offs related to computer hardware and software and certain intangible assets.

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

          Note 4:  Composition of Certain Financial Statement Captions

                                                                           December 31,
In millions                                                       1996                      1995
------------------------------------------------------------------------------------------------
Trade receivables, net
   Trade receivables                                            $250.0                    $211.9
   Less allowance for doubtful accounts                            7.5                      6 .2
                                                                ------                    ------
                                                                $242.5                    $205.7
                                                                ======                    ======
Inventories
   Finished products                                           $  87.5                  $  83 .0
   Work in process                                                11.1                      11.3
   Raw materials                                                  31.5                      26.5
                                                                ------                    ------
                                                                $130.1                    $120.8
                                                                ======                    ======

Other current assets
   Prepaid expenses                                            $  42.3                  $  38 .1
   Deferred taxes                                                 41.7                      31.0
   Other                                                          31.1                      24.4
                                                                ------                    ------
                                                                $115.1                  $  93 .5
                                                                ======                  ========

Property, plant and equipment, net
   Land                                                        $  14.7                  $  20 .3
   Buildings                                                     275.0                    277 .5
   Machinery and equipment                                       289.1                    280 .8
                                                                ------                    ------
                                                                 578.8                    578 .6
   Less accumulated depreciation                                 230.3                    221 .1
                                                                ------                    ------
                                                                $348.5                    $357.5
                                                                ======                    ======

Goodwill and intangibles, net
   Goodwill                                                     $297.1                    $308.7
   Intangibles                                                    36.0                      39.4
                                                                ------                    ------
                                                                 333.1                    348 .1
   Less accumulated amortization                                  94.5                      72.4
                                                                ------                    ------
                                                                $238.6                    $275.7
                                                                ======                    ======

                   Note 5:  Notes Payable and Long-Term Debt

                                              1996
                                            Average
                                           Effective
                                            Interest                       December 31,
In millions                                   Rate                1996                      1995
------------------------------------------------------------------------------------------------
Notes payable
    Bank loans                                6.47%           $   26.7                 $   23 .5
    Commercial paper                          6.86%               15.0                      30.0
    Current maturities of long-term debt                          24.9                      5 .0
                                                              --------                 ---------
      Total notes payable                                     $   66.6                 $   58 .5
                                                              ========                 =========

Long-term debt
    5.91% - 6.92% medium term notes
       due from 1997-2002                     6.50%           $   85.0                 $   85 .0
    Yen denominated notes
       due from 1998-2003                     1.57%               80.3                      75.5
    Commercial paper                                               -                        76.5
    ESOP loan due 2003                        4.73%               18.2                      20.4
    Capitalized leases                                             7.3                      8 .2
    Other                                                          4.1                      6 .1
                                                              --------                 ---------
                                                                 194.9                    271 .7
      Less current maturities                                     24.9                      5 .0
                                                              --------                 ---------
      Total long-term debt                                    $  170.0                 $  266 .7
                                                              ========                 =========


At December 31, 1996 and 1995, the Company had $250 million and $225 million, respectively, of domestic unused committed lines of credit which support general corporate purposes and domestic commercial paper borrowing arrangements. In addition, the Company had foreign unused committed lines of credit of approximately $16.3 million in 1996 and $25.8 million in 1995.

At December 31, 1995, $76.5 million of commercial paper and $75.5 million of borrowings under revolving credit facilities were classified as long-term debt because the Company had the ability to refinance these debts on a long term basis under terms of unused committed lines of credit.

The credit facilities and medium term note program entered into by the Company provide that the Company will maintain certain financial and operating covenants which include, among other provisions, maintaining minimum debt to capitalization ratios and minimum consolidated net worth. Certain covenants also limit subsidiary debt and restrict dividend payments. The Company was in compliance with these covenants as of December 31, 1996. The Employee Stock Ownership Plan is discussed in Note 9.

In 1995, in conjunction with the issuance of commercial paper, the Company entered into three swap agreements totaling $40 million. The swap agreements terminate at various dates from March 1997 through May 2000. Under the swap agreements the other parties are obligated to pay a floating rate based upon LIBOR while the Company is obligated to pay fixed rates varying from 6.86% to 7.00%. Any gains or losses incurred as a result of the swap agreements are recorded as interest expense. The Company would be required to pay $0.8 million to terminate the swap agreements based upon their fair value at December 31, 1996. The Company is exposed to credit loss in the event of nonperformance by the other parties to the swaps. Management believes such risk is remote.

The aggregate maturities of long-term debt for each of the next five years are as follows: 1997, $24.9 million; 1998, $36.6 million; 1999, $3.2 million;
2000, $61.8 million; and 2001, $17.7 million; and $50.7 million thereafter. Interest incurred of $1.0 million in 1996, $1.2 million in 1995 and $0.3 million in 1994 has been capitalized and included in property, plant and equipment. Noncash additions to capitalized leases and capital lease obligations of $0.8 million in 1996 and $0.2 million in 1995 were recorded on the Company''s balance sheet and excluded from the Consolidated Statements of Cash Flows.

                             Note 6:  Income Taxes

The components of earnings before income taxes and minority interest were:

                                                                     Year Ended December 31,
In millions                                               1996                  1995                  1994
----------------------------------------------------------------------------------------------------------
Earnings before income taxes
  and minority interest
   U.S.                                                  $  31.9              $  46.5               $  76.0
   Non-U.S.                                                 76.1                 78.7                  82.9
                                                         -------              -------               -------
Earnings before income
  taxes and minority interest                             $108.0               $125.2                $158.9
                                                          ======               ======                ======

The provision for income taxes consists of the following:

                                                                     Year Ended December 31,
In millions                                               1996                  1995                  1994
----------------------------------------------------------------------------------------------------------
Income tax expense (benefit)
   Current
       U.S. federal                                     $    9.9              $  12.3               $  21.0
       Non-U.S.                                             22.7                 26.8                  18.6
       U.S. state and Puerto Rico                            6.8                 11.3                   9.5
                                                        --------              -------               -------

       Total current                                        39.4                 50.4                  49.1
                                                       ---------             --------              --------

   Deferred
       U.S. federal                                        (11.5)                 1.7                  (6.1)
       Non-U.S.                                              5.9                 (1.8)                  3.2
       U.S. state and Puerto Rico                           (2.5)                 1.4                   -
                                                        --------              -------               -------

       Total deferred                                       (8.1)                 1.3                  (2.9)
                                                        --------              -------               -------

   Total                                                $   31.3              $  51.7               $  46.2
                                                        ========              =======               =======


The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 1996 were $41.7 million and $5.3 million, respectively. The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 1995 were $31.0 million and $7.9 million, respectively. Such amounts are included in other current assets and investments and other assets in the consolidated balance sheets.

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1996, 1995 and 1994 are as follows:

In millions                                                1996                  1995                1994
---------------------------------------------------------------------------------------------------------
Deferred tax assets
   Net operating loss carryforwards (foreign)            $ 13.0                $ 11.7              $ 12.5
   Accrued expenses                                        16.0                  17.1                18.2
   Foreign tax credit carryforwards                         2.0                   1.4                 1.7
   Capitalized expenses                                    13.4                  11.9                 9.6
   Pension expense                                          7.4                   4.9                 5.3
   Medicaid rebates                                         4.9                   4.7                 4.9
   Postretirement medical benefits                          6.1                   5.7                 5.4
   Intercompany profit in inventory                         7.0                   3.6                 2.8
   ALRT contribution                                       19.5                  19.5                 -
   All other                                               24.8                  14.5                10.9
                                                         ------                ------              ------
                                                          114.1                  95.0                71.3
     Less: valuation allowance                            (35.8)                (33.9)              (17.9)
                                                         ------                ------              ------
Total deferred tax asset                                   78.3                  61.1                53.4
                                                         ------                ------              ------

Deferred tax liabilities
   Depreciation                                            13.4                  10.9                10.7
   All other                                               17.9                  11.3                 2.6
                                                         ------                ------              ------
Total deferred tax liabilities                             31.3                  22.2                13.3
                                                         ------                ------              ------

Net deferred tax asset                                   $ 47.0                $ 38.9              $ 40.1
                                                         ======                ======              ======

The 1996 increase of $1.9 million in the valuation allowance relates substantially to increased future net operating loss benefits in foreign jurisdictions. The 1995 increase of $16.0 million in the valuation allowance relates substantially to the deferred tax asset resulting from the contribution to ALRT.

Based on the Company's current and historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax asset at December 31, 1996. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income, however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

The reconciliations of the U.S. federal statutory tax rate to the combined effective tax rate follow:

                                                           1996                   1995                1994
----------------------------------------------------------------------------------------------------------
Statutory tax rate                                        35.0%                  35.0%               35.0%
   State taxes, net of U.S.
           tax benefit                                    (0.7)                   1.3                 1.4
   Ireland and Puerto Rico
           income                                       (13 .7)                 (13.9)              (12.8)
   U.S. tax effect of foreign earnings
           and dividends, net of foreign tax credits      5 .4                    -                   1.9
   Other credits                                          (0.5)                  (0.8)               (2.2)
   Taxes on unremitted earnings of subsidiaries           7 .8                    8.0                 2.0
   Valuation allowance, federal & state,
         on ALRT contribution                             -                      15.6                 -
   Other                                                 (4 .3)                  (3.9)                3.8
                                                        ------                -------              ------
       Effective tax rate                                 29.0%                  41.3%               29.1%
                                                        ======                 ======              ======

The Company's effective tax rate, exclusive of the impact of the one-time charge to earnings for the contribution to ALRT, would have been 29.5% for 1995. Certain income of subsidiaries operating in Puerto Rico and Ireland is substantially exempt from income taxes. The exemptions reduced expected income taxes and increased net earnings by approximately $14.8 million ($0.22 per share) in 1996, $17.4 million ($0.27 per share) in 1995, and $20.3 million ($0.32 per share) in 1994. The Puerto Rico exemption expires December 31, 2007.

Withholding and U.S. taxes have not been provided on approximately $264.6 million of unremitted earnings of certain non-U.S. subsidiaries because such earnings are or will be reinvested in operations or will be offset by appropriate credits for foreign income taxes paid. Such earnings would become taxable upon the sale or liquidation of these non-U.S. subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability, if any.

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited and settled through the year 1990. The Company and its consolidated subsidiaries are under examination for the years 1991-1993. The Company believes the additional tax liability, if any, for such years and subsequent years will not have a material effect on the financial position of the Company.

At December 31, 1996, the Company has foreign tax credit carryforwards for federal income tax purposes of approximately $2.0 million which are available to reduce future federal income taxes, if any, through 2000.

At December 31, 1996, the Company has net operating loss carryforwards of certain non-U.S. subsidiaries, with various expiration dates, of approximately $70.1 million.

                         Note 7:  Stockholders' Equity

An analysis of activity in stockholders' equity for the three years ended December 31, 1996 follows:



                                         Common Stock
                                     -------------------    Additional   Unearned                               Treasury Stock
                                                   Par       Paid-In     Compen-               Retained      --------------------
In millions                           Shares      Value      Capital     sation       Other    Earnings      Shares      Amount
---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993              67.5        $0.7      $223.6      $(29.1)     $(5.0)     $403.2        (3.5)     $(78.9)
Net earnings                                                                                     110.7
Translation adjustment                                                                 9.2
Dividends ($0.42 per share)                                                                      (26.7)
Stock options exercised                                         1.3                               (1.7)        0.5        12.4
Activity under other
  stock plans                          (0.1)                   (1.8)       (1.0)                  (0.2)        0.3         4.5
Purchase of treasury stock                                                                                    (1.0)      (21.6)
Expense of compensation plans                                              3 .7
                                    --------------------------------------------------------------------------------------------
Balance December 31, 1994              67.4         0.7       223.1      (26 .4)       4.2       485.3        (3.7)      (83.6)
Net earnings                                                                                      72.5
Translation adjustment                                                                 0.5
Investment market value
  adjustment                                                                          (0.6)
Additional minimum liability
  for qualified pension plan                                                          (0.8)
Dividends ($0.47 per share)                                                                      (30.2)
Stock options exercised                                         2.4                               (1.2)        0.7        17.1
Activity under other
  stock plans                          (0.1)                   (1.4)       (2.0)                   1.0         0.2         4.3
Expense of compensation plans                                              4 .0
                                    --------------------------------------------------------------------------------------------
Balance December 31, 1995              67.3         0.7       224.1      (24 .4)       3.3       527.4        (2.8)      (62.2)
Net earnings                                                                                      77.1
Translation adjustment                                                                (0.7)
Investment market value
  adjustment                                                                           3.7
Adjust minimum liability
  for qualified pension plan                                                           0.8
Dividends ($0.49 per share)                                                                      (31.9)
Stock options exercised                                         5.7                               (0.2)        0.9        19.7
Activity under other
  stock plans                          (0.1)                   (2.1)       (1.5)                   2.4         0.2         4.1
Expense of compensation plans                                              3 .8
                                    --------------------------------------------------------------------------------------------
Balance December 31, 1996              67.2        $0.7      $227.7      $(22.1)      $7.1      $574.8        (1.7)     $(38.4)
                                       ====        ====      ======      ======       ====      ======         ===      ======


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

Pursuant to the Amendment, the Rights will expire on the date of the Annual Meeting of stockholders in 1997 unless extended by approval of the stockholders at that meeting.

              Note 8:  Employee Retirement And Other Benefit Plans

                                 Pension Plans

The Company sponsors qualified defined benefit pension plans covering substantially all of its employees. In addition, the Company sponsors two supplemental nonqualified plans, covering certain management employees and officers. U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Combined pension expense was $12.7 million in 1996, $7.4 million in 1995 and $9.3 million in 1994.

Components of pension expense under the Company's U.S. and major non-U.S. plans for 1996, 1995 and 1994 were:

                                                                 Year ended December 31,
In millions                                               1996             1995             1994
------------------------------------------------------------------------------------------------
Service cost                                          $   8 .8         $   6 .8           $ 7 .1
Interest cost                                             9 .8             8 .2             7 .1
Actual return on assets                                   (9.1)          (12 .3)            (0.5)
Net amortization and deferral                             3 .2             4 .7             (4.4)
                                                       -------         --------           ------
Total pension expense                                  $ 12 .7         $   7 .4           $ 9 .3
                                                       =======         ========           ======


The Company's funding policy for its U.S. qualified plan is to provide currently for accumulated benefits, subject to federal regulations. Plan assets of the qualified plan consist primarily of fixed income and equity securities. Benefits for the nonqualified plans are paid as they come due. Funded status of the Company's U.S. and major non-U.S. plans' pension liabilities and assets at December 31 are presented on the next page.

                                                                         December 31,
                                                            1996                            1995
                                                            ----                            ----
In millions                                      Qualified       Non-Qualified     Qualified      Non-Qualified
---------------------------------------------------------------------------------------------------------------
Plan assets at fair market value                  $101.4           $   -            $ 87.4           $   -
                                                  ------           ------           ------           ------

Accumulated benefit obligation
    Vested                                        $ 83.9           $  8.5           $ 84.0           $  7.7
    Nonvested                                        7.4              0.2              6.7              0.1
                                                  ------           ------           ------           ------
                                                    91.3              8.7             90.7              7.8
                                                  ------           ------           ------           ------

Plan assets in excess of (less than)
  accumulated benefit obligations                   10.1             (8.7)            (3.3)            (7.8)

Projected compensation increases                    33.3              5.0             26.7              3.0
                                                  ------           ------           ------           ------

Projected benefit obligation in
  excess of plan assets                             23.2             13.7             30.0             10.8
Unrecognized transition asset                        2.8              -                3.3              -
Unrecognized net loss                              (13.5)            (2.6)           (27.4)            (1.0)
Unrecognized prior service cost                      0.3             (1.7)             0.5             (1.9)
Adjustment to recognize minimum liability            -                -                1.4              -
                                                  ------           ------           ------           ------
Accrued pension cost                              $ 12.8           $  9.4           $  7.8           $  7.9
                                                  ======           ======           ======           ======

The expected long-term rate of return on plan assets ranged from 3.5% to 9.5% in 1996 and from 4% to 9.9% in 1995. The discount rate used in determining obligations ranged from 3.5% to 8% in 1996 and from 3.5% to 8.5% in 1995, and the assumed average rate of increase in future compensation levels ranged from 3% to 5.2% in 1996 and from 3% to 5% in 1995.

                            Postretirement Benefits

The Company has one retiree health plan that covers United States retirees and dependents. Retiree contributions are required depending on the year of retirement and the number of years of service at the time of retirement. Disbursements exceed retiree contributions and the plan currently has no assets. The accounting for the health care plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's past practice and management's intent to manage plan costs. The Company's history of retiree medical plan modifications indicates a consistent approach to increasing the cost sharing provisions of the plan.

The following table sets forth the plan's funded status reconciled with the amount shown in the Company's balance sheet at December 31:

                                                                                                December 31,
In millions                                                                                 1996             1995
-----------------------------------------------------------------------------------------------------------------
Retirees                                                                                  $  2.2           $  2.4
Fully eligible plan participants                                                             0.1              0.1
Other active plan participants                                                               6.9             10.6
                                                                                          ------           ------
Accumulated postretirement benefit obligation                                             $  9.2            $13.1
                                                                                          ======           ======

Plan assets at fair value                                                                 $   -            $   -
Accumulated postretirement benefit obligation in excess of plan assets                       9.2             13.1
Unrecognized net income (loss) from past experience different from that assumed
      and from changes in assumptions                                                        4.8             (0.4)
Past service costs                                                                           1.8              1.9
                                                                                          ------           ------

Accrued postretirement benefit cost                                                        $15.8            $14.6
                                                                                          ======           ======


Net periodic postretirement benefit cost included the following components:

                                                                                          Year ended December 31,
In millions                                                                                 1996             1995
-----------------------------------------------------------------------------------------------------------------
Service cost - benefits attributed to service during the period                           $  0.9           $  0.9
Interest cost on accumulated postretirement benefit obligation                               0.7              0.8
Net amortization and deferral                                                               (0.2)            (0.2)
                                                                                        --------         --------
Net periodic postretirement benefit cost                                                  $  1.4           $  1.5
                                                                                          ======           ======

Cost increases of 7.5% were assumed for the indemnity medical plan and 0.0% for the HMO medical plan in 1997. Annual cost increases were assumed to decrease or increase gradually to 5.0% for the medical plans by 2002 and remain level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $1.9 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.4 million. The discount rates used in determining the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost were 8.0% and 6.9%, respectively.

                          Savings and Investment Plans

In May 1989, the Company established Savings and Investment Plans, which provide for all U.S. and Puerto Rico employees to become participants upon employment. In general, participants' contributions, up to 5% of compensation, qualify for a 50% Company match. Company contributions are generally used to purchase Allergan common stock. The Company's costs of the Plans were $3.1 million in 1996, $2.8 million in 1995, and $2.7 million in 1994.

         Note 9:  Employee Stock Ownership Plan and Incentive Compensation Plans

                         Employee Stock Ownership Plan

In May 1989, the Company established an Employee Stock Ownership Plan (ESOP) for U.S. employees. The ESOP was funded by a $31.7 million loan borrowed by the ESOP in July 1989. The loan is guaranteed by the Company as to payment of principal and interest and, accordingly, the unpaid balance of the loan is included in the Company's financial statements as debt, offset by unearned compensation included in stockholders' equity. The ESOP trust purchased 1,335,000 shares from the Company using the proceeds of the loan. Participants receive an allocation of shares held in the plan based on the amortization schedule of the loan borrowed by the ESOP to purchase the shares, and generally become vested over five years of Company service. Allocated shares are divided among participants based on relative compensation. Allocated and unallocated shares in the ESOP as of December 31, 1996 and 1995 are:

                                                                                Number of Shares
                                                                        --------------------------------
In thousands                                                                 1996               1995
--------------------------------------------------------------------------------------------------------
Allocated shares                                                              582                483
Shares committed to be allocated                                               99                 99
Unallocated shares                                                            654                753
                                                                           ------             ------

Total ESOP shares                                                           1,335              1,335
                                                                            =====              =====

The loan has a fifteen year maturity, with quarterly principal and interest payments. Under the current repayment plan, the loan will be repaid in October 2003. Interest rates are determined at the Company's option based upon a percent of prime or the LIBOR and the Company's consolidated debt to capitalization ratio. The Company has entered into an interest rate swap agreement, maturing in 1999, to reduce the impact that interest rate changes have on the loan. This agreement effectively fixes the interest rate on $10.0 million of the loan at 4.75%. Any gains or losses incurred as a result of the swap agreement are recorded as interest expense. The Company would receive $0.1 million to terminate the swap agreement based on its fair value at December 31, 1996. The Company is exposed to credit loss in the event of nonperformance by the other party to the swap. Management believes such risk is remote.

Dividends accrued on unallocated shares held by the ESOP are used to repay the loan and totaled $0.4 million for each of the three years presented. Dividends received on allocated shares held by the ESOP are allocated directly to participants' accounts. Interest incurred on ESOP debt in 1996, 1995 and 1994 was $1.2 million, $1.3 million, and $1.6 million, respectively. Compensation expense is recognized based on the amortization of the related loan. Compensation expense for 1996, 1995 and 1994 was $1.9 million, $1.9 million, and $1.7 million, respectively.

                          Incentive Compensation Plans

The Company has an incentive compensation plan and a nonemployee director stock plan. The incentive compensation plan provides for the granting of non-qualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. As of December 31, 1996, an aggregate of 5,878,000 shares of stock have been authorized for issuance under the incentive compensation plan and 50,000 shares have been authorized for issuance under the nonemployee director stock plan.

Options become exercisable 25% per year beginning twelve months after the date of grant. Options generally expire ten years after their original date of grant. Options granted under the Company's incentive compensation plan provide that an employee holding a stock option may exchange stock which the employee already owns as payment against the exercise of their option. This provision applies to all options outstanding at December 31, 1996.

Stock option activity under the Company's incentive compensation plan was as follows:

                                                   1996                          1995                          1994
                                           -----------------------      -------------------------     ------------------------
                                                         Weighted                      Weighted                      Weighted
                                            Number       Average         Number         Average        Number         Average
                                              of         Exercise           of         Exercise          of          Exercise
In thousands, except option price data      Shares        Price          Shares          Price         Shares          Price
--------------------------------------      ------        -----          ------          -----         ------          -----
Outstanding, beginning of year              4,084         $22.55          4,189         $21.35         4,137          $21.20
Options granted                               870          35.13            767          27.68           778           21.06
Options exercised                            (866)         22.54           (747)         21.02          (548)          19.54
Options cancelled                            (110)         27.05           (125)         23.20          (178)          22.31
                                            -----                         -----                       ------

Outstanding, end of year                    3,978          25.18          4,084          22.55         4,189           21.35
                                            =====                         =====                        =====

Exercisable, end of year                    2,423          22.13          2,384          21.21         2,051           20.93
                                            =====                         =====                        =====

Weighted average fair value of options
  granted during the year                         $14.84                         $11.49
                                                  ======                         ======


The fair value of each option granted during 1996 and 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 1.4% in 1996 and 1.7% in 1995, expected volatility of 43% for both years, risk-free interest rate of 6.7% in 1996 and 6.95% in 1995, and expected life of 7 years for both 1996 and 1995 grants.

The following table summarizes stock options outstanding at December 31, 1996 (shares in thousands):

                                       Options Outstanding                                  Options Exercisable
                     ----------------------------------------------------------   ---------------------------------------
                                              Average
                          Number             Remaining        Weighted Average         Number          Weighted Average
    Range of            Outstanding         Contractual           Exercise          Exercisable           Exercise
Exercise Prices         at 12/31/96             Life               Price            at 12/31/96             Price
--------------------------------------------------------------------------------------------------------------------------
  $13.50 - $20.16           397             3.0 years           $17.05                  397                $17.05
  $20.34 - $29.75         2,775             6.1 years            23.45                1,976                 22.82
      $35.13                806             9.3 years            35.13                   50                 35.13
                          -----                                                       -----
                          3,978                                                       2,423
                          =====                                                       =====


No compensation expense has been recognized for stock-based incentive compensation plans other than for the restricted stock award plan and the nonemployee director stock plan. Had compensation expense for the Company's incentive stock option plan been recognized based upon the fair value for awards granted, as prescribed under Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, the Company's net earnings would have been reduced by $5.3 million or $0.08 per share in 1996, and $2.1 million or $0.03 per share in 1995. These proforma effects are not indicative of future amounts. The Company expects to grant additional awards in future years.

Under the terms of the incentive compensation plan, the restricted stock awards are subject to restrictions as to sale or other disposition of the shares and to restrictions which require continuous employment with the Company. The restrictions generally expire, and the awards become fully vested, four years from the date of grant. The Company granted 89,000, 92,000 and 103,000 shares of stock under the plan in 1996, 1995 and 1994, respectively. The weighted average fair value per share of the restricted stock grants was $35.13 in 1996, $27.68 in 1995 and $21.06 in 1994. Grants of restricted stock are charged to unearned compensation in stockholders' equity at their fair value and recognized in expense over the vesting period. Compensation expense recognized under the restricted stock award plan was $1.4 million, $1.7 million and $1.6 million in 1996, 1995 and 1994, respectively.

Under the terms of the nonemployee director stock plan, each eligible director received an initial grant of restricted stock and will receive additional grants upon re-election to the Board. As of December 31, 1996, there were 10,000 shares issued and outstanding under the plan.

                 Note 10:  Fair Value of Financial Instruments

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Derivative financial instrument arrangements are used to manage well-defined interest rate and foreign currency fluctuation risks. The Company enters into forward exchange contracts to eliminate the impact that exchange rate changes have on certain foreign currency transactions. Actual gains and losses realized on the settlement of the forward exchange contracts are anticipated to be offset by gains and losses on the related foreign currency transactions. At December 31, 1996, the Company had forward exchange contracts outstanding, with maturities not exceeding six months, which require the Company to exchange foreign currencies for $27.7 million.

The Company determines fair values of financial assets based on quoted market values. The fair value of debt is estimated based on current rates offered to the Company for debt of the same maturities. At December 31, 1996 and 1995, the fair values of financial instruments were not materially different from their carrying amounts.

                    Note 11:  Commitments and Contingencies

The Company leases certain facilities, equipment and automobiles. Certain of the leases provide for payment of taxes, insurance and other charges by the lessee. Rental expense was $18.3 million in 1996, $13.4 million in 1995, and $12.0 million in 1994.

Minimum rentals payable under noncancelable operating leases, net of minimum sublease rentals, as of December 31, 1996, aggregate $50.3 million and for each of the next five years are $17.0 million in 1997, $13.3 million in 1998, $6.1 million in 1999, $3.3 million in 2000, $1.6 million in 2001 and $9.0 million thereafter.

The Company is involved in various litigation and claims arising in the normal course of business. The Company's management believes that recovery or liability with respect to these matters would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

                     Note 12:  Business Segment Information

The Company operates primarily in one business segment engaged in the development, manufacture and marketing of a broad range of specialty health care products for specific disease areas.

The table on the next page represents the Company's business segment information by geographic area. With the acquisition of businesses in Asia and Latin America, activities in such geographic areas increased in significance in 1996. Results for such geographic areas are presented for 1996 and included in the Other category in prior years.

Geographic Areas
                                                                        Year Ended December 31,
In millions                                                1996                  1995                  1994
-----------------------------------------------------------------------------------------------------------
Net sales(a)
   United States                                       $  547.8              $  530.6             $   500.9
                                                       --------              --------             ---------
   Europe                                                 426.2                 432.6                 387.3
   Asia                                                   151.0
   Latin America                                          112.7
   Other                                                   83.0                 248.4                 171.9
                                                       --------              --------             ---------
   Total international                                    772.9                 681.0                 559.2
   Transfers between areas(a)
      United States                                       (73.2)                (59.2)                (51.7)
      Europe                                              (42.4)                (43.1)                (45.0)
      Latin America                                       (15.0)
      Other                                               (43.1)                (42.1)                (16.2)
                                                       --------              --------             ---------
   Total transfers between areas                         (173.7)               (144.4)               (112.9)
                                                       --------              --------             ---------
         Total net sales                               $1,147.0              $1,067.2              $  947.2
                                                       ========              ========              ========

Operating income (expense)
   United States before
         research and development
         and contribution to ALRT                      $  150.1              $  204.4              $  202.4
   Research and development expenses(b)                   (92.8)                (91.7)                (93.3)
   Contribution to ALRT                                     -                   (50.0)                  -
                                                       --------              --------             ---------
   United States                                           57.3                  62.7                 109.1
                                                       --------              --------             ---------
   Europe                                                  99.8                 117.2                 107.9
   Asia                                                    (3.0)
   Latin America                                           16.3
   Other                                                   (6.2)                 (3.0)                 (1.3)
                                                       --------              --------             ---------
   Total international                                    106.9                 114.2                 106.6
                                                       --------              --------             ---------
                                                          164.2                 176.9                 215.7
   Corporate expenses                                     (61.7)                (55.6)                (59.1)
                                                       --------              --------             ---------
         Total operating income(c)                     $  102.5              $  121.3              $  156.6
                                                       ========              ========              ========

Identifiable assets(d)
   United States                                       $  494.6              $  505.9             $   408.5
                                                       --------              --------             ---------
   Europe                                                 351.8                 362.6                 313.8
   Asia                                                   123.1
   Latin America                                          103.5
   Other                                                  164.8                 345.5                 206.8
                                                       --------              --------             ---------
   Total international                                    743.2                 708.1                 520.6
   Corporate                                              112.0                 102.3                 130.7
                                                       --------              --------             ---------
         Total assets                                  $1,349.8              $1,316.3              $1,059.8
                                                       ========              ========              ========

a) Net sales include both sales to unaffiliated customers and transfers between geographic areas. Transfers between geographic areas are made at terms that allow for a reasonable profit to the seller.

b) The Company's principal research and development efforts are performed in the United States.

c) Results in 1996 include special charges totaling $77.5 million. Such charges include $70.1 million in restructuring charges and $7.4 million in asset write-offs. By geographic segment the special charges were $37.3 million in the United States, $36.7 million in Europe, $2.1 million in Asia, $1.2 million in Latin America, and $0.2 million in Other.

d) Identifiable assets are those used by the operations in each geographic location. Corporate assets consist of cash, time deposits and short-term investments.

                          Note 13:  Subsequent Events

On January 28, 1997, the Board of Directors declared a cash dividend of $0.13 per share, payable March 11, 1997, to stockholders of record on February 18, 1997.

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

The independent auditors, KPMG Peat Marwick LLP, were recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors. KPMG Peat Marwick LLP were engaged to audit the 1996, 1995 and 1994 consolidated financial statements of Allergan, Inc. and subsidiaries and conducted such tests and related procedures as they deemed necessary in conformity with generally accepted auditing standards. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in this Annual Report.


William C. Shepherd
President, Chief Executive Officer, and
  Chairman of the Board of Directors

A. J. Moyer
Corporate Vice President and
  Chief Financial Officer

Dwight J. Yoder
Senior Vice President, Controller and
  Principal Accounting Officer

                          INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors of Allergan, Inc.:

We have audited the accompanying consolidated balance sheets of Allergan, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allergan, Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.





Costa Mesa, California
January 28, 1997

                         QUARTERLY RESULTS (UNAUDITED)


                                        First           Second (a)      Third (a)       Fourth (a)      Total (a)
In millions, except per share data     Quarter          Quarter          Quarter          Quarter         Year
-----------------------------------------------------------------------------------------------------------------
1996
Net sales                              $258.1           $289.6           $287.5           $311.8         $1,147.0
Gross margin                            172.4            192.3            187.8            209.8            762.3
Operating income                         31.3              0.7             20.8             49.7            102.5
Net earnings                             23.1              0.7             17.3             36.0             77.1
Net earnings per share                   0.35             0.01             0.26             0.55             1.17
1995
Net sales                              $228.3           $262.2           $273.6           $303.1         $1,067.2
Gross margin                            157.2            180.5            190.0            211.5            739.2
Operating income (loss)                  28.1            (12.3)            50.1             55.4            121.3
Net earnings (loss)                      21.7            (23.0)            34.2             39.6             72.5
Net earnings (loss) per share            0.34            (0.36)            0.53             0.61             1.12


(a) Results for the second quarter, third quarter, fourth quarter, and total year of 1996 include special charges in operating costs and expenses for restructuring costs and asset write-offs. Excluding the charges, the following amounts would have been reported:

Operating income                        $31.3            $41.6            $49.6            $57.5           $180.0
Net earnings                             23.1             29.8             37.7             41.5            132.1
Net earnings per share                   0.35             0.45             0.57             0.63             2.00


Results for the second quarter and total year of 1995 include a $50.0 million charge in operating costs and expenses for a contribution to Allergan Ligand Retinoid Therapeutics, Inc. Excluding the charge, the following amounts would have been reported:

Operating income                        $28.1            $37.7            $50.1            $55.4           $171.3
Net earnings                             21.7             27.0             34.2             39.6           122 .5
Net earnings per share                   0.34             0.42             0.53             0.61             1.90

                            SELECTED FINANCIAL DATA


                                                                        Year Ended December 31,
In millions, except per share data            1996(a)          1995(b)           1994               1993             1992
--------------------------------------------------------------------------------------------------------------------------
Summary of Operations

Net sales                                    $1,147.0         $1,067.2           $947.2           $858.9           $830.7
Operating costs and expenses:
     Cost of sales                              384.7            328.0            286.6            249.6            241.8
     Selling, general & administrative          464.0            451.2            392.5            362.2            362.9
     Research and development                   118.3            116.7            111.5            102.5             89.5
     Restructuring charge                        70.1              -                -                -                -
     Asset write-offs                             7.4              -                -                -                -
     Contribution to ALRT                         -               50.0              -                -                -
                                              -------          -------           ------           ------           ------
Operating income                                102.5            121.3            156.6            144.6            136.5
Nonoperating income (expense)                     5.5              3.9              2.3             (1.0)            (4.9)
Earnings from continuing
  operations before income taxes and
  minority interest                             108.0            125.2            158.9            143.6            131.6
Earnings from
  continuing operations                          77.1             72.5            110.7            104.5             95.8
Earnings from
  discontinued operations                         -                -                -                4.4             10.0
Cumulative effect of
  accounting changes                              -                -                -                -               (2.2)
Net earnings                                     77.1             72.5            110.7            108.9            103.6
Earnings per share
  from continuing operations                     1.17             1.12             1.73             1.58             1.42
Earnings per share
  from discontinued operations                    -                -                -               0.07             0.14
Cumulative effect per share
  of accounting changes                           -                -                -                -              (0.03)
Net earnings per share                           1.17             1.12             1.73             1.65             1.53
Cash dividends per share                         0.49             0.47             0.42             0.40             0.38

Financial Position

Current assets                              $   599.7        $   522.3        $   485.5           $443.9           $422.8
Working capital                                 224.4            190.7            161.8            167.5            155.2
Total assets                                  1,349.8          1,316.3          1,059.8            939.8            885.8
Long-term debt                                  170.0            266.7             83.7            104.6             82.0
Total stockholders' equity                      749.8            668.9            603.3            514.5            499.8

(a) Results in 1996 include a $70.1 million charge in operating costs and expenses for restructuring costs and a $7.4 million charge for asset write-offs. Excluding the charges, operating income was $180.0 million, earnings from continuing operations before income taxes and minority interest were $185.5 million, net earnings were $132.1 million, and earnings per share were $2.00.

(b) Results in 1995 include a $50.0 million charge in operating costs and expenses for a contribution to Allergan Ligand Retinoid Therapeutics, Inc. Excluding the charge, operating income was $171.3 million, earnings from continuing operations before income taxes and minority interest were $175.2 million, net earnings were $122.5 million, and earnings per share were $1.90.

                  MARKET PRICES OF COMMON STOCK AND DIVIDENDS


The following table shows the quarterly price range of the common stock and the cash dividends declared per share during the period listed.

                                       1996                                               1995
                       ----------------------------------               -------------------------------------

Quarter                 Low            High           Div.               Low              High           Div.
-------------------------------------------------------------------------------------------------------------
First                 30 5/8         39 1/4           $.12             26 1/4           30 1/4           $.11
Second                34             41 1/4           $.12             25 3/4           29 7/8           $.12
Third                 36 3/4         42               $.12             26 1/8           33 5/8           $.12
Fourth                30             38 1/8           $.13             28 1/2           33 3/4           $.12

Allergan Common Stock is listed on the New York Stock Exchange and is traded under the symbol "AGN." In newspapers, stock information is frequently listed as "Alergn."

The approximate number of shareholders of record was 13,000 as of January 17, 1997.

For the fourth quarter of 1996, the Board declared a cash dividend of $0.13 per share, payable March 11, 1997 to shareholders of record on February 18, 1997. See Note 5 to the Consolidated Financial Statements relative to restrictions on dividend payments.