Form 10-K, Exhibit 13
period 1997-12-31
ALLERGAN INC
filed 1998-03-13
CIK 850693

                                                                      EXHIBIT 13

                          ALLERGAN 1997 ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1997

This financial review presents the Company's operating results for each of the three years in the period ended December 31, 1997, and its financial condition at December 31, 1997. This review should be read in connection with the information presented in the Consolidated Financial Statements and the related Notes to the Consolidated Financial Statements.

In 1997 and 1996, the Company entered into three research and development collaboration agreements:

    In September 1997, the Company and Acadia Pharmaceuticals entered into a collaboration of discovery efforts on five potential drug targets including the prostanoid and alpha adrenergic receptors. The Company invested $6 million in Acadia Pharmaceuticals, and will pay Acadia up to $12.5 million for the first product developed for each receptor target. Upon commercialization of products, the Company will pay Acadia royalties on product sales.

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

In 1995, the Company acquired four businesses:

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

    In addition, the Company acquired the minority ownership portion of its Santen-Allergan joint venture, which markets contact lens care products in Japan, in August 1995.

RESULTS OF OPERATIONS

>Net Sales

Net sales for 1997 were $1.138 billion, which was a decrease of $9.0 million or 1% from 1996. Foreign currency fluctuations in 1997 decreased sales by $46.0 million or 4% as compared to average rates in effect through 1996. Excluding the impact of foreign currency fluctuations, sales increased by $37.0 million or 3% over 1996.

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

    The following table sets forth, for the periods indicated, net sales by major product line.

                                             Year Ended December 31,
In millions                            1997            1996             1995
------------------------------------------------------------------------------
Specialty Pharmaceuticals:
   Eye Care Pharmaceuticals       $    408.5      $    425.1      $    415.1
   Skin Care                            80.6            64.7            44.7
   Botox/Neuromuscular                  90.1            67.2            48.9
                                  ------------------------------------------
     Total                             579.2           557.0           508.7
Medical Devices and OTC
   Product Lines:
     Ophthalmic Surgical               182.2           184.0           188.7
     Optical Contact
        Lens Care                      376.6           406.0           369.8
                                  ------------------------------------------
          Total                        558.8           590.0           558.5
                                  ------------------------------------------
   Total Product Net Sales        $  1,138.0      $  1,147.0      $  1,067.2
                                  ==========================================
Domestic                                42.8%           41.4%           43.6%
International                           57.2%           58.6%           56.4%
                                  ------------------------------------------

                          ALLERGAN 1997 ANNUAL REPORT


    Historically, the Company has used special sales and promotional incentives to distributors to promote the sale of eye care pharmaceuticals and skin care pharmaceuticals. A curtailment of these special programs in the United States in 1997 reduced wholesaler inventories and net sales by approximately $17 million or 1.5% of net sales for 1997 in comparison with comparable 1996 amounts.

>Eye Care Pharmaceutical Sales

Eye Care pharmaceutical sales include a broad range of products for glaucoma therapy, ocular inflammation, infection, allergy and dry eye. Eye Care pharmaceutical sales decreased by 4% in 1997 compared to 1996 after increasing 2% in 1996 compared to 1995.

    United States sales decreased by $5.0 million while international sales decreased $11.6 million in 1997 compared to 1996. Excluding the impact of foreign currency changes, international sales were unchanged in 1997 compared to 1996. The decrease in U.S. sales was primarily the result of the reduction in 1997 in inventories held by wholesalers. In addition, sales of certain glaucoma and anti-infective products decreased significantly due to generic competition. The decreases were offset by growth in sales of a new glaucoma product, Alphagan, introduced in late 1996. Alphagan sales in the United States were $46.3 million compared to $5.0 million in 1996.

    United States sales in 1996 decreased by $22.9 million or 11% compared to 1995. Such decrease was the result of decreases in sales unit volumes of glaucoma therapy products. Sales in international markets increased by $32.9 million or 16% in 1996 compared to 1995 as a result of increased sales of Frumtost products and growth in other international markets.

>Skin Care Sales

Skin Care sales include products for acne, psoriasis and other prescription and over the counter dermatological products. Sales increased by $15.9 million or 25% in 1997 compared to 1996, and by $20.0 million or 45% in 1996 compared to 1995. Sales growth in 1997 was driven by $16.2 million in sales of Tazorac (Zorac), a topical gel used to treat psoriasis and acne, which was introduced in 1997. Growth in 1997 was negatively impacted by the reduction in wholesaler inventories and a decrease in sales of anti-fungal products. Sales in 1996 included a full year of Herald product sales compared to five months sales in 1995. In addition, the Company introduced Azelex (azelaic acid) cream in 1996. Sales of Azelex accounted for the remainder of the increase in sales in 1996.

>Botox/Neuromuscular Sales

Botox (Botulinum Toxin Type A) purified neurotoxin complex is the Company's product for movement disorders. Botox sales growth was 34% in 1997 and 37% in 1996. Sales growth in both years was the result of increased market penetration in both the U.S. and international markets.

>Ophthalmic Surgical Sales

Surgical sales represent products for the ophthalmic surgical market, including intraocular lenses (IOLs), pharmaceuticals and other products related to cataract surgery. Surgical sales decreased by 1% in 1997 compared to 1996 and by 2% in 1996 compared to 1995. Domestic sales increased by 2% in 1997 and decreased by 15% in 1996, while sales in international markets decreased by 3% in 1997 and increased by 9% in 1996. Total IOL unit sales in the U.S. market increased 14% in 1997 after decreasing 5% in 1996. During 1996, surgical sales were negatively impacted by the initiation of a limited voluntary recall of certain IOLs in the first quarter. Silicone IOL unit sales in the U.S. market increased by 24% in 1997 and 5% in 1996. Competitive pressures have resulted in declines in average selling prices of IOLs in 1997 and 1996 in both the United States and international markets. In addition, sales in international markets decreased by 8 percentage points in 1997 and 5 percentage points in 1996 by the impact of foreign currency fluctuations.

>Optical Contact Lens Care Sales

Optical Lens Care sales decreased by 7% from 1996 to 1997 and increased by 10% from 1995 to 1996. Domestic sales decreased by 10% in 1997 and increased by 13% in 1996. Domestic sales decreased in 1997 as a result of decreases in sales of ancillary contact lens care products. This decrease is the result of increasing use of disposable and frequent replacement contact lenses. Sales of Barnes Hind products, acquired in 1995, account for most of the increase in United States sales in 1996. International lens care product sales decreased

                          ALLERGAN 1997 ANNUAL REPORT



by 6% in 1997 compared to 1996 and increased by 9% in 1996 compared to 1995. Currency fluctuations had a negative impact on 1996 and 1997 international sales growth. Excluding currency fluctuations, international sales increased by 5% from 1996 to 1997 and by 11% from 1995 to 1996. Sales of Barnes Hind products increased international sales in 1997 and 1996. These increases were offset by decreases in sales of peroxide based disinfection products as consumers increased use of lower priced one bottle cold chemical disinfection systems.

>Income and Expenses

The following table sets forth the relationship to sales of various income statement items:

                                                      Year Ended December 31,
                                                1997           1996          1995
                                               ----------------------------------
Product net sales                               100.0%        100.0%        100.0%
Cost of sales                                    35.1          33.5          30.7
                                               ---------------------------------
Product gross margin                             64.9          66.5          69.3
Research services margin                          0.1           0.1           0.0
Other operating costs and
   expenses:
     Selling, general and
        administrative                           40.3          39.8          41.5
     Research and
        development                              11.5          10.3          10.9
     Restructuring charge                          --           6.1            --
     Asset write-offs                              --           0.6            --
     Contribution to ALRT                          --            --           4.7
                                               ---------------------------------
Operating income                                 13.1           9.6          12.1
Nonoperating income (expense)                     0.7          (0.2)         (0.4)
                                               ---------------------------------
Earnings before income taxes
   and minority interest                         13.8           9.4          11.7
                                               ==================================
Net earnings                                     11.3%          6.7%          6.8%
                                               ==================================


>Gross Margins

The Company's gross margin percentage decreased by 1.6 percentage points from 66.5% in 1996 to 64.9% in 1997. The decrease in gross margin was primarily the result of the negative impact of currency fluctuations. Partially offsetting the decrease, the gross margin percentage was increased by sales of newly introduced higher margin products offset by increased royalty costs. The Company's gross margin percentage decreased by 2.8 percentage points from 69.3% in 1995 to 66.5% in 1996. The decrease in gross margin percentage was primarily the result of the shift in sales mix to include lower margin products of businesses acquired in 1995. In addition, margins declined as global pricing pressures decreased selling prices in 1996. Pricing pressures were the result of competitor actions, governmental cost control measures, and reductions in net realized prices of products sold to managed care organizations.

>Selling, General and Administrative

Selling, general and administrative expenses as a percentage of product net sales increased in 1997 to 40.3% from 39.8% in 1996. The percentage decreased in 1996 from a rate of 41.5% in 1995. The percentage increase in 1997 was primarily the result of product launch costs relating to Alphagan and Tazorac (Zorac) estimated at in excess of $23.0 million. The increased costs were partially offset by certain transactions including $9.6 million in income from sales of product rights, $7.5 million in income from settlement of a product related lawsuit, and $4.5 million in income from Ligand Pharmaceuticals Incorporated (Ligand) from the sale of rights to certain compounds in connection with the dissolution of Allergan Ligand Retinoid Therapeutics, Inc. (ALRT). The percentage decrease in 1996 was primarily the result of decreases in product launch expenses from 1995 and overhead related to acquisitions in 1995 and the favorable effect of currency changes, offset by an increase in amortization of goodwill related to recent acquisitions. In addition, restructuring activities in 1996 reduced the Company's administrative cost structure lowering selling, general and administrative costs in the second half of the year.

>Research and Development

Research and development expenses increased by 11% in 1997 to $131.2 million compared to $118.3 million in 1996 and $116.7 million in 1995. In addition, in 1995 the Company contributed $50.0 million to ALRT to conduct research related to small molecule retinoid products. Beginning in 1995, Allergan research and development costs related to retinoid products were reimbursed by ALRT. Research and development spending in 1995 and 1996 does not include the $50.0 million contribution to ALRT in 1995, or research and development spending performed under contracts with ALRT in 1995, 1996 and 1997. The 1997 and 1996 increases in research and development spending are the result of increased

                          ALLERGAN 1997 ANNUAL REPORT



spending on selected research opportunities. In addition, 1997 spending includes $3.4 million in net cost to acquire a portion of the assets of ALRT at its dissolution, and approximately $4.0 million in costs of research which would have been reimbursed by ALRT had it not been dissolved. Research and development expenditures are allocated to each product line, with higher rates of investments allocated to Eye Care pharmaceuticals, Botox and Skin Care.

>Special Charges

Results for 1996 and 1995 include three special charges disclosed on specific lines in the Consolidated Statements of Earnings.

    During 1996, the Company recorded a $70.1 million restructuring charge, $49.7 million after taxes. The restructuring charge related to a comprehensive program anticipated to streamline operations and reduce costs through management restructuring and facilities consolidation resulting in a workforce reduction of approximately 500 people. The restructuring and facilities consolidation activities affected employees in various activities in 22 locations worldwide. The restructuring charge was recorded over the last three quarters of 1996 as employees at each location were notified of the restructuring plan and its effect on their location. The restructuring charge was originally estimated to consist of $34.0 million of employee severance costs, $29.6 million of facility consolidation costs and $6.5 million of other costs. During 1997, $7.6 million was paid to approximately 140 terminated employees and $10.1 million was paid for facilities consolidation and other costs. During 1996, $9.9 million was paid to approximately 300 terminated employees and $26.5 million was paid for facility consolidation and other costs.

    As the Company implemented its streamlined business plan, certain assets were determined to be of limited or no future value. The Company recorded $7.4 million in write-offs, $5.3 million after taxes, of computer hardware and software and certain intangible assets in 1996.

    Since 1992, the Company and Ligand operated a joint venture for the purpose of performing certain research and development activities. In December 1994, Allergan and Ligand formed a new research and development company, ALRT, to function as the successor to the joint venture. In June 1995, Ligand contributed $17.5 million to ALRT for a right to acquire all of the stock of ALRT at specified future dates and amounts. At the same time, the Company contributed $50.0 million to ALRT in exchange for rights to acquire one half of all technologies and other assets, or a similar right to acquire all of the stock of ALRT if Ligand did not exercise its right. The Company also purchased $6.0 million of Ligand common stock at the time of its contribution to ALRT. The Company accounted for its $50.0 million contribution as a charge to operating expense at the time of the contribution.

>Operating Income

Operating income was $149.0 million or 13.1% of product net sales in 1997, and $110.6 million or 9.6% of product net sales in 1996. The 1996 amount included special charges for restructuring costs of $70.1 million and asset write-offs of $7.4 million. Operating income in 1995 was $129.6 million or 12.1% of product net sales. The 1995 amount included the special charge for the $50.0 million contribution to ALRT. Excluding the special charges in 1996 and 1995, operating income was $188.1 million or 16.4% of product net sales in 1996 and $179.6 million or 16.8% of product net sales in 1995. Operating income and the operating income percentage, excluding special charges, decreased by $39.1 million from $188.1 million or 16.4% of product net sales in 1996 to $149.0 million or 13.1% of product net sales in 1997. Such decreases were primarily the result of the decrease in gross margin of $23.6 million and the increase in research and development costs of $12.9 million. Operating income, excluding special charges, increased in 1996 as a result of the increase in net sales. The operating income percentage, excluding special charges, declined in 1996 as a result of the decline in gross margin percentage offset by the reduction in selling, general and administrative costs as a percentage of net sales.

>Net Earnings

Net earnings were $128.3 million in 1997 compared to $77.1 million in 1996. The 1996 results include the restructuring charge of $49.7 million net of income

                          ALLERGAN 1997 ANNUAL REPORT



taxes, and asset write-offs of $5.3 million net of income taxes. Excluding the after tax effect of special charges, net earnings were $128.3 million in 1997 compared to $132.1 million in 1996. The decrease in 1997 was the result of the $39.1 million decrease in operating income, offset by a $12.4 million ($8.8 million net of income taxes) gain on sale of an investment included in other non-operating expense and a $16.5 million one-time reduction in income taxes. Income taxes were reduced by a tax benefit resulting from the termination of ALRT in 1997. Such reduction was related to a portion of the $50.0 million contributed to ALRT in 1995.

    Net earnings were $77.1 million in 1996 compared to $72.5 million in 1995. The increase in net earnings in 1996 was primarily the result of the increase in operating income excluding the effect of the special charges in 1996 and 1995. Such increase was offset by the increase in the effect of the special charges in 1996 compared to 1995. The contribution to ALRT in 1995 reduced net earnings by $50 million.

    In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options. Diluted earnings per share is very similar to the previously reported primary earnings per share. All earnings per share amounts for all periods have been restated to conform to SFAS No. 128 requirements.

    Diluted net earnings per common share increased to $1.95 in 1997 from $1.17 in 1996. The 1996 amount was reduced by $0.75 for the after tax effect of the restructuring charge, and by $0.08 for the after tax effect of asset write-offs. Excluding the effects of the special charges for restructuring costs and asset write-offs in 1996, diluted net earnings per common share decreased $0.05 or 2.5% from $2.00 in 1996 to $1.95 in 1997.

    Diluted earnings per common share increased to $1.17 in 1996 from $1.12 in 1995. The 1995 amount was reduced by $0.77 for the effect of the contribution to ALRT. Excluding the effect of the special charges for restructuring costs and asset write-offs in 1996 and the contribution to ALRT in 1995, diluted net earnings per common share increased $0.11 or 6% to $2.00 in 1996 from $1.89 in 1995.

    Basic earnings per common share were $1.97 in 1997, $1.18 in 1996 and $1.13 in 1995. Excluding special charges of $0.76 for restructuring and $0.08 for asset write-offs in 1996 and $0.78 for the contribution to ALRT in 1995, basic earnings per common share were $2.03 in 1996 and $1.91 in 1995.

    Results for the second quarter, third quarter, fourth quarter, and total year of 1996 include special charges in operating costs and expenses for restructuring costs and asset write-offs. Excluding the charges, the following amounts would have been reported:

                          First       Second        Third       Fourth         Total
                        Quarter      Quarter       Quarter     Quarter          Year
------------------------------------------------------------------------------------
Operating
   income              $   33.2     $   43.6     $   51.6     $   59.7     $   188.1
Net earnings               23.1         29.8         37.7         41.5         132.1
Basic earnings
   per share               0.36         0.46         0.58         0.63          2.03
Diluted earnings
   per share               0.35         0.45         0.57         0.63          2.00

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

    Historically, the Company has generated cash from operations in excess of working capital requirements. The net cash provided by operating activities was $209.8 million in 1997 compared to $175.2 million in 1996 and $76.7 million in 1995. Operating cash flow in 1997 was increased due to a reduction in accounts receivable balances. Operating cash flow in 1995 was reduced by the $50.0 million contribution to ALRT. In addition, the Company reduced income taxes pay-able in 1995 as a result of acceleration of certain tax payments as required by taxation provisions of the new United States GATT legislation enacted in December 1994.

                          ALLERGAN 1997 ANNUAL REPORT



    Cash used in investing activities was $83.9 million in 1997 including $64.4 million in expenditures for plant and equipment, more fully described under "Capital Expenditures" below, and $17.4 million to acquire software. Cash used in investing activities of $74.4 million in 1996 included $23.5 million to acquire software, and $59.7 million of expenditures for plant and equipment. Such expenditures were partially offset by proceeds from sales of investments and other assets. Cash used in investing activities totaled $277.8 million in 1995. The acquisitions of OMS, Frumtost, and the Herald Pharmacal and Barnes Hind product lines, along with acquisition of the minority ownership portion of the Santen-Allergan joint venture represent $162.0 million of such activities. Cash utilized for investing activities in 1995 also includes $17.5 million used to prepay product royalties, $30.7 million used primarily to acquire software, and $62.5 million of expenditures for plant and equipment.

    Cash used in financing activities was $54.5 million in 1997, composed primarily of $33.4 million for payment of dividends, $34.0 million for purchases of treasury stock and $37.6 million in net repayments of debt including notes payable and long-term debt. Cash was provided by $31.9 million in net borrowings under commercial paper obligations and long-term debt, and $18.6 million in proceeds from sales of stock to employees. Cash used in financing activities was $93.5 million in 1996, composed primarily of $31.5 million for payment of dividends and $100.1 million in net repayments of debt including commercial paper, notes payable and long-term debt. Cash was provided from $18.2 million in proceeds from sales of stock to employees and $19.9 million in long-term borrowings. Net cash provided by financing activities was $175.7 million in 1995. Cash was provided primarily by net borrowings under commercial paper obligations of $64.0 million, and long-term debt borrowings of $129.1 million. The primary financing activity use of cash was $29.9 million in payment of dividends.

    As of December 31, 1997, the Company had three long-term credit facilities and a medium term note program. The credit facilities allow for borrowings of up to $44.6 million through 1999, $252.0 million through 2001, and $39.1 million through 2003. The note program allows the Company to issue up to an additional $115 million in notes on a non-revolving basis. Borrowings under the credit facilities are subject to certain financial and operating covenants, including a requirement that the Company maintain certain financial ratios and other customary covenants for credit facilities of similar kind. As of December 31, 1997, the Company had $93.7 million in borrowings under certain of the credit facilities, $65.0 million under the note program, and commercial paper borrowings of $40.6 million. As of December 31, 1997, the Company classified $10.6 million of its commercial paper borrowings as long-term debt based upon the Company's ability to refinance such debt on a long-term basis under terms of the credit facilities described above.

    A substantial portion of the Company's existing cash and equivalents are held by non-U.S. subsidiaries. These funds are planned to be utilized in the Company's operations outside the United States. The Company has approximately $295.8 million in unremitted earnings outside the United States for which withholding and U.S. taxes have not been provided. Tax costs could be incurred if these funds were remitted to the United States.

    The Company believes that the net cash provided by operating activities, supplemented as necessary with borrowings available under the Company's existing credit facilities, will provide it with sufficient resources to meet current and long-term working capital requirements, debt service and other cash needs.

>Capital Expenditures

Expenditures for property, plant and equipment totaled $64.4 million for 1997, $59.7 million for 1996 and $62.5 million for 1995. Expenditures for 1997 include expansion of manufacturing facilities and a variety of other projects designed to improve productivity.

>Inflation

Although at reduced levels in recent years, inflation continues to apply upward pressure on the cost of goods and services used by the Company. The competitive and regulatory environments in many markets substantially limit the Company's ability to fully recover these higher costs through increased selling prices. The Company continually seeks to

                          ALLERGAN 1997 ANNUAL REPORT



mitigate the adverse effects of inflation through cost containment and improved productivity and manufacturing processes.

>Foreign Currency Fluctuations

Approximately 57% of the Company's revenues in 1997 were derived from operations outside the U.S., and a portion of the Company's international cost structure is denominated in currencies other than the U.S. dollar. As a result, the Company is subject to fluctuations in sales and earnings reported in U.S. dollars as a result of changing currency exchange rates. The Company routinely monitors its transaction exposure to currency rates and implements certain hedging strategies to limit such exposure, as appropriate. The impact of foreign currency fluctuations on the Company's sales was as follows: a $46.0 million decrease in 1997; a $13.9 million decrease in 1996; and a $33.0 million increase in 1995. The 1997 sales decrease included decreases of $31.3 million related to European currencies and $9.7 million related to the Japanese Yen. The 1996 sales decrease included decreases of $6.3 million related to European currencies and $7.7 million related to the Japanese Yen. The 1995 sales increase included increases of $30.6 million related to European currencies and $2.6 million related to the Japanese Yen. See Note 1 to the Consolidated Financial Statements relative to the Company's accounting policy on foreign currency translation.

    In the normal course of business, operations of the Company are exposed to risks associated with fluctuations in currency exchange rates and interest rates. The Company addresses these risks through controlled risk management that includes the use of derivative financial instruments to hedge these exposures. The Company does not enter into financial instruments for trading or speculative purposes. See Note 10 to the Consolidated Financial Statements for activities relating to foreign currency risk management. The recent economic instability in Asia has not had, and is not expected to have, a material impact on the Company's operations, cash flows, or financial position. The Company believes its assets in Asia have suffered no permanent impairment in value as a result of recent economic events.

>Allergan Specialty Therapeutics, Inc.

In 1997 the Company formed a new subsidiary, Allergan Specialty Therapeutics, Inc. (ASTI), to conduct research and development of potential pharmaceutical products based on the Company's retinoid and neuroprotective technologies. In November, the Company filed a registration statement with the Securities and Exchange Commission on behalf of ASTI relating to a proposed special distribution of ASTI Class A Common Stock to the Company's stockholders. The distribution is expected to occur on or about March 10, 1998 to stockholders of record on February 17, 1998.

    Prior to the distribution, the Company will contribute $200 million to ASTI. The market value of ASTI stock is anticipated to be approximately $23 to $35 million at the date of distribution. The Company will record a dividend for the amount of the market value of ASTI stock at the distribution. The remainder of the $200 million will be recorded as a charge against operating income. The Company's stockholders will receive one share of ASTI Class A Common Stock for each 20 shares of common stock held as of the record date. Based on 65,292,628 shares of common stock outstanding as of December 31, 1997, approximately 3,264,600 shares of ASTI Class A Common Stock are expected to be issued in the distribution. The Company's stockholders will not be required to pay any cash or other consideration for the ASTI Class A Common Stock received in the distribution. The distribution is expected to be taxable as a dividend to each holder in the amount of the fair market value of ASTI Shares distributed to such holder.

    As the sole holder of ASTI's outstanding Class B Common Stock following the distribution, the Company will have the option to repurchase all of the outstanding ASTI Shares under specified conditions. The Company has also granted certain technology licenses and agreed to make specified payments on sales of certain products in exchange for the payment by ASTI of a technology fee and the option to independently develop certain compounds funded by ASTI prior to the filing of an Investigational New Drug application with the U.S. Food and Drug Administration with respect thereto and to license any products and technology developed by ASTI. The Company will recognize the technology fee as revenue as it is earned and received.

                          ALLERGAN 1997 ANNUAL REPORT



    ASTI's technology and product research and development activities will take place under a research and development agreement with the Company. The Company will recognize revenues and related costs as services are performed under such contracts. It is currently expected that substantially all of ASTI's funds will be directed toward continuing the research and development of products based on retinoid and neuroprotective technologies. In addition, ASTI may fund the research and development of pharmaceutical products in therapeutic categories of interest to the Company, other than those based on retinoid and neuroprotective technologies, that complement the Company's product pipeline or otherwise are believed to provide a potential commercialization opportunity for the Company.

>Year 2000

The Company has developed plans to address issues related to the impact on its computer systems of the year 2000. Financial and operational systems have been assessed and plans have been developed to address systems modification requirements. The financial impact of making the required systems changes is not expected to be material to the Company's consolidated financial position, results of operations or cash flows.

>Forward Looking Statements

Any of the above statements that refer to the Company's estimated or anticipated future results are forward looking and reflect the Company's current analysis of existing trends and information. Actual results may differ from current expectations based on a number of factors affecting the Company's businesses, including new product performance and related introduction and launch expenses, competitive conditions, changing market conditions, the timing and uncertainty of results of the research, development and regulatory processes, the performance, including consumer acceptance of higher margin products, and the realization of the favorable gross profit margin resulting from product mix shifts and efforts to control expenses. In addition, matters affecting the economy generally, such as currency exchange rates and the state of the economy worldwide and in certain regions, can affect the Company's results. These forward looking statements represent the Company's judgment only as of the date of this Annual Report. Actual results could differ materially, and, as a result, the reader is cautioned not to rely on these forward looking statements. The Company disclaims, however, any intent or obligation to update these forward looking statements.

                          ALLERGAN 1997 ANNUAL REPORT



CONSOLIDATED BALANCE SHEETS

                                                                                            December 31,
In millions, except share data                                                            1997            1996
---------------------------------------------------------------------------------------------------------------
Assets
Current assets
    Cash and equivalents                                                            $    180.9      $    112.0
    Trade receivables, net                                                               187.0           242.5
    Inventories                                                                          147.8           130.1
    Other current assets                                                                 120.7           115.1
                                                                                    --------------------------
        Total current assets                                                             636.4           599.7
Investments and other assets                                                             191.3           163.0
Property, plant and equipment, net                                                       357.8           348.5
Goodwill and intangibles, net                                                            213.4           238.6
                                                                                    --------------------------
        Total assets                                                                $  1,398.9      $  1,349.8
                                                                                    ==========================

Liabilities and Stockholders' Equity
Current liabilities
    Notes payable                                                                   $     80.5      $     66.6
    Accounts payable                                                                      83.3            75.4
    Accrued compensation                                                                  46.2            41.7
    Other accrued expenses                                                               120.8           144.4
    Income taxes                                                                          32.5            47.2
                                                                                    --------------------------
        Total current liabilities                                                        363.3           375.3
Long-term debt                                                                           142.5           170.0
Other liabilities                                                                         51.4            54.1

Commitments and contingencies

Minority interest                                                                          0.3             0.6

Stockholders' equity
    Preferred stock, $.01 par value; authorized 5,000,000 shares; none issued             --              --
    Common stock, $.01 par value; authorized 150,000,000 shares;
        issued 67,196,000 and 67,244,000 shares                                            0.7             0.7
    Additional paid-in capital                                                           208.1           205.6
    Foreign currency translation adjustment                                               (5.0)            4.0
    Other                                                                                 16.7             3.1
    Retained earnings                                                                    670.8           574.8
                                                                                    --------------------------
                                                                                         891.3           788.2
    Less treasury stock, at cost (1,903,000 and 1,731,000 shares)                        (49.9)          (38.4)
                                                                                    --------------------------
        Total stockholders' equity                                                       841.4           749.8
        Total liabilities and stockholders' equity                                  $  1,398.9      $  1,349.8
                                                                                    ==========================


See accompanying notes to consolidated financial statements.

                          ALLERGAN 1997 ANNUAL REPORT



CONSOLIDATED STATEMENTS OF EARNINGS

                                                                        Year Ended December 31,
In millions, except per share data                              1997             1996             1995
------------------------------------------------------------------------------------------------------
Product sales
Net sales                                                $   1,138.0      $   1,147.0      $   1,067.2
Cost of sales                                                  399.3            384.7            328.0
                                                         ---------------------------------------------
    Product gross margin                                       738.7            762.3            739.2
                                                         ---------------------------------------------
Research services
Research service revenues                                       11.0              9.9              6.4
Cost of research services                                       10.4              9.2              5.9
                                                         ---------------------------------------------
    Research services margin                                     0.6              0.7              0.5
                                                         ---------------------------------------------

Selling, general and administrative                            459.1            456.6            443.4
Research & development                                         131.2            118.3            116.7
Restructuring charge                                              --             70.1               --
Asset write-offs                                                  --              7.4               --
Contribution to ALRT                                              --               --             50.0
                                                         ---------------------------------------------
Operating income                                               149.0            110.6            129.6

Interest income                                                  8.9             13.1             10.0
Interest expense                                                (8.9)           (12.5)           (13.9)
Other, net                                                       8.1             (3.2)            (0.5)
                                                         ---------------------------------------------
Earnings before income taxes and minority interest             157.1            108.0            125.2
Provision for income taxes                                      29.0             31.3             51.7
Minority interest                                               (0.2)            (0.4)             1.0
                                                         ---------------------------------------------
Net earnings                                             $     128.3      $     077.1      $      72.5
                                                         =============================================

Basic earnings per common share                          $       1.97     $       1.18     $       1.13
                                                         =============================================

Diluted earnings per common share                        $       1.95     $       1.17     $       1.12
                                                         =============================================



See accompanying notes to consolidated financial statements.

                          ALLERGAN 1997 ANNUAL REPORT



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                      Common Stock    Additional   Unearned
                                                 Par     Paid-In    Compen-           Retained     Treasury Stock
In millions                       Shares       Value     Capital     sation    Other  Earnings    Shares     Amount      Total
------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994           67.4        $0.7      $223.1     $(26.4)     $4.2   $485.3      (3.7)    $(83.6)    $603.3
Net earnings                                                                              72.5                            72.5
Foreign currency translation
    adjustment                                                                    0.5                                      0.5
Change in unrealized gain (loss)
    on investments                                                               (0.6)                                    (0.6)
Additional minimum liability
    for qualified pension plan                                                   (0.8)                                    (0.8)
Dividends ($0.47 per share)                                                              (30.2)                          (30.2)
Stock options exercised                                      2.4                          (1.2)      0.7       17.1       18.3
Activity under other stock plans    (0.1)                   (1.4)      (2.0)               1.0       0.2        4.3        1.9
Expense of compensation plans                                           4.0                                                4.0
                                  --------------------------------------------------------------------------------------------
Balance December 31, 1995           67.3         0.7       224.1      (24.4)      3.3    527.4      (2.8)     (62.2)     668.9
Net earnings                                                                              77.1                            77.1
Foreign currency translation
    adjustment                                                                   (0.7)                                    (0.7)
Change in unrealized gain (loss)
    on investments                                                                3.7                                      3.7
Adjust minimum liability
    for qualified pension plan                                                    0.8                                      0.8
Dividends ($0.49 per share)                                                              (31.9)                          (31.9)
Stock options exercised                                      5.7                          (0.2)      0.9       19.7       25.2
Activity under other stock plans    (0.1)                   (2.1)      (1.5)               2.4       0.2        4.1        2.9
Expense of compensation plans                                           3.8                                                3.8
                                  --------------------------------------------------------------------------------------------
Balance December 31, 1996           67.2         0.7       227.7      (22.1)      7.1    574.8      (1.7)     (38.4)     749.8
Net earnings                                                                             128.3                           128.3
Foreign currency translation
    adjustment                                                                   (9.0)                                    (9.0)
Change in unrealized gain (loss)
    on investments                                                               13.6                                     13.6
Dividends ($0.52 per share)                                                              (33.8)                          (33.8)
Stock options exercised                                      1.0                           0.1       0.8       18.3       19.4
Activity under other stock plans                            (1.0)      (1.3)               1.5       0.2        4.2        3.4
Adjustment in reporting of
    foreign subsidiaries
    (see Note 1)                                                                          (0.1)                           (0.1)
Purchases of treasury stock                                                                         (1.2)     (34.0)     (34.0)
Expense of compensation plans                                           3.8                                                3.8
                                  --------------------------------------------------------------------------------------------
Balance December 31, 1997           67.2        $0.7      $227.7     $(19.6)    $11.7   $670.8      (1.9)    $(49.9)    $841.4
                                  ============================================================================================



See accompanying notes to consolidated financial statements.

                          ALLERGAN 1997 ANNUAL REPORT




CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Year Ended December 31,
In millions                                                             1997         1996          1995
---------------------------------------------------------------------------------------------------------
Cash flows provided by operating activities
Net earnings                                                         $  128.3       $  77.1       $  72.5
Non-cash items included in net earnings
    Depreciation and amortization                                        68.8          72.9          60.5
    Amortization of prepaid royalties                                    11.0           7.4           8.2
    Deferred income taxes                                                (7.1)         (8.1)          1.3
    Gain on sale of investments                                         (12.4)           --            --
    Loss on sale of assets                                                2.2           4.1           0.1
    Expense of compensation plans                                         7.2           5.5           2.5
    Minority interest                                                    (0.2)         (0.4)          1.0
    Restructuring charge                                                   --          70.1            --
    Asset write-offs                                                       --           7.4            --
Changes in assets and liabilities
    Trade receivables                                                    44.4         (45.3)        (14.9)
    Inventories                                                         (18.7)        (15.0)         (6.3)
    Accounts payable                                                      9.0          19.6          (4.6)
    Income taxes                                                        (12.8)         16.5         (28.9)
    Accrued liabilities                                                  (3.6)        (28.0)          1.3
    Other                                                                (6.3)         (8.6)        (16.0)
                                                                     ------------------------------------
        Net cash provided by operating activities                       209.8         175.2          76.7
                                                                     ------------------------------------
Cash flows from investing activities
Additions to property, plant and equipment                              (64.4)        (59.7)        (62.5)
Disposals                                                                10.4           7.2           0.9
Proceeds from sale of investments                                        12.4            --            --
Investment in Ligand Pharmaceuticals                                       --            --          (6.0)
Prepayment of royalties                                                    --            --         (17.5)
Acquisitions of businesses, net of cash acquired                           --            --        (162.0)
Other                                                                   (42.3)        (21.9)        (30.7)
                                                                     ------------------------------------
    Net cash used in investing activities                               (83.9)        (74.4)       (277.8)
                                                                     ------------------------------------
Cash flows from financing activities
Dividends to stockholders                                               (33.4)        (31.5)        (29.9)
Increase (decrease) in notes payable                                    (35.0)        (12.3)          8.1
Sale of stock to employees                                               18.6          18.2          15.4
Net borrowings (repayments) under commercial paper obligations           25.6         (76.5)         64.0
Long-term debt borrowings                                                 6.3          19.9         129.1
Repayments of long-term debt                                             (2.6)        (11.3)        (11.0)
Payments to acquire treasury stock                                      (34.0)           --            --
                                                                     ------------------------------------
    Net cash provided by (used in) financing activities                 (54.5)        (93.5)        175.7
Effect of exchange rates on cash and equivalents                         (2.5)          2.4          (3.0)
                                                                     ------------------------------------
Net increase (decrease) in cash and equivalents                          68.9           9.7         (28.4)
Cash and equivalents at beginning of year                               112.0         102.3         130.7
                                                                     ------------------------------------
Cash and equivalents at end of year                                  $  180.9      $  112.0      $  102.3
                                                                     ====================================
Supplemental disclosure of cash flow information
Cash paid during the year for
    Interest (net of amount capitalized)                             $   13.5      $   16.2      $   13.8
                                                                     ====================================
    Income taxes                                                     $   46.1      $   28.6      $   70.4
                                                                     ====================================



See accompanying notes to consolidated financial statements.

                          ALLERGAN 1997 ANNUAL REPORT



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Allergan and all of its subsidiaries. All significant transactions among the consolidated entities have been eliminated from the financial statements. The accounts of most non-U.S. subsidiaries are included on the basis of their fiscal years ended November 30.

    The Company is in the process of changing financial systems in its significant non-U.S. subsidiaries. Future results of such operations will be accounted for on a calendar year basis. Certain non-U.S. subsidiaries underwent this system conversion in 1997. Subsidiaries undergoing this conversion in 1997 had revenues of $4.8 million and a net loss of $0.1 million for the month of December 1997, which was recorded as an adjustment to retained earnings.

>Use of Estimates

The financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

>Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are generally determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity. Gains and losses resulting from foreign currency transactions and translation adjustments relating to foreign entities deemed to be operating in U.S. dollar functional currency in highly inflationary economies are included in earnings. Foreign currency transaction and translation losses totaled $5.6 million in 1997, $3.3 million in 1996 and $1.8 million in 1995.


>Cash and Equivalents

The Company considers cash and equivalents to include cash in banks and deposits with financial institutions which can be liquidated without prior notice or penalty.

>Inventories

Inventories are valued at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method.

>Long-Lived Assets

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

    Goodwill represents the excess of acquisition costs over the fair value of net assets of purchased businesses and is being amortized on a straight-line basis over periods from 7 to 30 years. Intangibles include patents, licensing agreements and marketing rights which are being amortized over their estimated useful lives. Amortization expense was $20.0 million in 1997, $21.6 million in 1996 and $14.3 million in 1995.

    Long-lived assets and certain identifiable intangibles are reviewed for impairment in value based upon undiscounted future operating cash flows, and appropriate losses are recognized, whenever the carrying amount of an asset may not be recovered.

>Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped to the customer. Research service revenue is recognized and related costs are recorded as services are performed under research service agreements.

>Stock-Based Compensation

The Company measures stock based compensation using a method which assumes that options granted at market price at the date of grant have no intrinsic value. Pro forma net income and earnings per share are

                          ALLERGAN 1997 ANNUAL REPORT



presented in Note 9 as if the fair value method had been applied.

>Reclassifications

Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform them to the 1997 presentation.

>New Accounting Standards

In June 1997, Statement of Financial Accounting Standards No. 130 - "Reporting Comprehensive Income" (SFAS No. 130) and SFAS No. 131 - "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131) were issued and are effective for periods beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting comprehensive income and its components. SFAS No. 131 establishes standards for reporting financial and descriptive information regarding an enterprise's operating segments. These standards increase disclosure in the financial statements, and will have no impact on the Company's financial position or results of operations.

>Income Taxes

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

 NOTE 2  ACQUISITIONS

In 1995, the Company acquired four businesses:

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

    The cost of the acquisitions totaled $149.8 million. The acquisitions were accounted for using the purchase method. Goodwill related to the acquisitions of $139.6 million is being amortized over periods of 7 to 30 years. Results of operations of each of the acquisitions have been included in the Company's income statements since their respective dates of acquisition. On the basis of an unaudited pro forma consolidation of the results of operations as if the acquisitions had taken place at the beginning of 1995, the Company would have reported net sales of $1,148.5 million, net earnings of $73.0 million, basic earnings per common share of $1.14 and diluted earnings per common share of $1.12.

    The unaudited pro forma results of operations are not necessarily indicative of the results of operations that would have occurred had the acquisitions occurred at the beginning of 1995, or of future results of operations.

    In addition to the acquisitions discussed above, the Company acquired the minority ownership of the Santen-Allergan joint venture, which markets contact lens care products in Japan, for $25.7 million in August 1995.

NOTE 3  SPECIAL CHARGES

During 1996, the Company recorded a $70.1 million restructuring charge, $49.7 million after taxes. The restructuring charge related to a comprehensive program anticipated to streamline operations and reduce costs through management restructuring and facilities consolidation resulting in a workforce reduction of approximately 500 people. The restructuring and facilities consolidation activities affected employees in various activities in 22 locations worldwide. The restructuring charge was recorded over the last three quarters of 1996 as employees at each location were notified of the restructuring plan and its effect on their location. The restructuring charge was originally estimated to consist of $34.0 million of employee severance costs, $29.6 million of facility consolidation costs and $6.5 million of other costs. During 1997, $7.6 million was paid to approximately 140 terminated employees and $10.1 million was paid for facilities consolidation and other costs. During 1996, $9.9 million was paid to approximately 300 terminated employees and $26.5 million was paid for facility consolidation and other costs.

                          ALLERGAN 1997 ANNUAL REPORT



    As the Company implemented its streamlined business plan, certain assets were determined to be of limited or no future value. The Company recorded $7.4 million in write-offs, $5.3 million after taxes, of computer hardware and software and certain intangible assets in 1996.

NOTE 4 ALLERGAN LIGAND RETINOID THERAPEUTICS, INC.

Since 1992, the Company and Ligand Pharmaceuticals Incorporated (Ligand) operated a joint venture for the purpose of performing certain research and development activities. In December 1994, Allergan and Ligand formed a new research and development company, Allergan Ligand Retinoid Therapeutics, Inc.
(ALRT) to function as the successor to the joint venture. In June 1995, Ligand contributed $17.5 million to ALRT for a right to acquire all of the stock of ALRT at specified future dates and amounts. At the same time, the Company contributed $50.0 million to ALRT in exchange for rights to acquire one half of all technologies and other assets, or a similar right to acquire all of the stock of ALRT if Ligand did not exercise its right. The Company also purchased $6.0 million of Ligand common stock at the time of its contribution to ALRT. The Company accounted for its $50.0 million contribution as a charge to operating expense at the time of the contribution.

    In November 1997 Ligand acquired all of the stock of ALRT. At the same time, Allergan paid $8.9 million to Ligand to acquire one-half of all technologies and cash of approximately $5.5 million. The net cost of assets acquired was charged to research and development. At that time, Allergan and Ligand changed their agreements so that, among other things, ALRT compounds and development programs were divided between Allergan and Ligand, and each party received exclusive rights to ALRT technology for use with their respective compounds and programs.

    The Company performed contract research services for ALRT from 1995 to 1997. Revenues from such services represent a recovery of the research and development costs incurred with an amount added to compensate the Company for general corporate overhead costs. The Company recognized revenues and related costs as services were performed under such contracts.


NOTE 5 COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                    December 31,
In millions                                      1997          1996
-------------------------------------------------------------------
Trade receivables, net
   Trade receivables                          $  193.8     $  250.0
   Less allowance for doubtful accounts            6.8          7.5
                                              ---------------------
                                              $  187.0     $  242.5
                                              =====================

Inventories
   Finished products                          $   96.8     $   87.5
   Work in process                                15.7         11.1
   Raw materials                                  35.3         31.5
                                              ---------------------
                                              $  147.8     $  130.1
                                              =====================

Other current assets
   Prepaid expenses                           $   54.4     $   42.3
   Deferred taxes                                 44.8         41.7
   Other                                          21.5         31.1
                                              ---------------------
                                              $  120.7     $  115.1
                                              =====================

Property, plant and equipment, net
   Land                                       $   13.0     $   14.7
   Buildings                                     293.8        275.0
   Machinery and equipment                       297.3        289.1
                                              ---------------------
                                                 604.1        578.8
   Less accumulated depreciation                 246.3        230.3
                                              ---------------------
                                              $  357.8     $  348.5
                                              =====================

Goodwill and intangibles, net
   Goodwill                                   $  288.5     $  297.1
   Intangibles                                    37.3         36.0
                                              ---------------------
                                                 325.8        333.1
   Less accumulated amortization                 112.4         94.5
                                              ---------------------
                                              $  213.4     $  238.6
                                              =====================

                          ALLERGAN 1997 ANNUAL REPORT




NOTE 6 NOTES PAYABLE AND LONG-TERM DEBT

                               1997                        1996
                            Average                     Average
                          Effective                   Effective
                           Interest     December       Interest     December
In millions                    Rate     31, 1997           Rate     31, 1996
----------------------------------------------------------------------------
Bank loans                     8.24%    $   16.1           6.47%    $   26.7
Commercial paper               7.08%        40.6           6.86%        15.0
Capitalized leases                           5.8                         7.3
5.93% - 6.92%
   medium term
   notes due from
   1998 - 2002                 6.54%        65.0           6.50%        85.0
Yen denominated
   notes due from
   1999 - 2003                 1.55%        78.6           1.57%        80.3
ESOP loan
   due 2003                    4.82%        15.8           4.73%        18.2
Other                                        1.1                         4.1
                                       -------------------------------------
                                       $   223.0                    $  236.6
   Less current
     maturities                             80.5                        66.6
                                       -------------------------------------
   Total long-term
     debt                              $   142.5                    $  170.0
                                       =====================================


    At December 31, 1997 and 1996, the Company had $250 million of domestic unused committed lines of credit which support general corporate purposes and domestic commercial paper borrowing arrangements. The commitment fees under the agreements are nominal. In addition, the Company had foreign unused committed lines of credit of approximately $6.1 million in 1997 and $16.3 million in 1996. At December 31, 1997, $10.6 million of commercial paper was classified as long-term debt because the Company had the ability to refinance these debts on a long term basis under terms of its unused committed lines of credit.

    The credit facilities and medium term note program entered into by the Company provide that the Company will maintain certain financial and operating covenants which include, among other provisions, maintaining minimum debt to capitalization ratios and minimum consolidated net worth. Certain covenants also limit subsidiary debt and restrict dividend payments. The Company was in compliance with these covenants as of December 31, 1997. The Employee Stock Ownership Plan and related loan is discussed in Note 9 and three interest rate swap agreements totaling $40.0 million are described in Note 10.

    The aggregate maturities of debt for each of the next five years and thereafter are as follows: 1998, $80.5 million; 1999, $61.0 million; 2000, $2.6 million; 2001, $16.8 million; 2002, $23.0 million; and $39.1 million thereafter. Interest incurred of $1.1 million in 1997, $1.0 million in 1996 and $1.2 million in 1995 has been capitalized and included in property, plant and equipment. Noncash additions to capitalized leases and capital lease obligations of $1.7 million in 1997 and $0.8 million in 1996 were recorded on the Company's balance sheet and excluded from the Consolidated Statements of Cash Flows.

NOTE 7 INCOME TAXES

The components of earnings before income taxes and minority interest were:

                                                 Year Ended December 31,
In millions                                     1997           1996           1995
----------------------------------------------------------------------------------
Earnings before income taxes
   and minority interest
     U.S                                    $   44.3       $   31.9       $   46.5
     Non-U.S                                   112.8           76.1           78.7
                                            --------------------------------------
Earnings before income taxes
   and minority interest                    $  157.1       $  108.0       $  125.2
                                            ======================================


    The provision for income taxes consists of the following:

                                                  Year Ended December 31,
In millions                                1997             1996             1995
--------------------------------------------------------------------------------
Income tax expense (benefit)
   Current
     U.S. federal                       $  (4.2)         $   9.9          $  12.3
     Non-U.S                               28.3             22.7             26.8
     U.S. state and
        Puerto Rico                         3.8              6.8             11.3
                                        -----------------------------------------
     Total current                         27.9             39.4             50.4
                                        -----------------------------------------
   Deferred
     U.S. federal                          (3.5)           (11.5)             1.7
     Non-U.S                                4.9              5.9             (1.8)
     U.S. state and
        Puerto Rico                        (0.3)            (2.5)             1.4
                                        -----------------------------------------
     Total deferred                         1.1             (8.1)             1.3
                                        -----------------------------------------
Total                                   $  29.0          $  31.3          $  51.7
                                        =========================================

                          ALLERGAN 1997 ANNUAL REPORT



    The reconciliations of the U.S. federal statutory tax rate to the combined effective tax rate follow:

                                                1997          1996          1995
--------------------------------------------------------------------------------
Statutory tax rate                              35.0%         35.0%         35.0%
   State taxes, net of U.S.
     tax benefit                                 0.7          (0.7)          1.3
   Ireland and Puerto Rico
     income                                    (10.7)        (13.7)        (13.9)
   U.S. tax effect of foreign
     earnings and dividends,
     net of foreign tax credits                  1.3           5.4          --
   Other credits                                (1.7)         (0.5)         (0.8)
   Taxes on unremitted
     earnings of subsidiaries                    9.7           7.8           8.0
   Valuation allowance, federal
     & state, on ALRT
     contribution                              (10.9)         --            15.6
   Other                                        (4.9)         (4.3)         (3.9)
                                               ---------------------------------
     Effective tax rate                         18.5%         29.0%         41.3%
                                               =================================


    The Company's effective tax rate, exclusive of the impact of reversing the valuation allowance associated with the deferred tax benefit on the ALRT contribution, would have been 29.0% in 1997.

    The Company's effective tax rate, exclusive of the impact of the one-time charge to earnings for the contribution to ALRT, would have been 29.5% for 1995.

    Withholding and U.S. taxes have not been provided on approximately $295.8 million of unremitted earnings of certain non-U.S. subsidiaries because such earnings are or will be reinvested in operations or will be offset by appropriate credits for foreign income taxes paid. Such earnings would become taxable upon the sale or liquidation of these non-U.S. subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability, if any.

    The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited and settled through the year 1993. The Company and its consolidated subsidiaries are not currently under examination.

    At December 31, 1997, the Company has net operating loss carryforwards in certain non-U.S. subsidiaries, with various expiration dates, of approximately $44.9 million.

    Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1997, 1996 and 1995 are as follows:


In millions                                     1997           1996           1995
----------------------------------------------------------------------------------
Deferred tax assets
   Net operating loss
     carryforwards (foreign)                $   10.5       $   13.0       $  11.7
   Accrued expenses                             23.4           16.0          17.1
   Foreign tax credit
     carryforwards                              --              2.0           1.4
   Capitalized expenses                          7.9           13.4          11.9
   Pension expense                               7.1            7.4           4.9
   Medicaid rebates                              4.2            4.9           4.7
   Postretirement medical
     benefits                                    6.7            6.1           5.7
   Intercompany profit in
     inventory                                   8.2            7.0           3.6
   ALRT contribution                            15.5           19.5          19.5
   All other                                    17.4           24.8          14.5
                                            -------------------------------------
                                               100.9          114.1          95.0
   Less: valuation allowance                   (16.9)         (35.8)        (33.9)
                                            -------------------------------------
Total deferred tax asset                        84.0           78.3          61.1
                                            -------------------------------------
Deferred tax liabilities
   Depreciation                                 13.0           13.4          10.9
   All other                                    25.1           17.9          11.3
                                            -------------------------------------
Total deferred tax liabilities                  38.1           31.3          22.2
                                            -------------------------------------
Net deferred tax asset                      $   45.9       $   47.0       $  38.9
                                            =====================================


    The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 1997 were $44.8 million and $1.1 million, respectively. The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 1996 were $41.7 million and $5.3 million, respectively. Such amounts are included in other current assets and investments and other assets in the consolidated balance sheets.

    The 1997 decrease of $18.9 million in the valuation allowance relates substantially to the reversal of the valuation allowance associated with the deferred tax benefit on the ALRT contribution.

    The 1996 increase of $1.9 million in the valuation allowance relates substantially to increased future net operating loss benefits in foreign jurisdictions.

    Based on the Company's current and historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax asset at December 31, 1997. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income, however, there can be no assurance that the Company

                          ALLERGAN 1997 ANNUAL REPORT



will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

NOTE 8 EMPLOYEE RETIREMENT AND OTHER BENEFIT PLANS

>Pension Plans

The Company sponsors qualified defined benefit pension plans covering substantially all of its employees. In addition, the Company sponsors two supplemental nonqualified plans, covering certain management employees and officers. U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Combined pension expense was $10.5 million in 1997, $12.7 million in 1996 and $7.4 million in 1995.


    Components of pension expense under the Company's U.S. and major non-U.S. plans for 1997, 1996 and 1995 were:


                                                     Year Ended December 31,
In millions                                     1997           1996           1995
--------------------------------------------------------------------------------
Service cost                               $     9.0      $     8.8      $     6.8
Interest cost                                   10.8            9.8            8.2
Actual return on assets                        (17.7)          (9.1)         (12.3)
Net amortization and deferral                    8.4            3.2            4.7
                                           ---------------------------------------
Total pension expense                      $    10.5      $    12.7      $     7.4
                                           =======================================

    The Company's funding policy for its U.S. qualified plan is to provide currently for accumulated benefits, subject to federal regulations. Plan assets of the qualified plan consist primarily of fixed income and equity securities. Benefits for the nonqualified plans are paid as they come due. Funded status of the Company's U.S. and major non-U.S. plans' pension liabilities and assets at December 31 are presented as follows.

                                                December 31,
                                      1997                        1996
                             -----------------------    -----------------------
                                               Non-                        Non-
In millions                  Qualified    Qualified     Qualified     Qualified
-------------------------------------------------------------------------------
Plan assets at fair
   market value               $  124.0      $    --      $  101.4      $    --
                              -------------------------------------------------
Accumulated benefit
   obligation
     Vested                   $   98.6      $  10.1      $   83.9      $   8.5
     Nonvested                     7.1          0.1           7.4          0.2
                              -------------------------------------------------
                                 105.7         10.2          91.3          8.7
                              -------------------------------------------------
Plan assets in excess
   of (less than)
   accumulated benefit
   obligations                    18.3        (10.2)         10.1         (8.7)
Projected compensation
   increases                      30.8          2.8          33.3          5.0
                              -------------------------------------------------
Projected benefit
   obligation in excess
   of plan assets                 12.5         13.0          23.2         13.7
Unrecognized transition
   asset                           2.3           --           2.8           --
Unrecognized net loss             (2.2)        (0.8)        (13.5)        (2.6)
Unrecognized prior
   service cost                    0.3         (1.4)          0.3         (1.7)
Fourth quarter plan
   contributions                  (1.2)        (0.1)           --           --
                              -------------------------------------------------
Accrued pension cost          $   11.7      $  10.7      $   12.8      $   9.4
                              ================================================


    The funded status of the qualified and non-qualified plans presented as of December 31, 1997 includes the U.S. plan which was measured as of September 30, 1997 and adjusted to reflect amounts paid during the fourth quarter. The Company adopted this measurement date to conform to its internal cost management systems. The effect of changing the measurement date is immaterial to the financial statements.

    The expected long-term rate of return on plan assets ranged from 2.5% to 9.0% in 1997 and 3.5% to 9.5% in 1996. The discount rate used in determining obligations ranged from 3.0% to 7.75% in 1997 and 3.5% to 8% in 1996, and the assumed average rate of increase in future compensation levels ranged from 3.0% to 5.14% in 1997 and 3% to 5.2% in 1996.

                          ALLERGAN 1997 ANNUAL REPORT



>Postretirement Benefits

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

    The following table sets forth the plan's funded status reconciled with the amount shown in the Company's balance sheet at December 31:


                                                        December 31,
In millions                                          1997          1996
-----------------------------------------------------------------------
Retirees                                        $     2.4     $     2.2
Fully eligible plan participants                      0.2           0.1
Other active plan participants                        9.5           6.9
                                                -----------------------
Accumulated postretirement benefit
   obligation                                   $    12.1     $     9.2
                                                =======================
Plan assets at fair value                       $      --     $      --
Accumulated postretirement benefit
   obligation in excess of plan assets               12.1           9.2
Unrecognized net income from past
   experience different from that assumed
   and from changes in assumptions                    3.0           4.8
Past service costs                                    1.7           1.8
                                                -----------------------
Accrued postretirement benefit cost             $    16.8     $    15.8
                                                =======================

    Net periodic postretirement benefit cost included the following components:



                                         Year Ended December 31,
In millions                           1997        1996        1995
-------------------------------------------------------------------
Service cost -- benefits
   attributed to service
   during the period                $  0.8      $  0.9      $  0.9
Interest cost on accumulated
   postretirement
   benefit obligation                  0.7         0.7         0.8
Net amortization and deferral         (0.3)       (0.2)       (0.2)
                                    ------------------------------
Net periodic postretirement
   benefit cost                     $  1.2      $  1.4      $  1.5
                                    ==============================

    Cost increases of 2.5% were assumed for the indemnity medical plan and 4.5% for the HMO medical plan in 1997. Annual cost increases were assumed to increase gradually to 5.5% for the medical plans by 1999 and remain level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $2.6 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.3 million. The discount rates used in determining the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost were 7.25% and 8.0%, respectively.

>Savings and Investment Plans

In May 1989, the Company established Savings and Investment Plans, which provide for all U.S. and Puerto Rico employees to become participants upon employment. In general, participants' contributions, up to 5% of compensation, qualify for a 50% Company match. Company contributions are generally used to purchase Allergan common stock. The Company's costs of the Plans were $3.2 million in 1997, $3.1 million in 1996, and $2.8 million in 1995.

NOTE 9 EMPLOYEE STOCK OWNERSHIP PLAN AND INCENTIVE COMPENSATION PLANS

>Employee Stock Ownership Plan

In May 1989, the Company established an Employee Stock Ownership Plan (ESOP) for U.S. employees. The ESOP was funded by a $31.7 million loan borrowed by the ESOP in July 1989. The loan is guaranteed by the Company as to payment of principal and interest and, accordingly, the unpaid balance of the loan is included in the Company's consolidated financial statements as debt, offset by unearned compensation included in stockholders' equity. The ESOP trust purchased 1,335,000 shares from the Company using the proceeds of the loan. Participants receive an allocation of shares held in the plan based on the amortization schedule of the loan borrowed by the ESOP to purchase the shares, and generally become vested over five years of Company service. Allocated shares are divided among participants based on relative compensation. Allocated and unallocated shares in the ESOP as of December 31, 1997 and 1996 are:

                                                              Number of Shares
In thousands                                                1997            1996
--------------------------------------------------------------------------------
Allocated shares                                             681             582
Shares committeed to be allocated                             99              99
Unallocated shares                                           555             654
                                                           ---------------------
Total ESOP shares                                          1,335           1,335
                                                           =====================

                          ALLERGAN 1997 ANNUAL REPORT




    The loan has a fifteen year maturity, with quarterly principal and interest payments. Under the current repayment plan, the loan will be repaid in October 2003. Interest rates are determined at the Company's option based upon a percent of prime or the LIBOR and the Company's consolidated debt to capitalization ratio. The Company has entered into an interest rate swap agreement, maturing in 1999, to reduce the impact that interest rate changes have on $10 million of the ESOP loan (see Note 10).

    Dividends accrued on unallocated shares held by the ESOP are used to repay the loan and totaled $0.4 million for each of the three years presented. Dividends received on allocated shares held by the ESOP are allocated directly to participants' accounts. Interest incurred on ESOP debt in 1997, 1996 and 1995 was $0.8 million, $1.2 million and $1.3 million, respectively. Compensation expense is recognized based on the amortization of the related loan. Compensation expense for 1997, 1996 and 1995 was $2.0 million, $1.9 million and $1.9 million, respectively.


>Incentive Compensation Plans

The Company has an incentive compensation plan and a nonemployee director stock plan. The incentive compensation plan provides for the granting of non-qualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. As of December 31, 1997, an aggregate of 5,878,000 shares of stock have been authorized for issuance under the incentive compensation plan and 50,000 shares have been authorized for issuance under the nonemployee director stock plan.

    Options become exercisable 25% per year beginning twelve months after the date of grant. Options generally expire ten years after their original date of grant. Options granted under the Company's incentive compensation plan provide that an employee holding a stock option may exchange stock which the employee already owns as payment against the exercise of their option. This provision applies to all options outstanding at December 31, 1997.

    Stock option activity under the Company's incentive compensation plan was as follows:

                                                         1997                     1996                      1995
                                                  --------------------     --------------------    ---------------------
                                                              Weighted                 Weighted                 Weighted
                                                  Number       Average     Number       Average     Number       Average
                                                      of      Exercise         of      Exercise         of      Exercise
In thousands, except option price data            Shares         Price     Shares         Price     Shares         Price
------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                     3,978     $   25.18      4,084     $   22.55      4,189     $   21.35
Options granted                                    1,486         27.25        870         35.13        767         27.68
Options exercised                                   (839)        21.97       (866)        22.54       (747)        21.02
Options cancelled                                   (154)        29.86       (110)        27.05       (125)        23.20
                                                  ----------------------------------------------------------------------
Outstanding, end of year                           4,471         26.30      3,978         25.18      4,084         22.55
                                                  ======================================================================

Exercisable, end of year                           2,149         23.64      2,423         22.13      2,384         21.21
                                                  ======================================================================

Weighted average fair value of options granted
   during the year                                       $ 10.61                   $ 14.84                  $ 11.49
                                                         =======                   =======                  =======


    The fair value of each option granted during 1997, 1996 and 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 1.9% in 1997, 1.4% in 1996 and 1.7% in 1995, expected volatility of 39% for 1997 and 43% for 1996 and 1995, risk-free interest rate of 6.7% in 1997 and 1996 and 6.95% in 1995, and expected life of 7 years for 1997, 1996 and 1995 grants.

    The following table summarizes stock options outstanding at December 31, 1997 (shares in thousands):



                                             Options Outstanding                      Options Exercisable
                              -----------------------------------------------    ------------------------------
                                   Number            Average         Weighted         Number           Weighted
                              Outstanding          Remaining          Average    Exercisable            Average
Range of Exercise Prices      at 12/31/97   Contractual Life   Exercise Price    at 12/31/97     Exercise Price
---------------------------------------------------------------------------------------------------------------
$13.50 - $20.16                       224          2.2 years           $16.74            224             $16.74
$20.34 - $29.75                     3,453          6.6 years            24.93          1,708              23.09
$33.19 - $35.13                       794          8.2 years            34.98            217              35.13
                                    -----                                              -----
                                    4,471                                              2,149
                                    =====                                              =====

                          ALLERGAN 1997 ANNUAL REPORT




    No compensation expense has been recognized for stock-based incentive compensation plans other than for the restricted stock award plan and the nonemployee director stock plan. Had compensation expense for the Company's incentive compensation plan been recognized based upon the fair value for awards granted, as prescribed under SFAS No. 123, the Company's net earnings would have been reduced by $6.6 million or $0.10 for both basic and diluted earnings per share in 1997, $5.3 million or $0.08 for both basic and diluted earnings per share in 1996, and $2.1 million or $0.03 basic earnings per share and $0.04 diluted earnings per share in 1995. These proforma effects are not indicative of future amounts. The Company expects to grant additional awards in future years.

    Under the terms of the incentive compensation plan, the restricted stock awards are subject to restrictions as to sale or other disposition of the shares and to restrictions which require continuous employment with the Company. The restrictions generally expire, and the awards become fully vested, four years from the date of grant. The Company granted 64,000, 89,000 and 92,000 shares of stock under the plan in 1997, 1996 and 1995, respectively. The weighted average grant date exercise price of the restricted stock grants was $27.97 in 1997, $35.13 in 1996 and $27.68 in 1995. Grants of restricted stock are charged to unearned compensation in stockholders' equity at their fair value and recognized in expense over the vesting period. Compensation expense recognized under the restricted stock award plan was $1.3 million, $1.4 million and $1.7 million in 1997, 1996 and 1995, respectively.

    Under the terms of the nonemployee director stock plan, each eligible director received an initial grant of restricted stock and will receive additional grants upon re-election to the Board. As of December 31, 1997, there were 12,000 shares issued and outstanding under the plan.

NOTE 10 FINANCIAL INSTRUMENTS

In the normal course of business, operations of the Company are exposed to risks associated with fluctuations in currency exchange rates and interest rates. The Company addresses these risks through controlled risk management that includes the use of derivative financial instruments to hedge these exposures. The Company does not enter into financial instruments for trading or speculative purposes.

    The Company has a policy of only entering into contracts with parties that have at least an "A" or equivalent credit rating. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any one counterparty. Even though the Company may be exposed to losses in the event of non-performance by these counterparties, management believes that risk of loss is remote and in any event would be immaterial.

>Foreign Exchange Risk Management

The Company enters into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates on two types of foreign currency exposures. These contracts generally have maturities of less than 12 months. Exposures arising from non-U.S. Dollar intercompany borrowings are managed principally through the use of forward contracts. The Company has forward contracts outstanding at year-end in various currencies, principally in Australian Dollars, Singapore Dollars, Deutsche Marks, and Spanish Pesetas. Gains and losses on forward contracts are deferred and recognized into income upon settlement. Foreign currency forward contracts do not subject the Company to market risk from exchange rate movements because such gains and losses offset losses and gains, respectively on the assets, liabilities or transactions being hedged.

    The Company also enters into option contracts to hedge anticipated foreign currency cash flows. Premiums paid on option contracts are capitalized as other current assets and are charged to non-operating expense using the straight-line method over the life of the option. Gains and losses on purchased options are recognized in income as incurred.

    At December 31, the notional amounts of the Company's outstanding foreign currency derivative financial instruments were as follows:

(in millions)                     1997     1996
-----------------------------------------------
Forward exchange contracts       $28.3    $27.7
Foreign currency options           8.9      --

>Interest Rate Swaps

The Company has entered into interest rate swap agreements with commercial banks to reduce the impact of interest rate changes on its floating rate long-term debt. These derivative financial instruments allow the Company to make long-term borrowings at floating rates and then swap them into fixed rates that are anticipated to be lower than those available to the

                          ALLERGAN 1997 ANNUAL REPORT



Company if fixed-rate borrowings were made directly. Under interest rate swaps, the Company exchanges at specified intervals, certain notional amounts of its floating rate debt which are indexed based on LIBOR, with fixed rates.

    The following illustrates the notional amounts, maturity dates, and the effective floating and fixed interest rates as of December 31, 1997:

                                               Interest Rate
                      Notional   Maturity   -------------------
(in millions)           amount       date   Floating     Fixed
---------------------------------------------------------------
Interest Rate Swaps      $10.0       1999      4.89%      4.75%
                          10.0       2000      5.75%      7.00%
                          20.0       1999      5.88%      6.95%

    Gains or losses incurred as a result of the swap agreements are deferred and recorded as interest expense. The Company would be required to pay $0.5 million to terminate the swap agreements based upon their fair value at December 31, 1997.

>Fair Value of Financial Instruments

The carrying amount of cash and equivalents approximates fair value due to the short-term maturities of these instruments. The fair value of marketable investments, notes payable, long-term debt and foreign currency contracts were estimated based on quoted market prices at year-end. The fair values of nonmarketable equity investments, which represent either equity investments in start-up technology companies or partnerships that invest in start-up technology companies, are estimated based on the fair value information provided by these ventures. The fair value and carrying amount of risk management instruments were not material at December 31, 1997 and 1996.

    The estimated fair value of the Company's financial instruments at December 31 are as follows:

                                            1997                     1996
                                   ---------------------     ---------------------
                                   Carrying         Fair     Carrying         Fair
(in millions)                        Amount        Value       Amount        Value
-----------------------------------------------------------------------------------
Cash and equivalents               $  180.9     $  180.9     $  112.0     $  112.0
Non-current investments:
   Marketable equity                   42.5         42.5         19.7         19.7
   Non-marketable
     equity                            32.5         32.5         28.7         28.7
Notes payable                          80.5         80.5         66.6         66.6
Long-term debt                        142.5        142.5        170.0        170.0

    Marketable equity amounts include unrealized holding gains of $25.6 million at December 31, 1997 and $4.8 million at December 31, 1996; and unrealized holding losses of $1.3 million at December 31, 1997.


>Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk principally consist of trade receivables. Wholesale distributors, major retail chains, and managed care organizations account for a substantial portion of trade receivables. This risk is limited due to the number of customers comprising the Company's customer base, and their geographic dispersion. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

NOTE 11 COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities, office equipment and automobiles and provides for payment of taxes, insurance and other charges on certain of these leases. Rental expense was $23.0 million in 1997, $18.3 million in 1996 and $13.4 million in 1995.

    Future minimum rental payments under non-cancelable operating lease commitments with a term of more than one year as of December 31, 1997, are as follows: $23.0 million in 1998; $14.9 million in 1999; $7.7 million in 2000; $3.4 million in 2001; $2.4 million in 2002; and $12.5 million thereafter.

    The Company is involved in various litigation and claims arising in the normal course of business. Management believes that recovery or liability with respect to these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE 12 BUSINESS SEGMENT INFORMATION

The Company operates primarily in one business segment engaged in the development, manufacture and marketing of a broad range of specialty health care products for specific disease areas.

    The table on the next page represents the Company's business segment information by geographic area.

    All research service revenues are derived in the United States (see Note 4).

                          ALLERGAN 1997 ANNUAL REPORT


Geographic Areas

                                                    Year Ended December 31,
In millions                                  1997            1996             1995
-----------------------------------------------------------------------------------
Product net sales(a)
   United States                       $    571.1      $    547.8      $    530.6
                                       ------------------------------------------
   Europe                                   451.4           426.2           432.6
   Asia                                     169.9           151.0           102.7
   Latin America                            122.4           112.7            61.8
   Other                                     82.7            83.0            83.9
                                       ------------------------------------------
   Total international                      826.4           772.9           681.0
   Transfers between areas(a)
     United States                          (84.0)          (73.2)          (59.2)
     Europe                                (112.9)          (42.4)          (43.1)
     Latin America                          (18.6)          (15.0)           --
     Other                                  (44.0)          (43.1)          (42.1)
                                       ------------------------------------------
   Total transfers
     between areas                         (259.5)         (173.7)         (144.4)
                                       ------------------------------------------
        Total product
          net sales                    $  1,138.0      $  1,147.0      $  1,067.2
                                       ==========================================

Operating income (expense)
   United States before
     research and
     development and
     contribution to ALRT              $    151.0      $    157.2      $    212.1
   Research and
     development expenses(b)               (104.3)          (92.8)          (91.7)
   Contribution to ALRT                        --              --           (50.0)
                                       ------------------------------------------
   United States                             46.7            64.4            70.4
                                       ------------------------------------------
   Europe                                   157.1           100.1           117.4
   Asia                                       0.1            (2.8)           (4.3)
   Latin America                             16.6            16.7             6.4
   Other                                     (8.7)           (6.1)           (4.7)
                                       ------------------------------------------
   Total international                      165.1           107.9           114.8
                                       ------------------------------------------
                                            211.8           172.3           185.2
   Corporate expenses                       (62.8)          (61.7)          (55.6)
                                       ------------------------------------------
     Total operating
        income(c)                      $    149.0      $    110.6      $    129.6
                                       ==========================================
Identifiable assets(d)
   United States                       $    482.1      $    494.6      $    505.9
                                       ------------------------------------------
   Europe                                   351.7           351.8           362.6
   Asia                                     123.6           123.1           104.5
   Latin America                             96.5           103.5            90.5
   Other                                    164.1           164.8           150.5
                                       ------------------------------------------
   Total international                      735.9           743.2           708.1
   Corporate                                180.9           112.0           102.3
                                       ------------------------------------------
     Total assets                      $  1,398.9      $  1,349.8      $  1,316.3
                                       ==========================================


(a) Net sales include both sales to unaffiliated customers and transfers between geographic areas. Transfers between geographic areas are made at terms that allow for a reasonable profit to the seller.

(b) The Company's principal research and development efforts are performed in the United States.

(c) Results in 1996 include special charges totaling $77.5 million. Such charges include $70.1 million in restructuring charges and $7.4 million in asset write-offs. By geographic segment the special charges were $37.3 million in the United States, $36.7 million in Europe, $2.1 million in Asia, $1.2 million in Latin America, and $0.2 million in Other.

d) Identifiable assets are those used by the operations in each geographic location. Corporate assets consist of cash, time deposits and short-term investments.

NOTE 13 SUBSEQUENT EVENTS

On January 27, 1998, the Board of Directors declared a cash dividend of $0.13 per share, payable March 10, 1998, to stockholders of record on February 17, 1998.

    In 1997 the Company formed a new subsidiary, Allergan Specialty Therapeutics, Inc. (ASTI), to conduct research and development of potential pharmaceutical products based on the Company's retinoid and neuroprotective technologies. In November, the Company filed a registration statement with the Securities and Exchange Commission on behalf of ASTI relating to a proposed special distribution of ASTI Class A Common Stock to the Company's stockholders. The distribution is expected to occur on or about March 10, 1998 to stockholders of record on February 17, 1998.

    Prior to the distribution, the Company will contribute $200 million to ASTI. The market value of ASTI stock is anticipated to be approximately $23 to $35 million at the date of distribution. The Company will record a dividend for the amount of the market value of ASTI stock at the distribution. The remainder of the $200 million will be recorded as a charge against operating income. The Company's stockholders will receive one share of ASTI Class A Common Stock for each 20 shares of common stock held as of the record date. Based on 65,292,628 shares of common stock outstanding as of December 31, 1997, approximately 3,264,600 shares of ASTI Class A Common Stock are expected to be issued in the distribution. The Company's stockholders will not be required to pay any cash or other consideration for the ASTI Class A Common Stock received in the distribution. The distribution is expected to be taxable as a dividend to each holder in the amount of the fair market value of ASTI Shares distributed to such holder.

    As the sole holder of ASTI's outstanding Class B Common Stock following the distribution, the Company will have the option to repurchase all of the outstanding ASTI Shares under specified conditions. The Company has also granted certain technology licenses and agreed to make specified payments on sales of certain products in exchange for the payment by ASTI of a technology fee and the option to independently develop certain compounds funded by ASTI prior to the filing of an Investigational New Drug application with the U.S. Food and Drug Administration with respect thereto and to license any products and technology developed by ASTI. The Company will recognize the technology fee as revenue as it is earned and received.

                          ALLERGAN 1997 ANNUAL REPORT



    ASTI's technology and product research and development activities will take place under a research and development agreement with the Company. The Company will recognize revenues and related costs as services are performed under such contracts. It is currently expected that substantially all of ASTI's funds will be directed toward continuing the research and development of products based on retinoid and neuroprotective technologies. In addition, ASTI may fund the research and development of pharmaceutical products in therapeutic categories of interest to the Company, other than those based on retinoid and neuroprotective technologies, that complement the Company's product pipeline or otherwise are believed to provide a potential commercialization opportunity for the Company.

NOTE 14 EARNINGS PER SHARE

In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" (EPS). SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options. Diluted earnings per share is very similar to the previously reported primary earnings per share. All earnings per share amounts for all periods have been restated to conform to SFAS No. 128 requirements.

    The reconciliations of the numerators and denominators of the basic and diluted earnings per share computations are as follows:



                                     For the Year Ended 1997              For the Year Ended 1996
                            -------------------------------------    -----------------------------------
(In millions, except per        Income         Shares   Per-Share       Income         Shares  Per-Share
share data)                 (Numerator)  (Denominator)     Amount   (Numerator)  (Denominator)    Amount
--------------------------------------------------------------------------------------------------------
Computation of basic EPS:
Income available to
   common stockholders          $128.3           65.2       $1.97        $77.1           65.1      $1.18
                                                            -----                                  -----
Effect of dilutive options                        0.6                                     1.0
                                                 ----                                    ----
Computation of diluted EPS:
Income available to
   common stockholders
   assuming conversions         $128.3           65.8       $1.95        $77.1           66.1      $1.17
                                                 ====       =====                        ====      =====




                                      For the Year Ended 1995
                            --------------------------------------
(In millions, except per        Income          Shares   Per-Share
share data)                 (Numerator)   (Denominator)     Amount
------------------------------------------------------------------
Computation of basic EPS:
Income available to
   common stockholders         $72.5              64.2       $1.13
                                                             ------
Effect of dilutive options                         0.7
                                                  ----
Computation of diluted EPS:
Income available to
   common stockholders
   assuming conversions        $72.5              64.9       $1.12
                                                  ====       =====


    Options to purchase 733,000 shares of common stock at $35.13 per share were outstanding since April 22, 1996 and options to purchase 61,000 shares of common stock at $33.19 were granted on December 31, 1997. These options were not included in the computation of diluted earnings per share at December 31, 1997 because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

                          ALLERGAN 1997 ANNUAL REPORT



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

    The independent auditors, KPMG Peat Marwick LLP, were recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors. KPMG Peat Marwick LLP were engaged to audit the 1997, 1996 and 1995 consolidated financial statements of Allergan, Inc. and subsidiaries and conducted such tests and related procedures as they deemed necessary in conformity with generally accepted auditing standards. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in this Annual Report.




/s/ DAVID E. I. PYOTT
----------------------------------
David E. I. Pyott
President, Chief Executive Officer


/s/ A. J. MOYER
-----------------------------------
A. J. Moyer
Corporate Vice President and
Chief Financial Officer



/s/ DWIGHT J. YODER
------------------------------------
Dwight J. Yoder
Senior Vice President,
Controller and Principal
Accounting Officer

                          ALLERGAN 1997 ANNUAL REPORT


INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Allergan, Inc.:

We have audited the accompanying consolidated balance sheets of Allergan, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allergan, Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ KPMG PEAT MARWICK LLP


Costa Mesa, California
January 27, 1998

                          ALLERGAN 1997 ANNUAL REPORT




QUARTERLY RESULTS (UNAUDITED)


                                       First       Second       Third        Fourth        Total
In millions, except per share data   Quarter      Quarter      Quarter      Quarter         Year
------------------------------------------------------------------------------------------------
1997(a)
Product net sales                     $256.2       $284.5       $287.7       $309.6     $1,138.0
Product gross margin                   163.6        184.4        187.1        203.6        738.7
Research service revenues                3.1          2.9          2.9          2.1         11.0
Research services margin                 0.2          0.2          0.1          0.1          0.6
Operating income                        24.3         31.5         49.3         43.9        149.0
Net earnings                            17.8         21.4         43.6         45.5        128.3

Basic earnings per share                0.27         0.33         0.67         0.70         1.97
Diluted earnings per share              0.27         0.33         0.66         0.69         1.95

Primary net earnings per share,
    as previously reported(b)           0.27         0.33         0.66

1996
Product net sales                     $258.1       $289.6       $287.5       $311.8     $1,147.0
Product gross margin                   172.4        192.3        187.8        209.8        762.3
Research service revenues                2.1          2.2          3.0          2.6          9.9
Research services margin                 0.2          0.1          0.2          0.2          0.7
Operating income                        33.2          2.7         22.8         51.9        110.6
Net earnings                            23.1          0.7         17.3         36.0         77.1

Basic earnings per share                0.36         0.01         0.27         0.55         1.18
Diluted earnings per share              0.35         0.01         0.26         0.55         1.17

Primary net earnings per share,
   as previously reported(b)            0.35         0.01         0.26         0.55         1.17

(a) Fiscal quarters in 1997 ended on March 28, June 27, September 26 and December 31. In 1996, all quarters were calendar quarters.

(b) Amounts for the first three quarters of 1997 and all four quarters of 1996 have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (see Note 14 in the consolidated financial statements).

SELECTED FINANCIAL DATA


                                                                                     Year Ended December 31,
In millions, except per share data                         1997            1996             1995             1994           1993
--------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Product net sales                                     $ 1,138.0       $ 1,147.0        $ 1,067.2        $   947.2        $ 858.9
Research service revenues                                  11.0             9.9              6.4               --             --
Operating costs and expenses:
    Cost of product sales                                 399.3           384.7            328.0            286.6          249.6
    Cost of research services                              10.4             9.2              5.9               --             --
    Selling, general & administrative                     459.1           456.6            443.4            392.5          362.2
    Research and development                              131.2           118.3            116.7            111.5          102.5
    Restructuring charge                                     --            70.1               --               --             --
    Asset write-offs                                         --             7.4               --               --             --
    Contribution to ALRT                                     --              --             50.0               --             --
                                                      --------------------------------------------------------------------------
    Operating income                                      149.0           110.6            129.6            156.6          144.6
Nonoperating income (expense)                               8.1            (2.6)            (4.4)            (2.3)          (1.0)
Earnings from continuing operations before
    income taxes and minority interest                    157.1           108.0            125.2            158.9          143.6
Earnings from continuing operations                       128.3            77.1             72.5            110.7          104.5
Earnings from discontinued operations                        --              --               --               --            4.4
Net earnings                                              128.3            77.1             72.5            110.7          108.9
Cash dividends per share                                   0.52            0.49             0.47             0.42           0.40

Basic earnings per share:
Earnings per share from continuing operations              1.97            1.18             1.13             1.74           1.59
Earnings per share from discontinued operations              --              --               --               --           0.07
Basic earnings per share                                   1.97            1.18             1.13             1.74           1.66

Diluted earnings per share:
Earnings per share from continuing operations              1.95            1.17             1.12             1.73           1.58
Earnings per share from discontinued operations              --              --               --               --           0.07
Diluted earnings per share                                 1.95            1.17             1.12             1.73           1.65

Primary earnings per share,
    as previously reported:(a)
Earnings per share from continuing operations                              1.17             1.12             1.73           1.58
Earnings per share from discontinued operations                              --               --               --           0.07
Net earnings per share                                                     1.17             1.12             1.73           1.65

Financial Position
Current assets                                        $   636.4       $   599.7        $   522.3        $   485.5        $ 443.9
Working capital                                           273.1           224.4            190.7            161.8          167.5
Total assets                                            1,398.9         1,349.8          1,316.3          1,059.8          939.8
Long-term debt                                            142.5           170.0            266.7             83.7          104.6
Total stockholders' equity                                841.4           749.8            668.9            603.3          514.5

(a) Prior year amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (see Note 14 in the consolidated financial statements).

                  MARKET PRICES OF COMMON STOCK AND DIVIDENDS

The following table shows the quarterly price range of the common stock and the cash dividends declared per share during the period listed.

                        1997                           1996
               ------------------------      ------------------------
Calendar
Quarter        Low       High      Div.      Low       High      Div.
---------------------------------------------------------------------
First          28-3/4    36-1/4    $.13      30-5/8    39-1/4    $.12
Second         25-7/8    33        $.13      34        41-1/4    $.12
Third          29-3/4    36-1/2    $.13      36-3/4    42        $.12
Fourth         31-1/8    37-3/16   $.13      30        38-1/8    $.13

Allergan Common Stock is listed on the New York Stock Exchange and is traded under the symbol "AGN". In newspapers, stock information is frequently listed as "Alergn."

The approximate number of stockholders of record was 12,000 as of January 16, 1998.

For the fourth quarter of 1997, the Board declared a cash dividend of $0.13 per share, payable March 10, 1998 to stockholders of record on February 17, 1998. See Note 6 to the Consolidated Financial Statements relative to restrictions on dividend payments.